
05013633

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Carl Zeiss Meditec

*CURRENT ADDRESS

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34817 FISCAL YEAR 9-30-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/3/06

For about 150 years now the name Carl Zeiss has stood for quality and sustainability. The name is a commitment to tradition: the ZEISS trademark is not only a global symbol for top precision; it is also synonymous with innovation, technological leadership and scientific advancement. As specialists in medical technology, we – Carl Zeiss Meditec – emphasise the performance potential of the ZEISS brand. Our activities focus on our vision of giving every individual perfect eyesight.

We continued to pursue our growth strategy with success in financial year 2004/2005. We achieved an important milestone – as planned – with the expansion of our position in the growth market of ophthalmic surgery. We reinforced our position in the Devices and Systems market segment, both on our own resources and through external growth. At the same time, we also improved Carl Zeiss Meditec AG's profitability.

We are defining the trends in ophthalmology with our products and solutions and with the commitment of our employees. We are continually enhancing the services we offer to our customers and are working relentlessly to improve medical care for the patients who need it. In order to reinforce confidence in our state-of-the-art ophthalmic solutions in future, we will maintain our innovation speed and will also continue to expand our distribution and service structures. Carl Zeiss Meditec AG aims – as it has done in the past – to offer its customers, employees and shareholders decisive value-added as a growth stock with substance, by combining customer orientation, economic success and a sense of responsibility towards one another.

Carl Zeiss Meditec

Table of contents

This chapter provides a detailed insight into financial year 2004/2005. Read about previous developments at Carl Zeiss Meditec AG and learn more about the Company's plans for the future.

Carl Zeiss Meditec AG

The special chapter in this year's Annual [illegible] [illegible] milestones that have been achieved since the formation of Carl Zeiss Meditec AG in 2002.

This chapter describes what we consider to be responsible management and why we believe that conducting our business in this way gives us a decisive advantage.

Responsible management

Transparent and comprehensive financial data and information in accordance with an internationally recognised accounting standard – a matter of course for us from the outset. This chapter provides a detailed insight into the economic development of Carl Zeiss Meditec AG in financial year 2004/2005

Annual financial statements 2004/2005

Forward-looking statements

This Annual Report contains certain forward-looking statements including statements using the words "believe", "assume", "expect" and similar formulations. Such forward-looking statements include known and unknown risks, uncertainties and other factors which may lead to actual future results, the financial position, development or performance of the Group or the relevant sectors differing essentially from those expressly or implicitly assumed in these statements. Among these factors are those which are in the identified risk report of the consolidated management report and other [illegible] [illegible] the future and to adopt them to future events or developments. This Annual Report does not constitute an offer to sell or solicitation of an offer to purchase any securities of Carl Zeiss Meditec Aktiengesellschaft in the United States of America or in any other jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. Readers of this Annual Report are requested [illegible]

This Annual Report does not constitute an offer

[illegible]



Carl Zeiss Meditec AG, Jena, Germany

"The international orientation of Carl Zeiss Meditec means that my work is extremely varied and exciting. Together with American and French colleagues from Research and Development, as well as many other colleagues all over the world, we are trying to meet customer demands using the best possible technologies available. My aim is to use all my knowledge and expertise to preserve and improve sight."



Dr Martin Wiechmann
Director of Research & Development

Carl Zeiss Meditec AG

Join us for a review of a successful financial year 2004/2005. The "Letter to the shareholders" gives an overall assessment of the economic development of Carl Zeiss Meditec AG. This section also contains an overview of our investor relations activities and the most important milestones achieved in the past financial year. Learn more about our market environment and read about how we are continually working to expand our market position.

Dear Shareholders, Ladies and Gentlemen,

2004/2005 was a very successful financial year for us. We are very proud of the results we achieved. In spite of costs in connection with our recent acquisitions, sales and earnings increased again. In addition, the acquisition of the French company IOLTECH S.A. has given us access to the lucrative market for implants and consumables for ophthalmic surgery. And, for the first time in the history of Carl Zeiss Meditec AG ("Carl Zeiss Meditec", the "Company"), the Management Board and the Supervisory Board are planning to pay a portion of the Company's profits to all shareholders in the form of a dividend. With these results, however, comes an obligation for us to continue to do everything we can in future to further enhance Carl Zeiss Meditec's market position.

Of course, this performance would be inconceivable were it not for the commitment, motivation and eagerness to achieve of all Carl Zeiss Meditec employees, whom we would like to thank sincerely for their dedication.

The development of key financial figures proves impressively the extent to which Carl Zeiss Meditec increased its earning power – in spite of substantial investments. Consolidated sales, for example, increased year-on-year by 37.8% from € 234.9 million to € 323.7 million. Adjusted for currency effects and the acquisition of the companies IOLTECH S.A. and Laser Diagnostic Technologies, Inc., sales would have increased by 21.3%, equivalent to consolidated sales of € 285.0 million. A sustainable improvement in the Company's earnings situation was also achieved over the previous financial year: EBITDA increased year-on-year by 43.6% from € 31.7 million to € 45.6 million; EBIT rose 39.0% from € 26.3 million the previous year to € 36.6 million. Consolidated net income of € 17.1 million was achieved in financial year 2004/2005 (previous year € 12.6 million), which corresponds to an increase of 35.9%. Earnings per share grew by 27.3% from € 0.44 the previous year to € 0.56. We therefore succeeded in increasing this key figure again, in spite of the increased number of shares resulting from the successful cash capital increase in May 2005.

The Management Board and the Supervisory Board agree that the Company's operating earnings power has reached a level that can finance both further organic growth and long-term profit participation of the shareholders. Both these executive bodies will therefore propose to the Annual General Meeting to pay a dividend for the first time. This dividend is to be € 0.16 per share. Based on the consolidated net income generated, this will result in a dividend ratio of around 30%.

In particular the takeover of the French ophthalmic surgery specialist IOLTECH S.A. is an important step for us. This has enabled us to tap a market volume, which, at around US$ 2.4 billion, is almost as large as our field of activity to date. It also allows us to participate in the growing number of treatments of cataract surgery. Our utmost priority is to continue the smooth process of integration. Primarily, this involves expanding the market presence of IOLTECH products. To do this, we will continue to systematically integrate and expand the relevant distribution channels.

In the medium term, we will develop and market innovative systems based on a combination of our experience in devices and systems for diagnosis and post-treatment, as well as implants for the treatment of ophthalmic diseases. Our focus will be on improving effectiveness and efficiency in the diagnosis and treatment of ophthalmic disorders.

In terms of investor relations, our activities focused intensively on nurturing relations with existing shareholders of Carl Zeiss Meditec, and on attracting new ones. We intend follow up the successes we have achieved in this area – the main ones being the increase in trading liquidity of the Carl Zeiss Meditec share and the successful capital increase – by proactively pursuing our strategic goal of being listed in the TecDAX on the German Stock Exchange.

Carl Zeiss Meditec made further inroads into sustaining its profitable growth trend in the future in financial year 2004/2005. Developments in the period under review also illustrate that we are in a position to improve our earnings situation, in spite of significant key investments. This development shall help us to achieve our goal of doubling sales by the end of financial year 2007/2008[1] and continue enhancing our earnings position in the meantime. This simultaneously highlights our commitment to maintaining Carl Zeiss Meditec's position as a growth share with substance in future. We will also continue to exploit suitable growth opportunities to complement organic growth within the frame of our strategic set-up. We will do this to create value – for our customers, shareholders and employees.

We hope you enjoy reading our Annual Report. We would be delighted if you would continue to accompany us on our journey into an interesting future. As we believe that an important criterion for this is active communication with you, we would invite you – in keeping with our policy of open and fair communication – to give us your feedback and requests and to openly discuss any queries you may have with us at any time.

Sincerely,

Yours



Ulrich Krauss
President and CEO

Yours



Bernd Hirsch
Member of the
Management Board

Yours



James L. Taylor
Member of the
Management Board

1 Reference base: Consolidated sales in financial year 2002/2003

The Carl Zeiss Meditec share

General capital market performance[1]

To date, performance on the capital markets has countered all fears that the increase in commodities prices, which has, in some cases, been substantial – in particular the price of crude oil – could restrict economic growth. In contrast – in 2005 the global economy is expanding once again after a period of economic deceleration last year. Lower interest rates on capital markets, expansive monetary policy and increasing assets successfully compensated for the higher global market prices for commodities.

Higher corporate profits and a large number of positive reports from companies have led to equity indices continuing their upswing in the recent past. Above all recognition of the fact that the economy's dependence on high crude oil prices is not as strong as once thought has reinforced the positive view of further capital markets growth[2]. This is coupled with the fact that the competitive ability of European exporters has improved perceptibly as the euro fell again against the US dollar.[3]

The expectation voiced by some analysts at the end of 2004[4] that above all German small and midcaps would be able to perform better than the capital markets has been fulfilled. Deutsche Börse's MidCap index, the MDAX, outperformed the standard index for companies with a large market capitalisation, the DAX, from 1 October 2004 to 30 November 2005. Over this period, the MDAX increased by a total of 39.9%, whereas the DAX grew by 30.0%.[5]

1 Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2005 "The Situation of the Global and German Economies in Autumn 2005", 24/10/2005, Berlin
2 Close Borther Seydler AG: Beyond the Market No. 46/2005, 17.11.2005, Frankfurt a.M.
3 Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2005 "The Situation of the Global and German Economies in Autumn 2005", 24/10/2005, Berlin, page 622 et seq.
4 cf. Citigroup Smith Barney: Made in Germany – Country Research Germany, October 2004, London
5 Source: Bloomberg

■ Bookmarks
▸ Contents

Performance of Carl Zeiss Meditec shares: Outperformed DAX, MDAX and TecDAX

Carl Zeiss Meditec shares significantly outperformed the DAX and MDAX indices as well as the technology index TecDAX. The price of Carl Zeiss Meditec shares lifted by 56.1% from 1 October 2004 to 30 November 2005, whereas these three indices lagged this performance. Investors thus honored both the Company's profitable growth as well as its consistent implementation of its declared strategy – in particular the expansion of its position on the ophthalmic surgery market via the acquisition of IOLTECH S.A.

Relative performance of Carl Zeiss Meditec shares compared to the DAX and TecDAX indices (1 October 2004 to 30 November 2005)


180.0%
170.0%
160.0%
150.0%
140.0%
130.0%
120.0%
110.0%
100.0%
90.0%
Carl Zeiss Meditec share (XETRA)
DAX
MDAX
TecDAX
+56.1%
+14.9%
01.10.2004
01.11.2004
01.12.2004
01.01.2005
01.02.2005
01.03.2005
01.04.2005
01.05.2005
01.06.2005
01.07.2005
01.08.2005
01.09.2005
01.10.2005
01.11.2005
30.11.2005

Investor relations work: Carl Zeiss Meditec combines growth with substance

A key milestone in our investor relations work was the cash capital increase on 10 May 2005. As part of this capital increase, the share capital of Carl Zeiss Meditec AG increased by € 2.8 million (+10%) from € 29.7 million to € 32.5 million. It was possible to conclude the placement ahead of time thanks to the high demand from investors. In conformance with the requirements of the Aktiengesetz (AktG – German Public Limited Companies Act), the issue price of € 14.30 for the new shares closely approximated the markt price. It was 4.7% below the turnover-weighted average of the XETRA prices of the last ten days of trading prior to the capital increase. The shares were placed with institutional investors in Europe by way of accelerated bookbuilding. Carl Zeiss AG, the main shareholder of Carl Zeiss Meditec AG, did not participate in the capital increase. As a result, free float increased from 28% to 35%.

A further key goal of our investor relations work was to increase the trading volume for Carl Zeiss Meditec shares. We were able to make excellent progress in this regard. The number of shares traded on average each day on Deutsche Börse's XETRA trading platform more than doubled in financial year 2004/2005. Whereas an average of around 9,800 shares were traded each day on XETRA in financial year 2003/2004, during the year under review this figure totaled around 22,300 shares each day.

Development of trading volume for Carl Zeiss Meditec shares (1 October 2004 to 30 November 2005)


100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Carl Zeiss Meditec share (XETRA)
01.10.2004
01.11.2004
30.11.2004
30.12.2004
31.01.2005
01.03.2005
01.04.2005
02.05.2005
31.05.2005
29.06.2005
28.07.2005
26.08.2005
29.09.2005
25.10.2005
23.11.2005

As announced last year, we have further systematically intensified our investor relations activities. Our management discussed Carl Zeiss Meditec's performance with European institutional investors in detail at a series of roadshows in Germany, France, the United Kingdom, Denmark, The Netherlands, Finland and Sweden. In addition, a large number of telephone conferences were held and company visits took place, which helped to give investors a more in depth understanding of the Company. In addition, we took parting in highly ranked capital markets forums such as Deutsche Bank's Pan European Small and MidCap Conference in March 2005 and Deutsche Börse's equity forum in November 2005 in Frankfurt am Main. In line with the Company's objective of a transparent and fair communication policy, the information presented at these events is freely accessible on the Company's Web site.

Carl Zeiss Meditec shares: key figures

Trading segment	Prime Standard
Price performance:	
Share price at the beginning of financial year 2004/2005*	€ 10.25
Share price at the end of financial year 2004/2005*	€ 15.63
Share price on 30 November 2005*	€ 16.00
Peak price in financial year 2004/2005*	€ 17.40
Bottom price in financial year 2004/2005*	€ 9.99
Shareholder structure:	
Free float	35%
Carl Zeiss AG	65%
Management and Supervisory Board of Carl Zeiss Meditec AG	< 0.01%
Rating:	
Market capitalisation of share capital as of 30 November 2005*	€ 520.4 Mio
Market capitalisation of free float as of 30 November 2005*	€ 181.8 Mio
Designated sponsors:	
Commerzbank AG, Close Brothers Seydler AG	

* XETRA closing prices

The proposal which will be made by the Management and Supervisory Boards of Carl Zeiss Meditec to the General Meeting to pay a dividend for the first time underscores once again our aim of growing value – growth in which our shareholders participate. In our view, the planned dividend payment is the final milestone along our path – from our first contact with the capital market to becoming an established high-growth share with substance.

Selected key data relating to Carl Zeiss Meditec shares


€ 0.56
€ 0.44
€ 1.30
€ 1.11
€ 0.16
€ 0.00
Financial year 2004/2005
Financial year 2003/2004
Dividend per share*
Cash flow per share
Earnings per share

* In line with the proposal for the appropriation of net retained earnings in Carl Zeiss Meditec AG's single-entity annual financial statements (HGB)

Outlook

Our primary objective continues to be maintaining open, consistent and fair communication with all investors. This aims to make Carl Zeiss Meditec shares even more attractive. We will continue to work on expanding our presence on the capital markets still further, and reinforcing the trading liquidity of our shares – in order to achieve the strategic objective of our investor relations activities: inclusion in Deutsche Börse's TecDAX index.

Carl Zeiss Meditec combines sustained growth with economic substance.

- Carl Zeiss Meditec enjoys an excellent position on the markets it can address, and plays an active role in industry consolidation
  - *Effective global sales network*
  - *"ZEISS" as a strong and prestigious brand*
  - *Acquisition of the French IOLTECH S.A.*
  - *Acquisition of diagnostic specialist Laser Diagnostic Technologies, Inc.*
- Sound financial structure
- Focus on constant, sustained value growth: expansion of sales, earnings and cash flow

Carl Zeiss Meditec in financial year 2004/2005



April 2005
Jena (Germany)

European market launch: The new fundus camera VISUCAM™ PRO^NM^, which is used to examine and display images of the fundus of the eye, is introduced for the first time at the Spring Congress of the European Society of Ophthalmology, in England. Carl Zeiss Meditec also presents the new product at other European exhibitions in France (May) and Spain (June). The US launch takes place in association with the Annual Meeting of the American Academy of Ophthalmology (AAO), held from 15-18 October 2005, in Chicago. A prerequisite for this is the marketing approval of the US Food and Drug Administration (FDA), which was granted in November 2005. The innovative VISUCAM™ PRO^NM^ fundus camera allows the fundus of the eye to be examined in minute detail without the need for pupil dilation with mydriatics.



10 August 2005
Jena (Germany)

5,000th IOLMaster®, sold: The 5,000th IOLMaster®, is delivered to a customer in France. This system can be used to calculate the refractive power of lenses and enables optimum correction of ametropia of the eye. Particularly important for doctors and patients is the system's reliability, combined with its high-precision, fast and painless determination of the optimum intraocular lens implant (intraocular lens or IOL). The IOLMaster®, from Carl Zeiss Meditec has revolutionised the treatment of cataracts and is unrivalled on the market to date. Three in four ophthalmic surgeons in Germany, for example, are already using IOLMaster®.



2 December 2004

Formal acquisition complete: Carl Zeiss Meditec officially completes the acquisition of Laser Diagnostic Technologies, Inc. (LDT), based in San Diego, California, USA. The takeover of the US glaucoma specialist reinforces the Company's market leadership in the growth market of glaucoma diagnostics. LDT's flagship product, GDx VCC, a system specifically designed for the early detection, diagnosis and management of glaucoma, is a perfect complement to the market presence of Carl Zeiss Meditec's STRATUSocт™. The acquisition gives Carl Zeiss Meditec access to the customer group of doctors and optometrists, who require special examination techniques that focus on the treatment of glaucoma.



9 December 2004

Expansion of the Management Board: James L. Taylor is appointed as a new member of the Management Board of Carl Zeiss Meditec AG. Mr. Taylor looks back on more than 20 years of successful management experience with international medical technology companies and has presided over the US subsidiary Carl Zeiss Meditec, Inc. since 2001. As a member of the Management Board he will be responsible in future for the areas of Marketing and Research and Development. The expansion of the Management Board reflects Carl Zeiss Meditec's global standing in the field of ophthalmology and its international growth targets.



16/17 December 2004,
1 February 2005,
5 April 2005

Acquisition: The acquisition of the French company IOLTECH S.A. gives Carl Zeiss Meditec an experienced partner in the growth market of ophthalmic surgery.

This most significant acquisition of Carl Zeiss Meditec to date is an excellent starting point for future expansion of the Company's position in the economically lucrative ophthalmic surgery market segment. The acquisition has also simultaneously doubled the market potential being addressed.

The acquisition milestones are as follows:

- During the night of 16 to 17 December 2004 Carl Zeiss Meditec and the majority shareholder of IOLTECH S.A., Philippe Tourrette, sign a sale and purchase agreement containing the terms and conditions relating to the acquisition by Carl Zeiss Meditec of a majority holding (about 63 percent) in IOLTECH.
- The formal acquisition of the majority holding in IOLTECH is concluded on 1 February 2005.
- During the period from 14 March to 5 April 2005 Carl Zeiss Meditec makes a takeover offer to the remaining IOLTECH shareholders to purchase IOLTECH shares at a cash price of € 91.80 per share. Approximately two thirds of the minority shareholders accepted this offer, thus increasing Carl Zeiss Meditec's holding in IOLTECH to 87.1%.



10 May 2005

Capital increase: In order to restore its financial scope following the acquisitions of IOLTECH and LDT and be able to pursue further growth opportunities, Carl Zeiss Meditec performs a capital increase against cash contributions. This raises the Company's share capital by € 2.8 million from € 29.7 million to € 32.5 million. Due to the high demand, the new shares are placed within several hours with institutional investors in Europe. The purchase price is € 14.30.

The cash capital increase raises Carl Zeiss Meditec's free float to around 35 percent. The total gross transaction value is about € 40.6 million.



13 May 2005

Third Annual General Meeting: The successful growth rate of the Company is met again this year with the wide approval of the shareholders present, who represent more than two thirds of the share capital. All resolutions are accordingly adopted by an overwhelming majority (by more than 90 percent of the share capital present in each case).

Products
☐ Events
☐ Events after the balance sheet date


15 October 2005

AAO: Carl Zeiss Meditec presents its latest products on the ophthalmology market at the world's most prestigious ophthalmology congress. The product highlights this year include Visante™OCT, as well as the market launch of the fundus camera VISUCAM™ PRO^NM^. The new subsidiary IOLTECH introduced itself as the youngest member of the Carl Zeiss Meditec Group for the first time.


14 December 2005

Carl Zeiss Meditec plans to distribute dividends for the first time: At the Supervisory Board Meeting to adopt the annual financial statements the Supervisory Board approved the Management Board's proposal for the utilisation of profits. This proposal specifies that a portion of the net retained profits generated in financial year 2004/2005 should be distributed as a dividend to the Company's shareholders. The Management Board and the Supervisory Board will present a resolution to this effect for approval by the Annual General Meeting on 10 March 2006. It is proposed to pay a dividend of € 0.16 per no-par-value share. Based on the consolidated net income of Carl Zeiss Meditec of € 17.1 million for financial year 2004/2005, the proposed dividend is equivalent to a total dividend pay-out ratio of around 30%.

This step highlights the Company's self-image that it is a growth share with substance. In spite of additional expenses incurred in connection with its acquisitions, Carl Zeiss Meditec increased its profitability level in financial year 2004/2005. The Management Board and Supervisory Board are therefore of the opinion that paying a dividend to our shareholders will not stand in the way of the further expansion and growth targets of the Company.

Carl Zeiss Meditec's potential in the growth market of ophthalmology

The ophthalmic market

Carl Zeiss Meditec supplies diagnostic and therapeutic systems for the four main conditions encountered in ophthalmology: vision defects, cataracts, glaucoma and various retinal diseases. Our systems and system solutions help ophthalmologists, hospitals and optometrists to diagnose and treat these disorders. By offering cutting-edge product innovations we aim to provide our customers with extraordinary value-added and patients with the best and fastest cure for their disease.

As a customer survey in the USA proves: doctors have the utmost confidence in the capabilities of Carl Zeiss Meditec systems

A customer survey carried out by Carl Zeiss Meditec across the USA in summer 2005 proves one thing above all: ophthalmologists and optometrists trust the diagnosis of Carl Zeiss Meditec systems. What does this mean for the daily usage of the products? When asked, customers emphasised that Carl Zeiss Meditec products are reliable and accurate and that the test results obtained with them are always unambiguous, clear and reproducible at any time.

Another important factor that customers say speaks for Carl Zeiss Meditec products is the high level of care that can be achieved using the innovative diagnostic systems. Making this possible for patients is what any doctor wants, say those surveyed. In order to achieve this, it is immensely important to detect things that would otherwise go undiagnosed. In particular, it is absolutely necessary for the findings in each patient to be accurate.

No wonder, then, that the doctors and optometrists surveyed also agreed with the following statement: "With Carl Zeiss Meditec instruments, my patients can see that I truly care about the health of their eyes."

Statements such as these confirm to us that we are on the right track, but, above all, they are an incentive for us to continue doing everything we can in the future to ensure that diagnosis and treatment with our systems and system solutions bring even greater benefit and an even higher quality of treatment to doctors and patients.

According to Company estimates, the ophthalmic market had a total volume of around US$ 19 billion in 2004. The market is divided into the following segments: Pharmaceuticals, Devices and Systems, Surgical Implants and Consumables, and Contact Lenses. Carl Zeiss Meditec is successfully represented in the Devices and Systems market segment and in the Surgical Implants and Consumables segment. The market segment for Ophthalmic Devices and Systems, in which Carl Zeiss Meditec is currently active at a market share of around 20 percent, accounted for a volume of about US$ 1.5 billion in 2004. The segment for Surgical Consumables and Implants for the treatment of cataracts had a market volume the same year of around US$ 2.8 billion.[1]

The ophthalmic market and its subsegments (2004)


6,900
1,600
800
18,900
2,600
6,900
Pharmaceuticals
Contact lenses
Ophthalmic systems and devices as addressed by CZM
Ophthalmic systems and devices as not addressed by CZM (smaller segment)
Intraocular lenses and consumables
Total ophthalmic market

Trends in ophthalmology

Ophthalmology is a growth market. We are forecasting average annual growth of around 10 percent in the Devices and Systems segment for the period 2004 to 2009. The business with implants (including intraocular lenses – IOL), which accounts for approximately half of the Surgical Implants and Consumables segment, is expected grow even more than the Devices and Systems segment over the coming years. External market studies estimate that average annual growth – depending on the region of the world – will be between 8 and 15 percent. Growth drivers – in addition to demographic and lifestyle factors – will be innovative implants.[2]

1 Own estimates based on external company reports and external market reports, such as MarketScope 2004 et al.
2 See MarketScope 2004

The development prospects for the market segments Devices and Systems and Intraocular Lenses are presented in the following charts.

Market growth in the Devices and Systems market segment


2004
2009 (e)
540
1,100
610
120
1,220
1,850
880
180
Asia/Pacific +18%
Americas +11%
Europe (excl. Germany) +8%
Germany +8%

Market growth in the Surgical Implants and Consumables market segment (part of the IOL/Consumables market segment of the overall ophthalmic market)


2004
2009 (e)
230
310
250
360
350
550
460
730
Japan +8%
Europe +12%
Rest of world +13%
USA +15%

Health expenditure is increasing all over the world. Demographic development has a decisive influence on the ophthalmic market. The percentage of elderly people in the overall population is growing at an ever-increasing rate. Since the probability of ophthalmic diseases increases with age, the number of cases is growing accordingly.

Another trend is evident in developing and emerging countries. Governments here increasingly recognise that blindness is not only a tragedy for the individual concerned: it also gives rise to an economic problem, since caring and providing for the blind ties up funds and simultaneously deprives trade and industry of potential productive resources. For this reason, more and more programmes, such as Vision 2020, are being set up on a national and international level to fight preventable blindness (particularly as a result of cataracts). This is leading to a demand not only for devices and systems, but also for implants and consumables. State-of-the-art treatment methods are also increasingly in demand in industrialised countries.

At the same time, the growing demand for health services is forcing diagnosis and treatments to become more efficient. As a result, more and more therapies are now only being remunerated on a lump-sum basis in a growing number of countries, rather than on a time and material basis. This has led to a growth in demand for products that enable in particular time-consuming; routine activities to be carried out better, faster and with greater precision. Such systems – one good example is IOLMaster® – enable us to meet the needs of doctors and patients alike.

The market also demands continuous improvements in medical technology. The main objective is to employ new devices and systems to facilitate more modern diagnostic and therapeutic techniques, both for diseases that have already been identified, and for those that were either previously unknown or considered incurable. Early detection is vital: the earlier particularly serious diseases such as glaucoma or retinal diseases can be diagnosed, the sooner and more successfully they can be treated. Both these diseases still rank among the most frequent causes of blindness in industrialised countries and, although no cure has been found for them to date, their progression can be impeded. When developing new procedures, great importance is attached to networking individual devices and combining diagnosis with treatment. Another trend that is emerging is a growing interrelation between the diagnosis and treatment of individual ophthalmic diseases. This applies, for example, to vision defects and cataracts. There is a growing interest in correcting existing vision defects, such as short-sightedness (myopia) and long-sightedness (hyperopia), during cataract surgery. The aim is to optimise the vision of these patients. Correcting refractive errors using innovative intraocular lenses therefore, seems to be quite a feasible possibility in the medium term. A similar trend has been observed linking glaucoma and retinal diseases. The interest here – as described above – relates more to early recognition and thus the basic preservation of sight.

Like other broad areas of medical technology, the market for ophthalmology is also characterised by marked consolidation trends. Smaller providers with interesting technologies and products often lack the opportunities to market these worldwide. In years to come, this could mean that the main providers on the market will be those with a comprehensive product and service offering. This is closely related to another market trend: to an increasing extent, customers are no longer asking for individual products, but for end-to-end solutions. This is accompanied by the efforts of individual providers to strategically round off their product portfolio. As in other fields, being able to cover the entire value chain of a particular treatment in ophthalmology brings with it a considerable competitive advantage. Carl Zeiss Meditec has integrated this aspect – and others – into its growth strategy.

The growth strategy at Carl Zeiss Meditec

*Our tenet is that everyone has the right to sight.
At Carl Zeiss Meditec, we are committed to working towards giving everyone perfect vision.*

There are three main pillars to Carl Zeiss Meditec's growth strategy. The objective of these is to help Carl Zeiss Meditec maintain its profitable growth trend in the future.

The first pillar of this strategy is to continuously advance the existing product portfolio and develop new products. With regard to innovation and quality requirements, medicine, particularly ophthalmology, will have to make a substantial contribution to treating diseases. A necessary prerequisite in this respect – and one which is crucial to remaining competitive – is all-round technological and application expertise. In light of rising treatment costs and falling health budgets, this is a way to offer doctors and patients the best possible and, at the same time, the most cost-effective medical care.

The acquisition of Laser Diagnostic Technologies, Inc. (LDT) is one example of the concept behind the second pillar of our growth strategy: targeted growth in our traditional markets through the acquisition of providers specialising in individual, interesting products or technologies. The takeover of the US glaucoma specialist extends our market leadership in the growth market of glaucoma diagnosis. The company's main product, GDx VCC, a system specifically designed for the early detection, diagnosis and management of glaucoma, complements our product portfolio perfectly. By integrating this product into our global distribution channels, Carl Zeiss Meditec will increase its share in the growing market for the early detection of glaucoma.

Entering adjacent and addressable market segments and developing these systematically is another component of Carl Zeiss Meditec's growth strategy. The takeover of French ophthalmic surgery specialist IOLTECH S.A. is the most significant milestone so far. This acquisition has doubled the market potential we are addressing. IOLTECH S.A. specialises above all in the production and distribution of implants and consumables for ophthalmic surgery. In IOLTECH we have found an ideal partner for tapping the highly lucrative ophthalmic surgery market. In our opinion, the acquisition of IOLTECH and our presence in the device business put us in an excellent starting position to expand our market share in the segment for Intraocular Lenses and Consumables, and to compete with the current leading players – since the combined expertise of these two companies brings medium-term opportunities to develop innovative products.


Carl Zeiss Meditec, Inc.
Dublin, CA (USA)
Carl Zeiss Meditec AG
Jena (Germany)
Carl Zeiss Meditec Systems GmbH
Pirmasens (Germany)
IOLTECH® Laboratoires
La Rochelle (France)
Carl Zeiss Meditec Co., Ltd.
Tokyo (Japan)
Head office
Subsidiaries
Zeiss Group's sales network
Global market presence

At home in the world's markets

With our European headquarters (Jena/Germany) and our Pirmasens (Germany) site, and our successful subsidiaries in North America (Dublin/USA), Japan (Tokyo) and France (La Rochelle) we have a direct presence in the world's key markets. Most of our products are sold directly via Carl Zeiss Meditec itself and its subsidiaries.

We also use the efficient distribution network of the Carl Zeiss Group: about 40 distribution companies and over 100 agencies worldwide guarantee us customer proximity and give us the extra edge needed to prevail in global competition.

Outlook

Carl Zeiss Meditec combines growth with substance. That will remain so in the future. We will continue to expand our existing product portfolio and take advantage of future external growth opportunities in line with our strategic orientation. Starting with the IOLTECH acquisition, we will align our sales structures with our expanded product portfolio. We will, therefore, continue to work on the expansion and the strategic orientation of our global sales activities.

Carl Zeiss Meditec is focused on creating value. We will – as in the past – strengthen our competitive position on the basis of internal and external growth. We believe that the prospects are good – for our customers, shareholders and employees.



Almost half of all Carl Zeiss Meditec employees work in the USA



Carl Zeiss Meditec combines tradition with innovation



IOLTECH S.A., La Rochelle, France

"To help people that they can see the world with their own eyes again – that is what I am working for day after day. Now together with my new colleagues at Carl Zeiss Meditec. Customer satisfaction is the main focus of my efforts. I can never know or do enough in my endeavours to realise this ideal. The international network of Carl Zeiss Meditec is crucial in helping me to continuously optimise my work. What delights me most is that together with Carl Zeiss Meditec I can help people to acquire perfect vision."



Franck Benoist

Production Manager (IOLTECH Intraocular Lenses)

■ Bookmarks
▶ Contents

Successful expansion into the ophthalmic surgery market

One of the most important strategic milestones in the history of Carl Zeiss Meditec AG is the takeover of ophthalmic surgery specialist IOLTECH S.A. based at La Rochelle, France. To us this means no less than the opening up of a completely new segment of the ophthalmology market, i.e. implants and consumables for ophthalmic surgery. This makes Carl Zeiss Meditec the first full-service supplier of ophthalmic equipment and systems to close the gap between diagnostic equipment and products for ophthalmic surgery. Other equipment manufacturers have hitherto been reluctant to take such a step[1]. With the acquisition of IOLTECH and the respective widening of our product portfolio we are now in a better position to address the value-added chain in the field of ophthalmology (primarily surgical treatment of cataracts) from diagnosis to treatment and post-operative care.

The IOLTECH Group includes various subsidiaries, for example in the production and technology fields. It has its own, newly founded sales branches in Italy, Germany and Belgium.



Around 300 IOLTECH employees work on treatments for cataracts at the company's site in La Rochelle.

1 W. Freeman: "Carl Zeiss Meditec bridges the gap between diagnostic equipment and surgical device markets" in: MarketScope, Vol. 10, Issue 10, 7 October 2005

IOLTECH develops, manufactures and markets intraocular lenses (IOL) and accessories for the surgical treatment of cataracts, the most frequently performed operation worldwide. Founded as a commercial laboratory in 1990, over the past few years IOLTECH S.A. has quickly advanced to become one of the major players in the ophthalmic surgery market due to its strict market orientation. In the past financial year[2] the IOLTECH Group's workforce of 300 generated sales of about € 54 million. Intraocular lenses, in short IOL, are the focus of the company's business. The product portfolio is well established, particularly in Europe – with France as its core market, where about half of total turnover is still generated. Growth prospects ensue, among others, from the expansion of marketing channels in Europe, and in the medium term also in Asian countries and the USA.

Historical development

1990	Founded by Philippe Tourrette as an IOL sales company in France
1994	ISO 9001 standard and CE certification
1995	Product diversification, among others in the field of cataract products and start of production of refractive surgery products (so-called refractive intraocular lenses)
1998	IPO at the Paris Stock Exchange EURONEXT
1999	Development of various technologies, incl. "Hard & Soft" technology for the manufacture of various IOL, various strategic partnerships
2000	Acquisition of France Chirurgie Instrumentation (FCI; various ophthalmic surgery products), approval of GBR refractive lens, cooperation with Novartis
2002	Acquisition of Hyaltech Ltd. (specialised in the manufacture of so-called viscoelastics, required for cataract surgery)
2004	Acquisition of Ciba Vision's IOL business
2005	Acquisition of IOLTECH by Carl Zeiss Meditec

2 Termination: 28 February 2005

■ Bookmarks
▸ Contents

IOLTECH gives us an experienced partner in the field of ophthalmic surgery that brings with it the necessary critical mass, not least in terms of logistics and cleanroom manufacturing capacities. The key to IOLTECH's success in the past has above all been the company's strict customer orientation and its capacity to produce a continuous stream of innovations. The acquisition brings advantages to both sides:

- For Carl Zeiss Meditec entry to the market for ophthalmic surgery means a strategic expansion of its product portfolio, enabling it to cover the value-added chain from diagnosis to treatment and post-treatment of cataracts.
- Entry to the market for ophthalmic surgery now gives Carl Zeiss Meditec the opportunity to participate directly in the continually growing number of treatments.
- The product know-how and expertise of both companies are an ideal complement to each other and promise innovative and unique solutions for their customers.
- IOLTECH has a strong position in Europe and bright prospects for growth outside Europe.



The knowledge of our employees helps to identify market trends in good time and is thus crucial to our success.



Skilled employees develop and produce innovative products.

We consider this to be an excellent basis for Carl Zeiss Meditec to continue its expansion in the field of ophthalmic surgery in the future. Our unique product palette and proven innovative power over the past decades will certainly ensure our success.

Intraocular lenses

Intraocular lenses (IOL) are routinely used in the treatment of cataracts. The surgeon replaces the clouded natural lens with an IOL optimally suited to the anatomy of the patient's eye. Not only is the cataract treated – a possible vision defect such as far-sightedness can also be corrected in this way.

With an optical diameter of approx. 6 mm IOLs are usually somewhat smaller than the natural lens. The IOL is held securely in place in the interior of the eye by "elastic loops" (so-called haptics) on its perimeter. The individuality of the patient and the operative preferences of the surgeon have resulted in a wide variety of IOL models with differing haptics, optical characteristics and material.



A tiny lens can restore a person's sight.

The next few months will be marked by further integration. Our short-term goal will therefore be to expand the presence of IOLTECH products in defined core markets. First, we will concentrate on individual European markets and systematically adapt our marketing structure to our new product range. The individual marketing channels of each country will be placed under a joint marketing management with predominantly coordination and control functions. The changed structure puts us in a better position to exploit cross-selling potential and focus on the individual needs of our customer groups.

The Carl Zeiss Meditec marketing structure will be adapted to accommodate the extended product portfolio


Sales management
Profit Center
Profit Center
„Conservative" ophthalmologists/ optometrists
Ophthalmic surgeons
Regional sales teams
E E E
E E/I I
Shared functions
Service
Order processing
Local marketing
Product specialists
E Equipment
I Implants/consumables
Advantages:
Organisation by customer group or segment
Coordination by joint management
Focussing on appropriate incentive systems
Efficiency through shared functions

A further main area of IOLTECH integration is the medium-term development and marketing of new and interesting applications by which devices and systems for diagnosis and follow-up treatment can be perfectly combined with implants. In the ophthalmic surgical market we should likewise draw the benefits from our high standards in terms of technology and customer benefit, because growth in this segment is increasingly driven by innovative and high-margin intraocular lenses.

In order to make the integration process as efficient as possible, various measures will have to be taken in all areas of the Company. The overriding goal is to merge the two corporate cultures. One of the main prerequisites for this is permanent and open communication between the employees and the management. Immediately after the conclusion of negotiations in February 2005 integration teams consisting of an equal number of Carl Zeiss Meditec and IOLTECH employees were formed for this purpose. The main tasks facing these teams are the required adjustments in Sales, Reporting, Marketing & Branding as well as Communications/Change Management. One specific achievement of these teams is the above-described adjustment of the marketing structure, a concept for branding IOLTECH products with the goal of stringent brand communication.

"The acquisition of IOLTECH has doubled our market potential."

Seen as a whole, the takeover of IOLTECH represents an important step towards implementation of the Company's strategy. The market potential now addressed by Carl Zeiss Meditec has doubled. The ophthalmic surgery market segment also promises high growth rates and guarantees a direct link between sales and the treatment figures.



Committed employees are focusing on making perfect vision possible for everyone.



Quality is monitored continuously, which secures our success long term.

Carl Zeiss Meditec Inc., Dublin, California, USA

"I am proud to be part of a company which, with its 150-year history, is today one of the world's leading eye care solutions providers. In order to help people all over the globe to keep and improve their eyesight, I do my utmost to ensure that our customers get added value they won't find elsewhere."



Tony Moses

Group Product Director – Retina, Marketing



Responsible management

Responsible management combines long-term and sustainable value enhancement. It is our conviction that this is the only way to build up trust, which is the basis for successful cooperation with our shareholders, business partners and employees.

Transparency in communication is the direct result of responsible management. This is why we have provided a detailed insight into the work of the executive bodies of our Company, as well as comprehensive information about how we at Carl Zeiss Meditec AG implement the specifications of the German Corporate Governance Code.

Knowledgeable employees are the secret to Carl Zeiss Meditec's success

Motivated employees are the key to securing a company's success long term. We can only achieve our goals and visions with competent and experienced employees. Responsibility plays a vital role in this, since Carl Zeiss Meditec products are also the result of highly qualified and committed employees. The outstanding achievements of the around 1,200 (previous year: 800) employees worldwide safeguard Carl Zeiss Meditec AG's leading position in the ophthalmic market and drive further growth. The following chart provides an overview of the personnel structure at Carl Zeiss Meditec by function:

Personnel structure at the Carl Zeiss Meditec Group (Carl Zeiss Meditec AG, Jena, and subsidiaries) as of 30 September 2005


3.2%
9.6%
34.6%
17.8%
3.9%
11.6%
19.3%
Production
Sales and marketing
Service
Product management
Research and development
Management Board,
commercial sector
Quality management

In order to further extend our lead over the competition we need a constant stream of innovative products and sustained reinforcement of customer relationships. Our focus is therefore on recruiting qualified staff worldwide. Carl Zeiss Meditec AG also invests heavily in the further training of all its employees, both in Germany and the USA, and in France and Japan. Employees gain the individual qualifications and take training courses systematically according to their respective profile. In addition to specialist training, we also pay particular attention to mediating social and intercultural skills, such as cooperation and team skills, but also to developing integrated thinking skills. Personnel development applies to employees from all levels of the company.

Carl Zeiss Meditec AG considers forward thinking to be a mainstay of a secure future. We are aware of our social responsibility and the value of educating young people. This is why we cultivate scientific relationships with universities and colleges of applied science by holding lectures and offering to cooperate with students on research projects. In Germany, we enjoy such a relationship with the Friedrich-Schiller University in Jena and the Ilmenau Technical University. Carl Zeiss Meditec offers students possible dissertation topics and work placement opportunities. This has already led to the recruitment of many highly qualified graduates as employees. We also train young people for foward-looking professions. As of 30 September 2005, we had 15 trainees and two students from the Berufsakademie (Academy for Vocational Training) in Jena learning the professions of a mechatronic engineer, an industrial mechanic and an industrial management assistant. The theoretical part of the training takes place at the vocational school or at the State Academy for Vocational Training in Gera; the practical stage takes place at the participating training company. In this case the training partner is Schott-Zeiss Bildungszentrum GmbH.

■ Bookmarks
▸ Contents

Germany has implemented a three-step qualification system for training all of its employees. This features the following training measures:

1. *Individual training according to company needs. Employees are put forward by their superiors for* obligatory training courses and specialist advanced training courses
2. *Advanced training programmes for special groups of employees in the form of intercultural training* courses, junior leadership and management development programmes promote development.
3. Internal training courses enable all employees to pass on their specialist knowledge to their colleagues. The choice of programme content is designed to optimise processes and enable individuals to pass on cross-discipline knowledge that extends beyond their own area of responsibility.



Global workshops and meetings promote the Company's culture of innovation.



In the USA, the Talent Management system enables us to recruit skilled employees. Carl Zeiss Meditec, Inc. participates in the Leadership Learning Series run by Stanford University and the University of Santa Clara. Within the scope of a trainee programme we cooperate with German academies for vocational training, the School of Biomedical Engineering at the University of California in Berkeley, and the School of Optical Engineering at the University of California in Davis.

The "20-20 Management Development Programme" continually advances the know-how of our employees across all disciplines. During the past financial year 54 of this programme's participants from different levels of management focused on further development in key areas, such as working climate, conflict management, communication, negotiation techniques, intercultural skills and project management.

Good work should always be rewarded. The remuneration system at all Carl Zeiss Meditec AG sites is geared towards a performance-related payment. Senior executives and almost every middle management employee have a variable component in their salary, which is tied to the individual's achievement of personal goals and corporate success. In view of the economic success achieved in the financial year 2003/2004 and as an acknowledgement of the high level of personal commitment of the staff, the Company's Management Board resolved to pay a special bonus in the form of Company shares. A similar award is planned for the good results achieved in the financial year 2004/2005. Further information on this can be found in the section on Corporate Governance in this Annual Report.

Carl Zeiss Meditec maintains a culture of open discussion worldwide. Flat management structures help ensure that suggestions for improvement are evaluated quickly. Senior executives, who are on hand for discussions with employees at all times, promote the personal development of each individual employee worldwide. Participation in innovation competitions is actively supported throughout the Carl Zeiss Group and boosts employee motivation.

We know the value of our employees. Their know-how makes them the assets of Carl Zeiss Meditec worldwide. In future, too, it will not only be our entry into the ophthalmic surgery market that will secure our leading position in the ophthalmic market, but also the unique achievements of our employees.



Highly qualified employees all over the world work to produce our innovative products

■ Bookmarks
▸ Contents

VISION 2020 – Committed to fighting blindness

There are currently around 25 million cataract sufferers worldwide – a further 150 million people are at a risk of blindness[1]. This number includes about 1.5 million children. Due to the increasing life expectancy and substantial population growth, it is likely – if this trend persists – that more than 50 million people in the world will be blind in the year 2020, if no countermeasures are taken. More than 90 percent of blind people worldwide live in developing countries. More than 80 percent of these could have their sight restored by means of a routine operation – cataract surgery.[2] A further 40 percent could be protected from blindness if there were sufficient options available to prevent it. There is a great need for well qualified doctors and nursing staff, as well as for innovative instruments and treatment methods to deal with ophthalmic disorders. The International Agency for the Prevention of Blindness ("IAPB") has dedicated itself to resolving this problem. The organisation is supporting the "VISION 2020: The Right to Sight" campaign organised by the World Health Organisation (WHO), which has set itself the goal of eradicating preventable blindness in developing countries by 2020. Experts estimate that between 2,000 and 5,000 cataract operations per one million inhabitants will be necessary annually, depending on the region, to achieve this goal.[3] This statistic alone shows that the programme requires a large number of supporters. VISION 2020 has now turned into an international community project, in which, in addition to the German Christoffel Blindenmission, more than 20 non-governmental organisations are involved.

Having supported VISION 2020 since 2002 with monetary and nonmonetary donations, Carl Zeiss AG and Carl Zeiss Meditec AG are among the programme's first corporate sponsors since its inauguration. As an economically successful company and a manufacturer of systems and equipment for the diagnosis and treatment of ophthalmic diseases, we take our social responsibility seriously and want to help restore sight to people all over the world. Social responsibility has not just always been a key element of our corporate culture, but it is also part of the self-image of the ZEISS brand.

A focus of the VISION 2020 initiative during the past financial year was the support given to hospitals and medical institutions in the rural regions of Africa – in Kilimanjaro and Kwale.

1 Source: http://www.woche-des-sehens.de/auge/blindheit.htm

2 Source: http://www.iapb.org

3 Source: Bridging Strategies Key to Achieving Vision 2020 Goals, in online issue of Ophthalmic Surgery News dated 5 October 2005 (www.osnsupersite.com)

There are about six million blind people in Africa.[4] Roughly half of these people suffer from cataracts. Surgeons and specialist staff are mostly under-qualified. A lack of good training programmes, motivation and insufficient payment aggravate the medical care situation substantially.[5] A clear indication of the severity of this problem is the number of cataract operations carried out. Currently, the number of surgeries carried out annually is not between 2,000 and 5,000 operations per one million inhabitants, but a mere 500 – in other words, far too few to prevent an increase in the number of blind people. In Kilimanjaro, a region with 1.4 million inhabitants, an extensive medical care programme was started on the initiative of VISION 2020. The aims of this programme include the improvement of surgical procedures, the introduction of a computer-aided registration system and the standardisation of different steps in medical treatment. The Kwale region, also in Africa, has 600,000 inhabitants. With the help of VISION 2020 a hospital wing for the treatment of ophthalmic diseases was resurrected and new specialist staff employed. VISION 2020 achieved its goal of increasing the number of cataract operations in both these regions. The number of treatments per one million inhabitants increased to 1,583 in the Kwale region and to 1,165 in Kilimanjaro.[6]

An example of active development assistance is the support we give to the Centre of Excellence at the Aravind Clinic and the Sankara Nethralaya Hospital in India. Carl Zeiss Meditec has been helping to train ophthalmologists and medical staff here for years. The Company also promotes information campaigns, which enlighten the population about the causes of blindness.

Carl Zeiss Meditec employees are dedicated to finding better ways to treat cataracts



4 Source: Resnikoff S, Pascolini D, Etya'ale D, et.al. Global data on visual impairment in the year 2002. Bull World Health Organ 2004; 82:844-51.
5 Source: Foster Allen. Cataract and "Vision 2020 – the right to sight" initiative. British Journal of Ophthalmology 2001; 85:635-639.
6 Source: Bridging Strategies Key to Achieving Vision 2020 Goals, in online issue of Ophthalmic Surgery News dated 5 October 2005 (www.osnsupersite.com)

Carl Zeiss and Carl Zeiss Meditec support VISION 2020 in various regions of the world. For example, we are significantly involved in the further development of the Carl Zeiss Academy at the LV Prasad Eye Institute in Hyderabad (India). This institute has been cooperating – with Carl Zeiss Meditec's help – with the Cicendo Eye Hospital in Bandung (Indonesia) since 2001. As part of this cooperation a special children's ward to treat ophthalmic diseases was set up in Bandung. More than 8,000 children were examined and more than 500 operations were carried out here in 2004 alone. The cooperation between these two clinics was further intensified in May 2005 – again with the support of Carl Zeiss Meditec – as a result of the new Carl Zeiss IAPB Ophthalmic Training Centre Programme. This programme focuses on educating and training ophthalmologists, providing targeted support to upcoming generations of doctors and supplying state-of-the-art diagnostic and treatment equipment as a means to "help people to help themselves". The institute is an example of how centres like these can act as multipliers for other hospitals to gradually expand medical care step by step.

Carl Zeiss Meditec will continue to intensify its involvement in the Vision 2020 initiative, since we firmly believe that everyone has the right to see the world with their own eyes. We want to make our own contribution by helping to keep improving medical care in developing countries. We hope that this will ensure that blindness and severe ophthalmic disorders are not only treated in future, but that the appropriate preventative measures are also improved significantly. Above all, the treatments available today are more successful and more effective than ever – thanks also to Carl Zeiss Meditec.


VISION
2020
THE RIGHT TO SIGHT

For more information on the VISION 2020 initiative please visit:

www.v2020.org,
www.who.int,
www.woche-des-sehens.de,
www.iapb.org
and
www.christoffel-blindenmission.de



State-of-the-art Carl Zeiss Meditec diagnostic systems also support the IAPB Ophthalmic Training Centre Programme

Value-based management

The goal of our business activities is to create lasting and sustained value. For us, this ultimately means generating a certain "minimum return" on the equity and outside capital provided by investors. This requires all areas of the Company – from development, through distribution and sales, to administration – to focus on increasing the value of the Company.

In order to determine the value (true economic profit) generated by the Company we use the Economic Value Added® (EVA®) method. EVA® is a profit variable that takes all costs into consideration, particularly the cost of the equity and outside capital invested. All company processes, from strategic planning, through operative decision-making, to performance measurement are geared to the EVA® concept.

Economic Value Added® is calculated by adjusting the earnings after taxes and before interest from operating activities for the costs required to finance the business assets. These comprise the entire capital tied up in the operative business.[1] Clearly, therefore, only those projects and business transactions that consistently generate at least their weighted average capital costs, help to enhance the Company's value as a going concern. For this reason, the working capital management system introduced at Carl Zeiss Meditec, for example, has an important value-enhancing function. This system is used to control and monitor inventories and trade accounts payable and receivable. The goal is to keep the relevant financing costs as low as possible – compared to other business processes – and thus free up as much capital as possible to pursue value-enhancing investments. The following diagram summarises the components of Economic Value Added® and gives a brief overview of the main options for enhancing this profit variable.

1 Fixed assets, current assets, accounts receivable and advance payments received

■ Bookmarks
▸ Contents

Influencing factors of Economic Value Added® (EVA®) and basic options for increasing EVA®


EVA®
=
–
×
1
Improve operating results of capital employed and thus profits from existing business
2
Growth through investments in projects with positive EVA® margin
3
Disposal/disinvestment of unproductive business assets or areas generating less profit than their capital costs
4
Reduction in capital cost by optimising capital structure
Performance
Growth
Portfolio management

The EVA® system broadly implemented at Carl Zeiss Meditec documents that increasing the value of the Company long term is one of the management's main concerns. This strengthens the competitiveness of our Company and raises its growth prospects – which are equally attractive for both our employees and shareholders.

Carl Zeiss Meditec increased its Economic Value Added® by almost 25% year-on-year from € 10.4 million in financial year 2003/2004 to € 12.9 million in financial year 2004/2005. The value added (ΔEVA®) achieved in the reporting period thus amounted to € 2.5 million.

Report of the Supervisory Board

Dear Shareholders, Ladies and Gentlemen,

Carl Zeiss Meditec AG ("Carl Zeiss Meditec", the "Company") has demonstrated yet again in the financial year that substance and growth can be interlinked with success. The strengthening of our operative business and our substantial investments in the Company's future – the main one being our entry into the ophthalmic surgery market for implants and consumables, one of the most important steps since the foundation of Carl Zeiss Meditec – mean that Carl Zeiss Meditec AG can look back on more than just economic success at the end of financial year 2004/2005. Moreover, the Company is now also in an excellent starting position to be able, in future, to visibly help shape the development of medical technology in general, but in particular, ophthalmology.

The development of key financial figures proves impressively that, in spite of substantial investments, Carl Zeiss Meditec has again improved its performance. Consolidated sales, for example, increased by 37.8% year-on-year from € 234.9 million to € 323.7 million; earnings before interest and tax (EBIT) rose 39.0% to € 36.6 million. Consolidated net income and operating cash flow also increased substantially: consolidated net income increased by 35.9% to € 17.1 million, while operating cash flow grew by 24.8% to € 39.4 million.

The Management Board and the Supervisory Board agree that the Company's operating earnings capacity has reached a level that can finance both further growth and long-term profit participation of the shareholders. Both these executive bodies will therefore propose, for the first time, the distribution of a dividend of € 0.16 per share at the next Annual General Meeting.

In our opinion, the Company is in a good overall position to continue this success in future for the benefit of its employees, business partners and all its shareholders.

■ Bookmarks
▸ Contents

Examination of the work of the Management Board by the Supervisory Board

In accordance with the legal stipulations of Art. 90 (1, 2) AktG (German Stock Corporation Law), the Management Board of Carl Zeiss Meditec AG provided the Supervisory Board with regular, detailed verbal and written reports concerning relevant matters of corporate policy, corporate planning, risk management and the profitability and value enhancement of the Company.

1. Basic issues of corporate planning pursuant to Art. 90 (1) No. 1 AktG were dealt with at the Supervisory Board meeting on 8 August 2005. The subject of this meeting, among other things, was the detailed presentation and adoption of the budget for financial year 2005/2006. Budget plans for financial year 2004/2005 were presented and adopted by the Management Board at a Supervisory Board meeting in August 2004.

2. The meeting of the Audit Committee on 2 December 2004 and the Supervisory Board meeting to adopt the annual financial statements on 9 December 2004 discussed in detail – pursuant to Art. 90 (1) No. 2 AktG – the profitability of Carl Zeiss Meditec AG and the Carl Zeiss Meditec Group. The basis for this discussion was an extensive report prepared by the Management Board on the financial results for financial year 2003/2004. The profitability of the Company was presented – over and above the requirements of the law – using a system of key figures. Since Carl Zeiss Meditec AG is driven according to the achievement of Economic Value Added® (EVA®), this included, among other things, a presentation of the development of working capital and the profitability of operating assets.

   Profitability trends at Carl Zeiss Meditec AG in financial year 2004/2005 were on the agenda at the meetings of the Audit Committee on 5 December 2005 and the meeting of the Supervisory Board to adopt the annual financial statements on 14 December 2005.

3. In accordance with the requirements of Art. 90 (1) No. 3 AktG, the Management Board of Carl Zeiss Meditec AG provides the Supervisory Board with regular, detailed written and verbal reports about the course of business, i.e. the development of sales and earnings, as well as the Company's general situation and the situation of individual business areas in particular. The reports of the Management Board covered 3, 6, and 9-month reporting periods, respectively, at the Supervisory Board meetings on 21 February 2005, 30 May 2005, and 8 August 2005. The Company's Management Board also gave separate presentations on the economic development of Carl Zeiss Meditec for the first, second and third quarters. The Management Board also gave a report during the aforementioned Supervisory Board meetings on the development of business in the respective preceding month (for January at the meeting in February, etc.). The Management Board of the Company also prepared written monthly reports for the months February, May, August and October 2005, which were sent to the members of the Supervisory Board. The Company's economic development in financial year 2004/2005 (reporting period 12 months) and in the fourth quarter were the subject of the Supervisory Board meeting on 14 December 2005 and the meeting of the Audit Committee on 5 December 2005.

   This reporting structure ensures that the Supervisory Board of Carl Zeiss Meditec AG is informed comprehensively at all times about all major aspects of the Company's business development. It also guarantees close cooperation between the Management Board and the Supervisory Board.

4. The Supervisory Board was informed in advance about business transactions of significance (Art. 90 (1) No. 4 AktG) for the profitability or liquidity of Carl Zeiss Meditec AG. Significant business transactions in financial year 2004/2005 were the acquisition of the French ophthalmic surgery specialist IOLTECH S.A. and the cash capital increase of 10 May 2005. The advance notice given prior to these transactions enabled a proper resolution to be passed in both cases. The acquisition of Laser Diagnostic Technologies, Inc. was the subject of the discussion and resolution of the Supervisory Board in the previous financial year 2003/2004.

The Supervisory Board has not requested any separate reports about Company affairs in accordance with Art. 90 (3) AktG that go beyond the reporting described under points 1-4. The type and scope of the reports provided by the Management Board to the Supervisory Board and the discussion of additional matters have not given the Supervisory Board any cause to inspect or audit the books and publications of Carl Zeiss Meditec in accordance with Art. 111 (2) AktG.

In addition to the reports described above, the Chairman of the Supervisory Board also engaged in regular exchanges of information and ideas with the Management Board outside Supervisory Board meetings. The main topics discussed on such occasions were the current business outlook and aspects of the strategic development of the Company. For his part, the Chairman of the Supervisory Board maintained a lively exchange of information with the other members of the Supervisory Board. This also ensured close collaboration between the Management Board and the Supervisory Board.

Supervisory Board meetings and circular resolutions

The Supervisory Board held a total of five meetings during financial year 2004/2005. The Supervisory Board also passed two resolutions by way of written circulars.

All members of the Supervisory Board were present at four meetings. Two members of the Supervisory Board were unable to attend one of the meetings.

Activities of the Supervisory Board committees

In accordance with its rules of procedure, the Supervisory Board of Carl Zeiss Meditec is supported by two committees.

1. The **General and Personnel Committee** advises the Management Board on matters of Company strategy. It assists the Chairman of the Supervisory Board between Supervisory Board meetings. It also shares responsibility for coordinating and preparing for the Supervisory Board meetings. In addition, this committee prepares the Supervisory Board's personnel decisions and passes resolutions – with the prior authorisation of the Supervisory Board – on the transactions requiring approval submitted by the Management Board. In its meeting on 9 December 2004 the Supervisory Board resolved to amalgamate the General and Personnel Committees. Due to the size of the Company the Supervisory Board does not consider it necessary to have two separate committees. The General and Personnel Committee had one meeting in financial year 2004/2005. The Committee also passed a circular resolution, with the prior authorisation of the Supervisory Board.

2. The responsibilities of the **Audit Committee** mainly pertain to matters of accounting and risk management, as well as to auditing issues, such as commissioning the audit assignment, the necessary confirmation of the auditor's independence and the definition of the focal points of the audit. The Audit Committee held one meeting in the reporting period.

The following table gives an overview of the composition of the Supervisory Board and its committees, including the duties of the individual members:

An overview of the composition of the Supervisory Board and its committees, including the duties of the individual members:

	Supervisory Board	General and Personnel Committee	Audit Committee
Dr Michael Kaschke	Chairman	Chairman	Member
Alexander von Witzleben	Deputy Chairman	Member	-
Dr Markus Guthoff	Member	-	Chairman
Dr Manfred Fritsch	Member	Member	-
Franz-Jörg Stündel	Member	-	Member
Wilhelm Burmeister	Member	-	-

Corporate Governance

In its role as supervisory body of the Company, the Supervisory Board also monitored the progress of the implementation of Corporate Governance at Carl Zeiss Meditec. The Supervisory Board concluded that the Company complies with and will continue to observe the recommendations of the new version of the Code dated 2 June 2005 without limitation.

The declaration of the Management Board and Supervisory Board of Carl Zeiss Meditec AG on the German Corporate Governance Code in accordance with Art. 161 AktG describes the status of the implementation of Corporate Governance at Carl Zeiss Meditec.

In accordance with its commitment to good Corporate Governance, Carl Zeiss Meditec not only implements the main recommendations of the Code, but also adheres to its "discretionary provisions". Further information on this can be found in the chapter entitled "Corporate Governance" in this Annual Report. The Supervisory Board expressly welcomes the provisions of the German Corporate Governance Code. Management geared towards long-term value enhancement and a transparent and fair communication policy are ultimately in the interests of all interest groups of the Company – this is our firm belief. This is the only foundation upon which to build trust, which is the basis of the Company's success.

Focus of the deliberations of the Supervisory Board

In addition to the regular and detailed discussion about the development of business at Carl Zeiss Meditec (refer also to section "Examination of the work of the Management Board by the Supervisory Board"), the Supervisory Board also discussed the acquisition of the French ophthalmic surgery specialist IOLTECH S.A. The Supervisory Board shares the opinion of the Management Board that this acquisition was one of the most important strategic steps taken by Carl Zeiss Meditec AG since the recent merger. The acquisition of the US company Laser Diagnostic Technologies, Inc. was the subject of the discussion and resolution of the Supervisory Board in the previous year. Accordingly, the reports of the Management Board on the progress of the integration of both acquired companies, and the in-depth discussion of these, played an important role at all the Supervisory Board meetings.

Special aspects of the business development of the Company, such as the adoption of pivotal plans for future product development and the economic and strategic development of individual product divisions of Carl Zeiss Meditec, were also of importance at the meetings of the Supervisory Board.

Employee remuneration issues were also discussed. In this connection the Supervisory Board approved the resolution submitted by the Management Board concerning the issue of shares to the employees of Carl Zeiss Meditec AG and its wholly owned subsidiaries in accordance with the corresponding authorisation by the Annual General Meeting on 13 May 2005.

Audit of the single-entity and consolidated financial statements

By way of a resolution of the Annual General Meeting on 13 May 2005, Prof. Dr Binder, Dr Dr Hillebrecht & Partner GmbH Wirtschaftsprüfungsgesellschaft und Steuerberatungsgesellschaft (auditors and tax consultants), Stuttgart, was appointed auditor of the Company's single-entity and consolidated financial statements. Before making its proposal, the Supervisory Board obtained a declaration from the auditor, dated 9 November 2004, confirming that there are no private, professional, business, financial, or other relationships between the auditor and its executive bodies and audit managers, or between the Company and its executive body members. After a vote by the Annual General Meeting, the Supervisory Board commissioned Prof. Dr Binder, Dr Dr Hillebrecht & Partner GmbH on 21 June 2005 with the task of auditing the single-entity and consolidated annual financial statements for financial year 2004/2005, as well as the report on related party disclosures pursuant to Art. 312 AktG.

The annual financial statements as of 30 September prepared by the Management Board, including the Company's management report for financial year 2004/2005 were audited by Prof. Dr Binder, Dr Dr Hillebrecht & Partner GmbH. The auditors found the annual financial statements and management report to be in compliance with the properly prepared accounts, legal provisions and the Articles of Association, and established that the management report presents a true and fair view of the risks to future development. The auditor confirmed this by issuing an unqualified audit certificate.

■ Bookmarks
▸ Contents

The single-entity and consolidated annual financial statements, including the related management and audit reports, were submitted to all members of the Supervisory Board and discussed in detail at the meeting of the Audit Committee of the Supervisory Board to approve the financial statements in the presence of the auditor, in accordance with the requirements of Art. 171 (1), Sentence 2 AktG. The Management Board also presented the Supervisory Board with its proposal for the 2006 Annual General Meeting for the utilisation of profits. This proposes utilising the retained earnings from financial year 2004/2005 of € 20,240,319.92 as follows:

- Payment of a dividend of € 0.16 per no-par-value share for 32,523,844 no-par-value shares: € 5.203.815,04
- Residual earnings carryforward to new account: € 15.036.504,88

After a detailed examination of the financial statements and an in-depth discussion with the auditor, the Supervisory Board did not raise any objections to the annual financial statements or the Company's management report for financial year 2004/2005. The Supervisory Board approved the annual financial statements for the year ending 30 September 2005 as prepared by the Management Board. The annual financial statements are thus adopted. The Supervisory Board agreed to the Management Board's proposal to distribute a portion of the Company's net earnings in the form of a dividend, to appropriate a further portion of the net earnings to retained earnings, and to carry forward the residual net earnings to new account.

The Supervisory Board's examination also included the consolidated financial statements and the consolidated management report. The consolidated annual financial statements as of 30 September 2005 prepared by the Management Board, including the consolidated management report for financial year 2004/2005, were also audited by Prof. Dr Binder, Dr Dr Hillebrecht & Partner GmbH. The consolidated financial statements were prepared in compliance with United States Generally Accepted Accounting Principles ("US GAAP"). The auditor found the consolidated annual financial statements and the consolidated management report to be in compliance with the properly prepared accounts, legal provisions, US accounting standards and the Articles of Association, and established that the consolidated management report presents a true and fair view of the risks to future development. The auditor confirmed this by issuing an unqualified audit certificate.

After a detailed examination of the financial statements and an in-depth discussion with the auditor, the Supervisory Board did not raise any objections to the consolidated financial statements or the Company's consolidated management report for financial year 2004/2005. The Supervisory Board approved the consolidated financial statements as of 30 September 2005 as prepared by the Management Board.

Pursuant to Article 292a HGB (German Commercial Code), the current consolidated financial statements in accordance with US GAAP exempt the Management Board from its obligation to prepare consolidated financial statements in accordance with German law.

As a member of the Carl Zeiss Group, Carl Zeiss Meditec AG prepared a report on related party disclosures in financial year 2004/2005 pursuant to Article 312 AktG (German Stock Corporation Act). This report was audited by the Company's auditor. Both this report and the respective audit report were submitted to the Supervisory

■ Bookmarks
▸ Contents

Board. The Supervisory Board's examination of these reports pursuant to Art. 314 AktG, did not give rise to any objections to the final statement by the Management Board in accordance with Art. 312 (3).

Composition of the Management Board and Supervisory Board

Immediately at the beginning of financial year 2004/2005 there were two member changes in the Company's Supervisory Board. Dr Markus Guthoff, member of the management board of IKB Deutsche Industriebank AG, was appointed to the Supervisory Board of Carl Zeiss Meditec AG in October 2004. In his position on the IKB Management Board Dr Guthoff is responsible for the Private Equity division, as well as the areas of risk management, credit risk control, IT and bank organisation. He has extensive experience in capital markets. Wilhelm Burmeister was also legally appointed to the Supervisory Board of Carl Zeiss Meditec AG as a new employee representative. He is the Chairman of the Works Council of Carl Zeiss Meditec AG. Two employee representatives have served on the Supervisory Board on a voluntary basis since the Company was founded in 2002. Dr Markus Guthoff and Wilhelm Burmeister succeed Dr Franz-Ferdinand von Falkenhausen (Managing Director of Carl Zeiss Jena GmbH) and Jürgen Dömel (Chairman of the Group Works Council of Carl Zeiss AG) who resigned their posts for personal reasons. At this juncture the Supervisory Board would like to again express its sincere thanks to these men for their work.

In order to further expand the international orientation of Carl Zeiss Meditec AG and its management, the Supervisory Board resolved at its meeting on 9 December 2004 to appoint, with immediate effect, Mr. James L. Taylor to the Company's Management Board. Mr. Taylor looks back on more than 20 years of successful management experience with international medical technology companies and has presided over Carl Zeiss Meditec AG's US subsidiary since 2001. Mr. Taylor is responsible on Carl Zeiss Meditec's Management Board for Marketing and Research and Development.

Final remarks

Without the high level of commitment from all its employees, Carl Zeiss Meditec would not have been able to overcome the challenges in financial year 2004/2005 so successfully. For their dedication in day-to-day operations and for their support in the Company's numerous projects and special issues, the Supervisory Board would like to take this opportunity to sincerely thank all the Company's employees. We would also like to say a very special thanks to Mr. Krauss, Hirsch and Taylor for their commitment as the Management Board of Carl Zeiss Meditec AG.

Jena, 14 December 2005
For the Supervisory Board



Dr Michael Kaschke
(Chairman)

■ Bookmarks
▸ Contents

Executive bodies of the company

Management Board



Ulrich Krauss

President
and CEO

Responsible for:

- M&S
- Service
- HR
- Quality Management

Other mandates:
Member of the Board of Management of Carl Zeiss Meditec Inc., Dublin, USA, Member of the Board of Management of Carl Zeiss Meditec, Co. Ltd., Tokyo, Japan, Member of the Board of Management of IOLTECH S.A., La Rochelle, France.



Bernd Hirsch

Member of the
Management Board

Responsible for:

- Finance
- Investor Relations
- IT
- Operations
- Law

Other mandates:
Managing Director of CZM Asset Management GmbH, Jena, Germany, President of the Board of Management of IOLTECH S.A., La Rochelle, France, Member of the Board of Management of Carl Zeiss Meditec, Co., Ltd., Tokyo, Japan.



James L. Taylor

Member of the
Management Board

Responsible for:

- Marketing
- R&D

Other mandates:
Member of the Board of Carl Zeiss Meditec, Inc., Dublin, USA.

Supervisory Board



Dr Michael Kaschke

Chairman of the
Supervisory Board
Member of the Management Board of Carl Zeiss AG, Oberkochen, Germany

Other mandates:
Chairman of the Board of Management of Carl Zeiss Meditec, Inc., Dublin, USA, Member of the Supervisory Board of Hensoldt AG, Wetzlar, Germany, Chairman of the Board of Management of Carl Zeiss Surgical Inc., Thornwood, USA, Chairman of the Board of Management of Carl Zeiss Co., Ltd., Tokyo, Japan, Chairman of the Board of Management of Carl Zeiss Pte. Ltd., Singapore, Chairman of the Board of Management of Carl Zeiss India Pte. Ltd., Singapore/Bangelore, Chairman of the Board of Management of Carl Zeiss Co. Ltd., Seoul, South Korea, Chairman of the Board of Management of Carl Zeiss Far East Co., Ltd., Kowloon/Hong Kong, Chairman of the Board of Management of Carl Zeiss (Pty.) Ltd., Randburg, South Africa, Chairman of the Supervisory Board of Carl Zeiss Financial Services GmbH, Oberkochen, Germany, Member of the Supervisory Board of Carl Zeiss AG, Oberkochen, Germany, Member of the Supervisory Board of Siltronic AG, Munich, Germany, Chairman of SPECTARIS, the German *Industrial Association for Optical, Medical and* Mechatronical Technologies, Berlin, Germany.


Alexander von Witzleben

Deputy Chairman of the Supervisory Board
Chairman of the Management Board of Jenoptik AG, Jena, Germany

Other mandates:
Chairman of the Supervisory Board of Analytik Jena AG, Jena, Germany, Chairman of the Supervisory Board of DEWB AG, Jena, Germany, Chairman of the Supervisory Board of Meissner+Wurst Zander Holding AG, Stuttgart, Germany, Chairman of the Supervisory Board of PVA Tepla AG, Asslar, Germany, Member of the Administrative Board of Feintool International Holding AG, Lyss, Switzerland, Member of the Advisory Board of Kaefer Isoliertechnik GmbH & Co. KG, Bremen, Germany.


Dr Markus Guthoff

Member of the Supervisory Board
Member of the Management Board of IKB Deutsche Industriebank AG, Düsseldorf, Germany

Other mandates:
Chairman of the Advisory Board of IKB Private Equity GmbH, Düsseldorf, Germany, Chairman of the Advisory Board of IKB Data GmbH, Düsseldorf, Germany, Member of the Supervisory Board of MetaDesign AG, Berlin, Germany, Member of the Supervisory Board of Argantis GmbH, Cologne, Germany, Member of the Advisory Board of Poppe & Potthoff, Werther, Germany, Member of the Board of IKB Capital Corporation, New York, USA.


Dr Manfred Fritsch

Member of the Supervisory Board

Other mandates:
Member of the Supervisory Board of Messe AG, Erfurt, Germany, Member of the Advisory Board of asphericon GmbH, Jena, Germany, Member of the Management Board of the optics cluster OptoNet e.V., Jena, Germany, Member of the Economic Advisory Board to the State Prime Minister of Thuringia, Germany.


Franz-Jörg Stündel

Member of the Supervisory Board on behalf of the employees
Team Leader Field Services Laser and Diagnostics at Carl Zeiss Meditec AG, Jena, member of the works council of Carl Zeiss Meditec AG, Jena, Germany

Other mandates:
none


Wilhelm Burmeister

Member of the Supervisory Board on behalf of the employees
Group Manager Manufacturing Control and Chairman of the Works Council of Carl Zeiss Meditec AG, Jena, Germany

Other mandates:
none

■ Bookmarks
▸ Contents

Corporate Governance[1]

Carl Zeiss Meditec AG ("Carl Zeiss Meditec", the "Company") attaches a great deal of importance to responsible management. This is why in financial year 2004/2005 we also implemented, without restriction, both the already existing and the new recommendations of the German Corporate Governance Code as stipulated in its version dated 2 June 2005 ("the Code"). Our compliance with the new specifications is indicated explicitly in the text.

Carl Zeiss Meditec attaches a great deal of importance to responsible management.

Corporate Governance at Carl Zeiss Meditec – Implementing the code recommendations ("mandatory provisions")

Shareholder rights

Carl Zeiss Meditec shareholders can exercise their rights at the Annual General Meeting and make use of their voting right. Each Carl Zeiss Meditec share entitles the bearer to one vote. Shareholders have the opportunity at the Annual General Meeting to voice their opinion concerning items on the agenda, and to ask relevant questions and make proposals. The Annual General Meeting is chaired by the Chairman of the Supervisory Board. The Management Board of Carl Zeiss Meditec AG presents the annual financial statements and the consolidated financial statements to the Annual General Meeting. Amendments to the Articles of Association and major corporate measures, such as affiliation agreements and changes in company form, the issue of new shares and other financial instruments, as well as the authorisation to acquire Company shares, are resolved by the Annual General Meeting as an executive body of the Company.

All Carl Zeiss Meditec shareholders have the same rights – each share entitles the bearer to one vote.

1 Constitutes report of Corporate Governance in accordance with clause 3.10 of the German Corporate Governance Code in its version dated 2 June 2005

Cooperation between the Management Board and the Supervisory Board

Compliance with new Code recommendations

The Management Board and the Supervisory Board give a detailed progress report on the implementation of Corporate Governance at Carl Zeiss Meditec. This report has been a core part of Carl Zeiss Meditec's annual reports since financial year 2002/2003.

The Company has thus already been complying voluntarily with this new recommendation for several years. Carl Zeiss Meditec AG will adhere to the recommendation of the new version of the Code and no longer publish current declarations of conformity pursuant to Art. 161 AktG (German Commercial Code) for five years on its Web site.

The dual management system of Carl Zeiss Meditec AG, which charges the Management Board with managing the company and the Supervisory Board with advising and monitoring the Management Board, is based – like the German Corporate Governance Code – on the provisions of the German Stock Corporation Act. The Management Board and the Supervisory Board thus communicate very closely with each other. The Management Board coordinates the Company's strategic orientation with the Supervisory Board and regularly discusses the progress of strategy implementation with the Supervisory Board. Further explicit statements on this can be found in the "Report of the Supervisory Board" in this Annual Report.

The Supervisory Board is directly involved in any decisions that may have a dramatic effect on the Company's net assets, financial position and earnings. The Management Board and the Chairman of the Supervisory Board are jointly responsible for providing the Supervisory Board with information. The reports prepared by the Management Board in accordance with Art. 90 (1) and (2), are presented in more detail in the "Report of the Supervisory Board".

The Management Board and the Supervisory Board work closely together for the benefit of the Company.

The Management Board

With effect from 9 December 2004, James L. Taylor was appointed as a new member of the Management Board of Carl Zeiss Meditec AG. Mr. Taylor looks back on more than 20 years of successful management experience with international medical technology companies and has presided over Carl Zeiss Meditec AG's subsidiary in the USA since 2001. He is responsible for the areas of Marketing and Research and Development.

The Management Board is committed to defending the Company's interests and to sustainably increasing its value. The President and CEO coordinates the Company's basic policies. The main responsibilities of the Management Board include defining corporate strategy, drawing up the Company budget, publishing quarterly and annual financial statements, finding the right candidates to fill key positions in the Company, and allocating resources. It also regularly provides the Supervisory Board with comprehensive, up-to-date information about all relevant issues concerning planning, business performance and risk management. Any secondary occupations require the consent of the Supervisory Board. None of the members of the Management Board has a secondary occupation.

■ Bookmarks
▸ Contents

Remuneration of the Management Board

The remuneration paid to the Management Board consists of a fixed and a variable component. The appropriateness of these components is reviewed at the beginning of each financial year by the Supervisory Board's Personnel Committee. The itemised presentation of the remuneration paid to the Management Board can be found in the accompanying Notes to the consolidated financial statements 2004/2005.

The variable component is contingent upon the achievement of certain quantitative goals, which underlie corporate management and take into account both short-term and long-term business development (e.g. sales, EBIT, free cash flow, EVA®). Strategic targets agreed with the Supervisory Board are also taken into consideration.

There are plans to introduce a long-term incentive programme for the Management Board and the senior executives of Carl Zeiss Meditec. This programme shall be geared, among other things, to the long-term development of corporate value and will thus offer incentives to increase shareholder value in the medium and long term.

The Supervisory Board

Immediately at the beginning of financial year 2004/2005 there were two member changes in the Supervisory Board. In October 2004 Dr Markus Guthoff, member of the Management Board of IKB Deutsche Industriebank AG, on which he is responsible for the Private Equity division, as well as the areas of risk management, credit risk control, IT and bank organisation, was appointed to the Supervisory Board of Carl Zeiss Meditec AG. He has extensive experience in capital markets. After a bank apprenticeship and a degree he joined the Corporate Finance division of IKB Deutsche Industriebank AG in 1993. He was appointed as a member of this company's Management Board in 2001.

Wilhelm Burmeister was also legally appointed to the Supervisory Board of Carl Zeiss Meditec AG as a new employee representative. He is the Chairman of the Works Council of Carl Zeiss Meditec AG. Two employee representatives have served on the Supervisory Board on a voluntary basis since the Company was founded in 2002.

Dr Markus Guthoff and Wilhelm Burmeister were appointed to the Supervisory Board of Carl Zeiss Meditec AG to replace Dr Franz-Ferdinand von Falkenhausen (Managing Director of Carl Zeiss Jena GmbH) and Jürgen Dömel (Chairman of the Group Works Council of Carl Zeiss AG) who resigned their posts for personal reasons.

The Supervisory Board of Carl Zeiss Meditec AG had six members in financial year 2004/2005.

The Chairman of the Supervisory Board coordinates the activities of the Supervisory Board, chairs its meetings and represents the concerns of the Supervisory Board to the outside.

The Supervisory Board has set up an Audit Committee. This committee deals mainly with issues relating to accounting and risk management, the required independence of the auditor, the commissioning of the audit assignment to the auditor, the specification of the main focal points of the audit and agreeing the auditor's fee. As stated above, the Chairman of the Audit Committee, Dr Markus Guthoff, has specialist knowledge and experience of applying accounting principles and internal control procedures. In addition, at no time was he a member of the Management Board of Carl Zeiss AG.

Compliance with new Code recommendations

In order to facilitate independent consulting and monitoring of the Management Board by the Supervisory Board, the Supervisory Board has, in its estimation, a sufficient number of independent members who are in no way commercially or personally related to Carl Zeiss Meditec AG or its Management Board.

Compliance with new Code recommendations

The Supervisory Board elections – if necessary – are held as individual elections.

Compliance with new Code recommendations

Since the foundation of Carl Zeiss Meditec in 2002, neither a President and CEO nor another member of the Management Board has moved to the chair of the Supervisory Board or to the chair of a Supervisory Board committee.

Compliance with new Code recommendations

The remuneration of the members of the Supervisory Board is calculated according to Art. 19 (1) of the current version of the Articles of Association of Carl Zeiss Meditec AG. The Supervisory Board itself resolves upon the distribution of the performance-related remuneration in accordance with the Articles of Association. Pursuant to the version of the German Corporate Governance Code dated 2 June 2005, section 5.4.7, account is to be taken of the Chair and Deputy Chair of the Supervisory Board, as well as the Chair and the members of committees (for a list of the members of the committees, see the Report of the Supervisory Board in this Annual Report). The amount to be paid is determined on the basis of the varying fixed remuneration for the Chairman of the Supervisory Board and his Deputy, taking into consideration their functions in Supervisory Board committees when distributing the performance-related remuneration.

Compliance with new Code recommendations

■ Bookmarks
▶ Contents

The following table shows a breakdown of the remuneration paid to the members of the Supervisory Board:

Table 1: Itemised presentation of the remuneration paid to individuals on the Supervisory Board of Carl Zeiss Meditec AG in financial year 2004/2005 (pursuant to Art. 19 (1) of the Company's Articles of Association; figures in € '000)

	Fixed remuneration	Performance-related remuneration
Dr Michael Kaschke	20	16
Alexander von Witzleben	15	11
Dr Markus Guthoff	10	14
Dr Manfred Fritsch	10	11
Franz-Jörg Stündel*	10	11
Wilhelm Burmeister*	10	9

* employee representatives legally appointed to the Supervisory Board on a voluntary basis

Transparency

Compliance with new Code recommendations

The Management Board publishes insider information pertaining to Carl Zeiss Meditec immediately, provided it is not exempt from this obligation in individual cases.

Treating all shareholders and interest groups as equals with regard to the publication of information is a firm principle that the Company has upheld since its foundation.

The annual financial statements, including the accompanying management report, are published much faster than the required 90 days after the end of the financial year. Carl Zeiss Meditec has applied this fast-close concept since its formation. Interim reports are published within 45 days of the end of the respective quarter. All mandatory publications and many of the Company's additional investor relations publications are issued in both German and English. We use our Web site as an up-to-the-minute publication platform for our Annual Report, interim reports, Annual General Meeting and investor presentations.

In addition, the Management Board announces immediately any notifiable changes in shareholdings, if, by selling, purchasing or other means, a person exceeds or falls below 5, 10, 25, 50 or 75 percent of the voting rights in Carl Zeiss Meditec AG. Carl Zeiss Meditec AG also publishes, without exception, details of all securities transactions by members of the Management Board or Supervisory Board involving company shares. This *information is available in real time in both German and English on the Internet.*

The Company now publishes details on transactions involving Carl Zeiss Meditec shares and the respective holdings of the individual members of the executive bodies ("directors' dealings" and "directors' holdings") in its Corporate Governance Report in accordance with the requirements of the current version of the Code. The previously separate chapters "Directors' dealings" and "Directors' holdings" in quarterly and annual reports will be integrated accordingly.

Compliance with new Code recommendations

Directors' Holdings – Number of Carl Zeiss Meditec shares held by members of the Company's executive bodies

Directors' Holdings – Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

Management Board		No. of Carl Zeiss Meditec shares (30 September 2005)
Ulrich Krauss	Shares	500
Bernd Hirsch	Shares	500
James L. Taylor	Shares	0

Supervisory Board		No. of Carl Zeiss Meditec shares (30 September 2005)
Dr Michael Kaschke	Shares	1,250
Alexander von Witzleben	Shares	1,094
Dr Markus Guthoff	Shares	2,100
Dr Manfred Fritsch	Shares	450
Franz-Jörg Stündel	Shares	513
Wilhelm Burmeister	Shares	325

Company		No. of Carl Zeiss Meditec shares (30 September 2005)
Carl Zeiss Meditec AG	Shares	400

■ Bookmarks
▸ Contents

Compliance with new Code recommendations

Directors' Dealings – Notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in financial year 2004/2005

In financial year 2004/2005 no members of the Management Board, the Supervisory Board, or any of their relatives, made any notifiable securities transactions pursuant to Art. 15a of the German Securities Trading Act (WpHG).

As a matter of principle, the relevant details concerning such securities transactions are immediately made publicly accessible on the Company's Web site at www.meditec.zeiss.com/ir, following their notification and submitted to the German Federal Financial Supervisory Authority (BaFin).

Open and fair communication generates trust. Carl Zeiss Meditec provides all interest groups with regular, up-to-the-minute information about the Company's performance and any important changes to the business.

Accounting and auditing

Compliance with new Code recommendations

The consolidated financial statements provide information to shareholders and third parties. Consolidated financial statements are drawn up in accordance with the United States Generally Accepted Accounting Principles (US GAAP). The financial statements are prepared by the Management Board, approved by the Supervisory Board and audited and certified by an independent auditor. Prof. Dr Binder, Dr Dr Hillebrecht & Partner GmbH, Stuttgart, was chosen as the auditor for the annual single-entity and consolidated financial statements at the Annual General Meeting on 13 May 2005. Before making its proposal, the Supervisory Board obtained a declaration from the auditor confirming that there are no professional, financial, personal or other relationships between the auditor and its executive bodies and audit managers, or between the Company and its executive body members.

In order to be able to make a smooth transition to the European accounting standards IFRS, as legally prescribed from financial year 2005/2006, the internal consolidated financial statements of Carl Zeiss Meditec AG have been prepared since 1 October 2004 in accordance with both US GAAP and IFRS.

A healthy financial structure – audited by independent auditors – guarantees the solidity and reliability of Carl Zeiss Meditec AG.

The auditing agency for accounting and the German Federal Financial Supervisory Authority (BaFin) are authorised to check the compliance of the consolidated financial statements with the applicable accounting standards (enforcement).

Before making their proposal for the auditor at the Annual General Meeting, the Supervisory Board obtained a declaration from the auditor, Prof. Dr Binder, Dr Dr Hillebrecht & Partner GmbH, dated 9 November 2004, confirming that there are no private, professional, business, financial, or other relationships between this auditor and its executive bodies and audit managers, or between the Company and its executive body members.

Carl Zeiss Meditec does not have any stock option programmes or similar securities-oriented incentive systems in place. As a result of corporate success, and in recognition of the great personal commitment of the whole staff, the Management has resolved to issue a bonus to all employees in the form of a stake in the company. Each employee of the Company in Germany and the USA shall therefore receive 17 shares (current value approximately € 250) and shall, thus, become an owner of Carl Zeiss Meditec AG.

Open and ongoing dialogue with our shareholders is an ambitious objective that we will continue to fulfil in the future by means of a comprehensive and transparent communication policy. By maintaining a transparent business policy and an up-to-date and open reporting system, we will continue to build the trust of investors and the general public in our Company.



Responsible management ensures the stability and reliability of Carl Zeiss Meditec.

■ Bookmarks
▸ Contents

Corporate Governance at Carl Zeiss Meditec – Implementing the Code suggestions ("discretionary provisions")

In accordance with its voluntary commitment to good Corporate Governance, Carl Zeiss Meditec implements not only the recommendations of the Code, but also any other relevant suggestions – the so-called "discretionary provisions". The following table provides an overview of these.

No.	Recommendation	Observance by the Company
2.3.3	Proxies nominated by the company should also be contactable during the annual general meeting	✔
2.3.4	The company should allow shareholders to follow the annual general meeting via modern communication media (e.g. the Internet).	The Company considers it doubtful as to whether many shareholders would use such a service, since they would have to have the latest technology (e.g. broadband connection) in order to view a high-quality transmission of the Annual General Meeting. Carl Zeiss Meditec will monitor relevant developments and respond quickly to any fundamental changes
3.6	In supervisory boards with employee representatives, the shareholders and employee representatives should prepare for the supervisory board meetings separately, or together with members of the management board, where applicable.	Does not apply to the Company
3.6	The supervisory board should meet without the management board if necessary.	Does not apply to the Company, as this was not necessary in financial year 2004/2005
3.7.	In appropriate cases an extraordinary general meeting should be held.	Does not apply to the Company, as this was not necessary in financial year 2004/2005
3.10	The company should comment on the Code propositions in its corporate governance report.	✔
4.2.3	The variable component of the management board's remuneration should include one-off and annually recurring components linked to the company's performance, as well as components that create a long-term incentive and involve a certain amount of risk-taking.	✔
5.1.2	When new management board members are appointed, the length of their contract should not exceed five years.	✔
5.1.2	The supervisory board can commission a committee with the task of appointing management board members. This committee then specifies the contract details and the remuneration.	✔
5.2	The chairman of the supervisory board should not also be chairman of the audit committee.	✔
5.3.2	The chairman of the auditing committee should not be a former management board member.	✔
5.3.3	The supervisory board may delegate other issues to committees.	✔
5.3.4	The supervisory board can provide for its meetings to be prepared by committees and for these to also make decisions instead of the supervisory board.	✔
5.4.6	It is possible to (re-)elect supervisory board members at different times and for different periods of office.	Does not apply to the Company, as this was not necessary in financial year 2004/2005
5.4.7	Remuneration of the supervisory board should also contain components based on the long-term success of the company.	✔
6.8	Company publications should also be published in English.	✔

Corporate Governance declaration

Declaration by the Management Board and the Supervisory Board of Carl Zeiss Meditec AG on the German Corporate Governance Code in accordance with Art. 161 AktG (Stock Corporation Act)

Pursuant to Art. 161 AktG the Management Board and Supervisory Board of Carl Zeiss Meditec AG are obliged to submit an annual declaration of conformity with the recommendations of the "Government Commission on the German Corporate Governance Code". This declaration must be made permanently accessible to shareholders.

The Management Board and Supervisory Board herewith declare,

that since its last declaration of 9 December 2004, Carl Zeiss Meditec AG has conformed to all the recommendations of the Government Commission on the German Corporate Governance Code in its version dated 2 June 2005, as published by the German Federal Ministry of Justice in the official section of the electronic Federal Gazette.

The previous declaration of conformity, submitted on 9 December 2004, pertaining to the German Corporate Governance Code dated 21 May 2003 included one restriction with regard to the itemised presentation of the fixed and variable remuneration components paid to the Management Board in accordance with section 4.2.4 of this version of the Code. This restriction no longer exists, neither in accordance with the Code in its version dated 21 May 2003, nor in its version dated 2 June 2005.

The Management Board and the Supervisory Board additionally declare that Carl Zeiss Meditec AG will continue in future to observe all recommendations of the Code in its version dated 2 June 2005.

Jena, 14 December 2005

For the Supervisory Board
(Dr Michael Kaschke)

For the Management Board
(Ulrich Krauss)

Single-entity financial statements (HGB) of Carl Zeiss Meditec AG, Jena – Summary

The complete single-entity financial statements of Carl Zeiss Meditec AG, Jena, prepared in accordance with the German Commercial Code (HGB) and issued with an unqualified audit opinion, can be downloaded from Carl Zeiss Meditec's Web site at www.meditec.zeiss.com/ir. Alternatively, a printed version may also be requested in writing from Carl Zeiss Meditec AG.

Overview of key items in the single-entity financial statements

Income statement

€'000	Financial year 2004/2005	Financial year 2003/2004	Change
Sales	122,186	108,953	+12.1%
Gross profit on sales	43,139	40,029	+7.8%
Result from ordinary activities	7,294	13,842	-47.3%
Net income for the year	7,167	13,231	-45.8%
Retained profits brought forward (prev. year: loss carried forward)	13,073	(158)	> +100%
Net retained earnings	20,240	13,073	+54.8%

Balance sheet

€'000	30.09.2005	30.09.2004	Change
Fixed assets	243,943	128,003	+90.6%
Current assets	39,833	88,409	-54.9%
thereof trade receivables	7,601	8,765	-13.3%
thereof cash and cash equivalents	1,523	40,028	-96.2%
Equity	256,825	195,228	+31.6%
Liabilities	13,092	9,562	+36.9%
Total assets	283,921	216,573	+31.1%

Proposal for the utilisation of profits by the Management Board for financial year 2004/2005

Financial year 2004/2005 closed with net income of € 7,167,265.85. The Management Board proposes utilising the net retained earnings for the financial year 2004/2005 of € 20,240,319.92 as follows:

- Payment of a dividend of € 0.16 per no-par-value share for 32,523,844 no-par-value shares: € 5,203,815.04
- Residual earnings carry-forward to new account: € 15,036,504.88



Consolidated financial statements of Carl Zeiss Meditec AG (US GAAP)

2004/2005


ZEISS

CARL ZEISS MEDITEC

Consolidated management report for financial year 2004/2005

Executive summary

Carl Zeiss Meditec AG, Jena, is the parent company of the Carl Zeiss Meditec Group (the "Group", "Carl Zeiss Meditec"). The Carl Zeiss Meditec Group has four operating subsidiaries that are integrated into the Group as follows.

Figure 1:
Structure of the Carl Zeiss Meditec Group
as of 30 September 2005


Carl Zeiss Meditec AG
Jena, Germany
Carl Zeiss Meditec, Inc.
Dublin, USA
Carl Zeiss Meditec Co., Ltd.
Tokyo, Japan
Carl Zeiss Meditec
Systems GmbH
Pirmasens, Germany
IOLTECH S.A.
La Rochelle, France
Operating companies

In the hierarchical structure of the Carl Zeiss Meditec Group, IOLTECH S.A., the parent company of the IOLTECH Group, is subordinate to Carl Zeiss Meditec AG by two administrative companies.

Consolidated sales increased year-on-year by more than one third to € 323.7 million (previous year: € 234.9 million). This is attributable to organic growth within the Group and to external company acquisitions. Adjusted for currency effects and for the acquisition of the companies IOLTECH S.A. ("IOLTECH") and Laser Diagnostic Technologies, Inc. ("LDT"), sales would have increased year-on-year by 21.3% to € 285.0 million.

Carl Zeiss Meditec's **earnings** also increased substantially over the previous year. EBITDA increased by 43.6% to € 45.6 million, giving an EBITDA margin of 14.1% (previous year: 13.5%). EBIT rose 39.0% over financial year 2003/2004 to € 36.6 million (previous year: € 26.3 million). Consolidated net income increased by more than one third year-on-year, amounting to € 17.1 million (previous year: € 12.6 million). In spite of the increase in the number of shares, which increased due to two capital increases, earnings per share also increased significantly, rising 27.3% from € 0.44 the previous year to € 0.56.

Cash flow from operating activities increased by almost one quarter year-on-year to € 39.4 million (previous year: € 31.6 million).

Based on the economic development of the Carl Zeiss Meditec Group, the Management Board will, for the first time, propose to the Supervisory Board and the forthcoming Annual General Meeting to distribute a portion of the net earnings generated by Carl Zeiss Meditec AG, Jena, in the form of a **dividend** to the shareholders.

Business report

1. Underlying conditions for economic development[1]

In spite of some considerable increases in raw materials prices as compared to the previous year – primarily crude oil prices – the global economy was back on the road to expansion in the first half of 2005 after a temporary economic slowdown the previous year. Curbing effects, such as higher world prices for raw materials, continued to be offset by low capital market interest rates, an expansive monetary policy, increasing assets and improved corporate earnings.

However, the global growth centres showed no change from the previous year. The increase in real gross domestic product was particularly high right from the beginning of the year, especially in the USA and China. The Japanese economy also regained some of its growth momentum after many years of stagnation. The economic situation in the euro-zone and in Great Britain, on the other hand, remained considerably more restrained.[2] The high oil price suppressed in particular domestic demand in these markets. At the same time, the – in some cases substantial – appreciation of the euro against other currencies, continued to have an effect. It is therefore not very remarkable that there was no significant revival of domestic demand, despite a favourable profit situation at the companies and lower capital market interest rates. Considerable differences persist between the individual EU member states, however, both in terms of the strength of growth and the reasons behind it. There has been a particularly significant increase in demand recently from the new member states of the European Union and other European countries.[3]

Economic recovery in Germany, on the other hand, continues to be extremely sluggish. The gradual recovery, which began mid-2003, stagnated again just one year later: firstly, the appreciation of the euro and the weakening of the global economy caused a slowdown in the growth of exports. Then, the economy was curbed by the high energy prices, which led in particular to domestic demand being deprived of substantial funds. Accordingly,

1 Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2005 "The Situation of the Global and German Economies in Autumn 2005", 24/10/2005, Berlin
2 Cf. ibid., p. 605-619
3 Cf. ibid., p. 620ff

real gross domestic product increased only slightly between mid-2004 and mid-2005 by just 0.6%.[4] Impulses from abroad continue to be the lifeblood of the German economy. However, the good business situation of exporters has not been reflected in higher employment rates. Instead, real domestic demand is stagnating; the dominant factor here is the curbing effect of the high energy prices.

2. Structure of the consolidated financial statements

With regard to the structure of the consolidated financial statements, it should be noted that the Company's reporting entity has been expanded since last year to include two external acquisitions and the adaptation of the organisational structure in Japan.[5]

With effect from 1 November 2004, Carl Zeiss Meditec's Japanese subsidiary, Carl Zeiss Meditec Co., Ltd. took over the surgical business of Carl Zeiss Co., Ltd. In addition, the takeover of US company Laser Diagnostic Technologies, Inc. was formally completed on 2 December 2004. A majority holding (62.7%) was acquired in the French company IOLTECH S.A. with effect from 1 February 2005. This shareholding increased to 87.2% by the balance sheet date 30 September 2005. LDT and IOLTECH were thus included in the consolidated financial statements of Carl Zeiss Meditec from 2 December 2004 and 1 February 2005, respectively.

3. Development of sales

In financial year 2004/2005 the Carl Zeiss Meditec Group increased its sales by 37.8% year-on-year from € 234.9 million to € 323.7 million. This positive trend is attributable to both the external company acquisitions of IOLTECH and LDT, and to organic growth. Excluding these two acquisitions and based on constant currency exchange rates, sales would have increased by 21.3% to € 285.0 million compared with the previous year.

Sales by business segment

Diagnostic systems made the greatest contribution to consolidated sales in the period under review, accounting for € 223.8 million (previous year: € 169.8 million) or 69.1% of consolidated sales revenue. The Laser and IOL[6] segment generated consolidated sales of € 77.7 million. This represents 24% of total sales of Carl Zeiss Meditec. Carl Zeiss Meditec generated 6.9% or € 22.2 million of its consolidated sales with services.

4 Cf. ibid., p. 626ff

5 This is a transaction under common control, as all companies are controlled by Carl Zeiss AG. (cf. Section (3) "Acquisition and disposal of companies" in the Notes to the consolidated financial statements)

6 Sales of IOLTECH products for the surgical treatment of eye ailments were combined with Carl Zeiss Meditec laser sales.

Figure 2:
Share of consolidated sales generated by the business segments "Laser and IOL", "Diagnosis" and "Service" in financial year 2004/2005


6.9%
24.0%
69.1%
Service
Laser and IOL
Diagnosis

Consolidated sales in the Diagnosis segment increased year-on-year by 31.8% from € 169.8 million to € 223.8 million. Mainstays of sales were once again the Carl Zeiss Meditec systems STRATUSOCT™, Humphrey® Field Analyzer (HFA) and IOLMaster®. Fundus cameras and basic diagnostic systems, such as slit lamps, also made a significant contribution to sales. The sole product of the diagnostics specialist Laser Diagnostic Technologies, Inc., acquired in December 2004 – the GDx VCC system – also developed into an important sales driver within the Group, thanks to the successful integration of this company. The GDx VCC is a system specially designed for the early detection and management of glaucoma. It thus complements the market presence of Carl Zeiss Meditec's STRATUSOCT™ in the field of retinal and glaucoma diagnostics. The GDx VCC system appeals particularly to those customers who do not require the full range of examination options offered by the STRATUSOCT™ system. Another reason for the increase in Diagnosis sales over the previous year is the incorporation of the business with surgical systems into the Japanese subsidiary Carl Zeiss Meditec Co. Ltd.

After consolidated sales of € 44.1 million the previous year, the Laser and IOL business segment generated sales of € 77.7 million in financial year 2004/2005. This represents an increase of 76.1%, which is mainly attributable to the fact that the figure includes sales of intraocular lenses and other ophthalmic surgery products for the period from 1 February to 30 September 2005. The business with standard lasers (systems for the treatment of retinal diseases and age-related macular degeneration (AMD) and for the post-treatment of cataracts) also improved substantially compared with the previous year. This partly compensated for the more sluggish development of sales of refractive lasers for the correction of vision defects. Although sales of these systems did experience a considerable revival at the end of the financial year, their overall development in financial year 2004/2005 did not surpass the dynamic growth of the previous year.

Compared to financial year 2003/2004, consolidated sales of services increased by 5.7% to € 22.2 million (previous year: € 21.0 million).

Sales by business segment in financial years 2003/2004 and 2004/2005 developed as summarised in Figure 3.


Financial year 2004/2005
Financial year 2003/2004
223,820
77,670
22,182
169,798
44,102
20,978
Consolidated sales: 323,672
Consolidated sales: 234,878
Diagnosis +31.8%
Laser and IOL +76.1%
Service +5.7%

Figure 3:
Sales by business segment in financial years 2004/2005 and 2003/2004

(in €'000)

Based on the same currency exchange rates as for the previous year, sales growth in all of the Group's business segments would have been slightly higher than reported. Figure 4 the distribution of consolidated sales by business units on the basis of constant exchange rates.


Financial year 2004/2005
Financial year 2003/2004
231,043
78,191
22,829
169,798
44,102
20,978
Consolidated sales: 332,063
Consolidated sales: 234,878
Diagnosis +36.1%
Laser and IOL +77.3%
Service +8.8%

Figure 4:
Sales by business segment in financial years 2004/2005 and 2003/2004 based on constant currency exchange rates

(in €'000)

The regional distribution of sales in the period under review also reflects the trends outlined in the section "1. Underlying conditions for economic development". Significant impulses for growth in consolidated sales came from the region Americas. Carl Zeiss Meditec increased its consolidated sales here by just under one quarter to € 136.0 million (previous year: € 109.8 million). In addition to encouraging growth in sales of systems such as STRATUSOCT™ and IOLMaster®, this increase is also attributable to the integration of the former LDT system, GDx VCC, into Carl Zeiss Meditec's product range. This region accounted for 42.1% (previous year: 46.7%) of Carl Zeiss Meditec's total sales in financial year 2004/2005.

Sales development of the Carl Zeiss Meditec Group was also extremely positive in the Asia/Pacific region. Consolidated sales here increased year-on-year by 43.4% from € 65.5 million to € 93.9 million. Besides the strong demand in markets such as China and India, this was also attributable to the encouraging sales development with ophthalmic laser systems in the Japanese market (particularly the VISULAS™ 690s for treating age-related macular degeneration). In the comparison with the previous year it should also be noted that the companies consolidated in Carl Zeiss Meditec included the acquisition of the surgical business in Japan as of 1 November 2004. Overall, Carl Zeiss Meditec generated 29.0% of its consolidated sales in the Asia/Pacific region in financial year 2004/2005 (previous year: 27.9%).

In the region of Europe (excluding Germany) sales revenue increased by 76.4% in the Carl Zeiss Meditec Group to € 73.8 million (previous year: € 41.9 million). In addition to the strong demand for devices and systems, the expansion of Carl Zeiss Meditec's business into ophthalmic surgery, as a result of the acquisition of IOLTECH, also contributed to this growth. This region accounted for 22.8% (previous year: 17.8%) of Carl Zeiss Meditec's total sales in financial year 2004/2005.

In the period under review Carl Zeiss Meditec generated consolidated sales of € 19.9 million in Germany. Compared with the previous year (€ 17.7 million) this corresponds to an increase of 12.1%. Germany thus accounted for 6.1% of Carl Zeiss Meditec's consolidated sales in financial year 2004/2005 (previous year: 7.6%).

Figure 5 shows the development of consolidated sales by region.

Figure 5:
Consolidated sales by region in financial years 2004/2005 and 2003/2004

(in €'000)


Financial year
2004/2005
Financial year
2003/2004
93,924
136,033
73,833
19,882
65,478
109,806
41,860
17,734
Consolidated sales:
323,672
Consolidated sales:
234,878
Asia/Pacific
+43.4%
Americas
+23.9%
Europe (excl. Germany)
+76.4%
Germany
+12.1%

If sales are adjusted for currency effects, the development of the Group's consolidated sales by region in financial year 2004/2005 confirms that the Group succeeded in further expanding its position in all relevant markets worldwide.

Figure 6:
Consolidated sales by region in financial years 2004/2005 and 2003/2004 based on constant currency exchange rates

(in €'000)


Financial year 2004/2005
Financial year 2003/2004
96,896
141,412
73,842
19,913
65,478
109,806
41,860
17,734
Consolidated sales: 332,063
Consolidated sales: 234,878
Asia/Pacific +48.0%
Americas +28.8%
Europe (excl. Germany) +76.4%
Germany +12.3%

4. Orders on hand

As of 30 September 2005 the Group's orders on hand totalled € 19.2 million (previous year: € 13.6 million). This 41.2% increase is mainly attributable to the development of orders on hand at the Group's companies in the USA and Japan. As in the previous year, Carl Zeiss Meditec believes there is a continuing trend towards customers placing orders at short notice.

Figure 7 shows the distribution of orders on hand at the individual subsidiaries as of the balance sheet date.

Figure 7:
Orders on hand by subsidiary
(30 September 2005)


0.1%
19.3%
28.0%
52.6%
Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany
Carl Zeiss Meditec AG, Jena, Germany
Carl Zeiss Meditec, Inc., Dublin, USA
Carl Zeiss Meditec Co. Ltd., Tokyo, Japan

5. Production planning and production

The Group has three major production sites. These are located in Jena, Germany, Dublin, USA and La Rochelle, France. Additional, smaller sites belonging to subsidiaries of IOLTECH S.A. are located in Besançon, France, Edinburgh, Great Britain and Mauritius. In Jena and Dublin, the Carl Zeiss Meditec Group manufactures devices and systems for ophthalmology; in La Rochelle, it mainly manufactures intraocular lenses, i.e. surgical implants for treating cataracts. The IOLTECH site in Edinburgh also produces viscoelastics, which are primarily used in cataract surgery. The two remaining IOLTECH production sites manufacture various products for the treatment of ophthalmic diseases.

The core competencies of the Group in devices and systems include the development of new technologies, products and applications and the manufacture of key components. Accordingly, devices and system manufacture at the Carl Zeiss Meditec Group focuses on the assembly of system components. Intraocular lenses, on the other hand, are largely manufactured in-house; in other words, no ready-made products are procured for this. Only some special process steps are outsourced to external companies.

More than two thirds of the parts and components required in Jena are procured from external suppliers. The remaining third is spread almost evenly among subsidiaries of Carl Zeiss AG and in-house component manufacture. In Dublin, the majority of the parts and system components processed are purchased from external suppliers. IOLTECH and its subsidiaries procure the raw materials and components they require for the manufacture of intraocular lenses and other products exclusively from external suppliers.

The Group further optimised its production processes in financial year 2004/2005, particularly in Germany and the USA. Assembly processes, for example – particularly those for systems produced in larger quantities – were made even more efficient. Production lines were also set up for the new products Visante™ OCT and VISUCAM™ PRO^NM at the Jena and Dublin sites.

Production planning in Jena is based on a rolling forecast by the distribution partners. This means that the respective distributor prepares a rolling sales forecast, which the Company then uses as a basis for ordering individual parts and manufacturing components. In order to keep stock levels to a minimum, final assembly is generally carried out to customer order. Similarly, product manufacture at the Dublin site is on a made-to-order basis according to incoming orders from distribution partners, in line with the demand-flow principle. The rolling forecast method is also applied to the manufacture of intraocular lenses. In this case, however, limited quantities of the finished products are stockpiled, since doctors expect the implants to be delivered quickly. IOLTECH also operates consignment warehouses in clinics and hospitals in France, which – depending on consumption – are continually restocked.

6. Development of production capacities

The Carl Zeiss Meditec Group primarily compensates for fluctuations in demand through flexible deployment of its production staff. Prerequisites for this include an appropriate training system, which qualifies the employees to work on different production lines.

7. Procurement

As under "5. Production planning and production", the final assembly of the devices and systems is almost exclusively made-to-order to keep stocks as low as possible. Accordingly, the respective components are retrieved from suppliers shortly before the production date. The raw materials and components required for the production of intraocular lenses are largely procured on a needs basis.

The Group also made further progress in the optimisation of its inventories in financial year 2004/2005. At the Jena site, for example, consignment warehouses were set up in cooperation with key suppliers. These warehouses are integrated into the production process and are part of the equitable property of the respective supplier. The necessary components are taken as required and invoiced. The suppliers bear full responsibility for replenishing stocks in these warehouses.

The Group places a lot of emphasis on long-term partnerships with its suppliers. In order to ensure that purchased parts and components are also of a consistently high quality, suppliers are also subject to regular qualification audits.

8. Quality management

In most of the world's markets official registrations and approvals are a prerequisite for marketing medical products. Accordingly, Carl Zeiss Meditec has registered its Group companies with the responsible national authorities. In order to successfully obtain the marketing approvals, the Group's quality management system – currently with the exception of IOLTECH S.A. and its subsidiaries – is regularly audited and certified by *DQS GmbH Deutsche Gesellschaft zur Zertifizierung von Managementsystemen* in accordance with ISO 9001 and 13485, Appendix II and V of the EU Directive 93/42/EC and the Canadian Medical Device Regulation (CMDR).

The Carl Zeiss Meditec Group's quality management system also conforms to the requirements of the US legislation 21 C.F.R., part 820, Quality System Regulation.

9. Registrations and approvals

The Group's products are generally intended to be marketed worldwide. From the outset, therefore, the design features, the materials and components used, and the interfaces of all devices and systems are selected such that they can be used anywhere in the world.

With the exception of the refractive laser MEL 80™, for which the approval procedure in the USA and Japan is still pending, most of Carl Zeiss Meditec's products have been approved in all major countries of the world. One remaining exception, however, is IOLTECH S.A. and its subsidiaries. Since IOLTECH's sales activities have to date focused on France and other European and Asian countries, these companies have fewer global marketing approvals for their products. This is set to change in the medium term.

10. Employees

As of 30 September 2005 the Carl Zeiss Meditec Group employed a workforce of 1,207 (previous year: 796). It also had 15 trainees, 13 of whom were based in Germany and two in France. Partially retired employees in Germany were not included in this figure. The considerable increase in the number of employees is primarily the result of the acquisition of the French ophthalmic surgery specialist IOLTECH S.A. on 1 February 2005 (see section "12. Events of particular significance" for further information).

Over the course of financial year 2004/2005 the Group employed an average of 1,187 staff (previous year: 801 employees). Total personnel expenses[7] in the Carl Zeiss Meditec Group amounted to € 81.8 million in the period under review (previous year: € 60.4 million), corresponding to 25.3% of consolidated sales (previous year: 25.7%).

Figure 8 shows the personnel structure of the Carl Zeiss Meditec Group as of 30 September 2005.

Figure 8:
Personnel structure of the Carl Zeiss Meditec Group as of 30 September 2005


3.2%
9.6%
34.6%
17.8%
3.9%
11.6%
19.3%
Production
Sales and marketing
Service
Product management
Research and development
Management Board,
commercial sector
Quality management

7 This item encompasses wages and salaries, social security and pension contributions.

11. Environmental protection

The Group complies with all relevant environmental protection regulations within the scope of its business activities.

Neither the Group's production methods nor its products pose any direct or indirect risk to the environment.

12. Events of particular significance

Takeover of the surgical device business in Japan
With immediate effect from 1 November 2004, Carl Zeiss Meditec's Japanese subsidiary, Carl Zeiss Meditec Co., Ltd., took over the surgery business of Carl Zeiss Co., Ltd.

This move enables Carl Zeiss Meditec to avoid making additional investments in non-productive areas, such as administration and sales, and to realise considerable synergy effects in Services in future. This acquisition also allows the Company to better coordinate its activities with respect to marketing approval issues.

Acquisition of Laser Diagnostic Technologies, Inc.
With effect from 2 December 2004, Carl Zeiss Meditec, Inc. acquired 100% of the shares in the US company Laser Diagnostics Technologies, Inc. (LDT). With its main product, the GDx VCC system for the examination of the optic nerve, LDT has set a new standard in the detection and management of glaucoma.

This acquisition is a major milestone of Carl Zeiss Meditec's strategy to improve its market position in the growth market of glaucoma diagnosis. Accordingly, the product range is to be considerably expanded and its presence extended to include all relevant target groups. LDT's product, the GDx VCC, gives Carl Zeiss Meditec access to a customer group that was hitherto inaccessible with its existing product portfolio. This group mainly consists of doctors and optometrists who do not require the full range of examination options offered by Carl Zeiss Meditec's STRATUSOCT™ system. As the GDx VCC is a system specifically designed for the early detection, diagnosis and management of glaucoma, it is a perfect complement to the market presence of Carl Zeiss Meditec's STRATUSOCT™.

Acquisition of IOLTECH S.A., La Rochelle, France
With effect from 1 February 2005, Carl Zeiss Meditec AG acquired 62.7% of the shares in the French ophthalmic surgery specialist IOLTECH S.A. (IOLTECH) from its majority shareholder, Philippe Tourrette. The purchase price offered to Philippe Tourrette is based on a value of € 110 million for 100% of the IOLTECH shares, equivalent to € 91.78 per IOLTECH share. According to the sale and purchase agreement dated 16 December 2004, Carl Zeiss Meditec paid for 80% of Philippe Tourrette's shares in cash and 20% by issuing new Carl Zeiss Meditec AG

shares. This transaction accordingly increased the ordinary share capital of Carl Zeiss Meditec against contributions in kind by € 1,265,553, composed of 1,265,553 no-par-value shares. The issuing price of the new shares was set at € 10.90.

Subsequent to the initial acquisition, a takeover bid was made to the remaining IOLTECH shareholders for the period from 14 March to 5 April 2005. This bid proposed a cash payment to the same amount, i.e. € 91.80 for each IOLTECH share certificate. By the end of the takeover bid on 5 April 2005, Carl Zeiss Meditec had increased its holding in IOLTECH to a total of 87.1%. As of the balance sheet date on 30 September 2005, the holding had increased again to 87.2%. Carl Zeiss Meditec still intends to enact a complete takeover of this company. The exact holdings are presented in Figure 1 in the section entitled "1. Executive summary" in this management report.

The company, which is currently still listed on the *Second Marché* at the Paris Stock Exchange, specialises in the production and distribution of implants (intraocular lenses – IOL) and consumables for ophthalmic surgery.

The merger of Carl Zeiss Meditec AG with IOLTECH S.A., which has a complementary and competitive product portfolio, as well as a strong market position, particularly in Europe, offers considerable advantages to both parties. By extending its product range to the field of ophthalmic surgery (predominantly cataract surgery), Carl Zeiss Meditec now covers the entire spectrum – ranging from diagnosis and treatment, through to post-treatment for this disease. At the same time, the combination of the two companies' technological expertise brings new potential in the medium term for the development of innovative products. Both companies have an efficient sales organisation that will benefit from integration in future. In particular, this business combination will enable a targeted expansion of the global presence of IOLTECH products. On the whole, the takeover of IOLTECH is a key step in the implementation of the Company's strategy. It has doubled the size of the market segment now being addressed by Carl Zeiss Meditec in the field of ophthalmology. The ophthalmic surgery market segment also promises high growth rates and guarantees a direct link between sales and the treatment figures.

Capital increase subscribed for cash

On 10 May 2005 Carl Zeiss Meditec issued shares of its stock for cash by utilising its Authorised Capital I. Since this did not increase the share capital by more than 10%, shareholder subscription rights were excluded pursuant to Article 186 (3) sentence 4 AktG. In the course of this capital increase, in which the order book was closed prematurely due to the strong demand, the Company's share capital increased by € 2.8 million from € 29.7 million to € 32.5 million. In conformance with AktG requirements, the new share issuing price of € 14.30 was close to the market price. It was 4.7% below the turnover-weighted average of XETRA prices during the last ten days of trading prior to the capital increase. The shares were placed with institutional investors in Europe by way of an accelerated bookbuilding process.

The Company's net earnings from this transaction amounted to € 39.8 million. Following the acquisitions of IOLTECH S.A. and Laser Diagnostic Technologies, Inc., this step enabled Carl Zeiss Meditec to bolster its funding framework again.

In order to increase its free float, Carl Zeiss AG, as principal shareholder of the Company, had accepted a dilution of its shareholding and did not subscribe to any shares within the scope of this transaction. The total free float of Carl Zeiss Meditec thus increased to approximately 35%.

The capital increase was entered in the commercial register at Gera Local Court on 20 May 2005.

13. Net worth

a) Statement of net worth

The development of key items in the consolidated balance sheet as of 30 September 2005 compared to the balance sheet date of the previous year is presented in the following chart.

Figure 9 :
Structure of the consolidated balance sheet as of 30 September 2005 and 30 September 2004

(in €'000)


30.09.2005
30.09.2004
50,003
147,951
76,952
92,774
49,748
106,742
42,817
16,126
85,308
62,810
205,746
13,816
48,183
30,077
131,599
5,574
Consolidated balance sheet total: 367,680
Consolidated balance sheet total: 215,433
Assets
Cash and cash equivalents
Current assets (excluding cash)
Long-term assets (excluding goodwill)
Goodwill
Liabilities
Current liabilities
Non-current liabilities
Shareholders' equity
Minority interest

On the whole, it is evident that the most significant changes in the structure of Carl Zeiss Meditec's consolidated balance sheet to the previous year are primarily attributable to the external acquisitions of the two companies Laser Diagnostic Technologies, Inc. and IOLTECH S.A. The development of selected balance sheet assets and liabilities is discussed in more detail below.

Assets

Cash and cash equivalents

As of the balance sheet date 30 September 2005, Carl Zeiss Meditec held cash and cash equivalents of more than € 50.0 million (30 September 2004: € 49.7 million). The Group thus succeeded in keeping its cash and cash equivalents constant, in spite of its acquisitions. It should, however, be noted that Carl Zeiss Meditec had not yet fully completed the acquisition of the French ophthalmic surgery specialist IOLTECH S.A. as of the balance sheet date. If a price of € 91.80 per share is assumed for the remaining 12.8% of IOLTECH shares, this would result in an expected expense of €14.0 million (excluding additional costs). It should also be noted that the acquisition of the IOLTECH shares was financed with Carl Zeiss Meditec's cash and cash equivalents, by issuing new Carl Zeiss Meditec shares by way of a capital increase against contribution in kind, and by assuming a short-term loan from the Group Treasury of Carl Zeiss AG. As of the previous balance sheet date 31 March 2005, the respective balance of the Treasury loan stood at € 46.7 million. This loan was repaid in full in the third quarter of the current financial year by the net proceeds from the cash capital increase by Carl Zeiss Meditec on 10 May 2005, and by cash flows from operating activities. The acquisition of the US company LDT was financed by a long-term loan, likewise from the Group Treasury of Carl Zeiss AG. This is shown as a liability under "Long-term debt due to associated companies".

Trade accounts receivable

Trade accounts receivable increased year-on-year to € 55.8 million as of 30 September 2005 (30 September 2004: € 26.2 million). The main reasons for this increase include the receivables assumed within the scope of the acquisitions of IOLTECH and LDT and the increase in sales in the last quarter of the past financial year. For structural reasons, in particular IOLTECH's business with surgical implants and consumables has a greater volume of receivables than Carl Zeiss Meditec's equipment business. The IOLTECH takeover increased receivables by € 13.2 million. The integration of the surgery business in Japan also led to a year-on-year increase in receivables of € 7.1 million.

Accounts receivable from associated companies

This item decreased year-on-year from € 35.9 million as of 30 September 2004 to € 23.5 million as of the balance sheet date 30 September 2005. This is mainly attributable to Carl Zeiss Meditec significantly reducing its credit with the Carl Zeiss AG Group Treasury[8], due in particular to the acquisition of IOLTECH.

Inventories

Inventories showed an increase as of 30 September 2005 to € 53.7 million (30 September 2004: € 34.1 million). However – as announced in the third quarter of the current financial year – the Company also succeeded in simultaneously reducing this balance sheet item by the end of the financial year. As of 30 June 2005, inventories amounted to € 62.8 million.

The increase in Carl Zeiss Meditec's inventories is mainly attributable to its acquisitions and the preparation of market launches of new products. The acquisitions of IOLTECH and LDT alone increased inventories by € 13.4 million.

Goodwill and other intangible assets

The acquisition of the two companies IOLTECH and LDT yielded goodwill of € 64.6 million and € 12.1 million, respectively. The corresponding item in the consolidated balance sheet thus increased to € 92.8 million (30 September 2004: € 16.1 million). Intangible assets were also capitalised in both cases, in connection with the purchase price allocation required by US GAAP. This increased the balance sheet item "Other intangible assets" to € 28.3 million (30 September 2004: € 5.4 million). This is added to the intangible assets already capitalised by IOLTECH itself from its acquisitions amounting to € 4.8 million.

Liabilities

Accounts payable to associated companies

The increase in this item is attributable to a short-term loan to Carl Zeiss Meditec Co. Ltd., Tokyo, Japan, from Carl Zeiss Co., Ltd., Tokyo, Japan, which the former took out due to the attractive interest rates in Japan. The loan was used to finance the takeover of the surgical equipment business by Carl Zeiss Meditec Co., Ltd., which had become necessary for organisational reasons.

Accruals

As of 30 September 2005 this balance sheet item totalled € 35.9 million (30 September 2004: € 23.4 million). This increase of € 12.5 million is mainly attributable to the expansion of business. This leads in particular to an increase in accruals for personnel expenses and warranties. This item also includes accruals of IOLTECH amounting to € 3.7 million, as well as accruals for risks.

8 The Company invests cash and cash equivalents not required for operating activities with the Group Treasury of Carl Zeiss AG at customary market conditions. *These are entered in the balance sheet as "Accounts receivable from associated companies". This consolidated balance sheet item also contains trade accounts* receivable from Carl Zeiss AG distribution companies, which distribute the Company's products in countries where Carl Zeiss Meditec AG has no representation by its own Group companies.

Long-term debt due to associated companies

The liabilities-side item in the consolidated balance sheet "Long-term debt due to associated companies" relates to the acquisition of the American company Laser Diagnostic Technologies, Inc. To finance this acquisition Carl Zeiss Meditec took out a loan in US dollars from Carl Zeiss Financial Services GmbH (Group Treasury of Carl Zeiss AG).

Non-current deferred taxes

Deferred tax liabilities increased by € 8.0 million to € 8.6 million (30 September 2004: € 0.6 million), due to the capitalisation of non-tax-deductible intangible assets within the scope of the purchase price allocation for the two acquired companies IOLTECH and LDT. Another effect is the formation of deferred tax liabilities on certain retained earnings of subsidiaries which will be distributed to the parent company within the Group.

Minority interests

The increase in this item in the consolidated balance sheet of Carl Zeiss Meditec is primarily due to the not yet completed takeover of IOLTECH S.A. and to the expansion of business of the Company's Japanese subsidiary, Carl Zeiss Meditec Co., Ltd.

Shareholders' equity

The share capital of Carl Zeiss Meditec increased from € 28.4 million as of 30 September 2004 to € 32.5 million as of 30 September 2005. This was attributable to the € 1.3 million capital increase against contribution in kind in the course of majority takeover of IOLTECH S.A. and to the further € 2.8 million cash capital increase performed by the Company on 10 May 2005. The amount of € 37.0 million in excess of the nominal value of the new shares arising from the cash capital increase, and the amount of € 15.3 million in excess of the nominal amount arising from the capital increase against contribution in kind were allocated to additional paid-in capital, which thus amounts to € 141.7 million.

There will be a reduction in retained earnings if the Supervisory Board and the forthcoming Annual General Meeting of Carl Zeiss Meditec approve the Management Board's proposal for the utilisation of profits. This proposes paying as a dividend to the shareholders a portion of the net retained earnings generated by Carl Zeiss Meditec AG, Jena, as shown in the single-entity financial statements (HGB) as of 30 September 2005, which amount to € 20.2 million as of this balance sheet date. The proposed dividend per share is € 0.16.

Treasury stock
As of 30 September 2005 treasury stock held by the parent company had decreased by € 174,000 to € 4,000. In accordance with the authorisation granted to the Management Board of Carl Zeiss Meditec AG by the Annual General Meeting on 19 March 2004, the Company issued employee shares to employees of Carl Zeiss Meditec AG and its wholly owned subsidiaries at the beginning of 2005.

b) Key figures on net worth

The balance sheet structure of the Carl Zeiss Meditec Group was altered in particular by the acquisitions of IOLTECH and LDT, but is still considered as solid. The Group's equity ratio, for example, decreased only slightly year-on-year from 61.1% to 56.0%.

The rise in net debt is attributable to the increase in liabilities. This is partly due to the acquisitions, but another cause was the successful development of business in the reporting period. For example, a loan was taken out to finance the LDT takeover, and in the course of this expansion of business the respective accruals for personnel expenses and warranties increased. Another reason for the increase in net debt was the outflow of cash and cash equivalents in the course of the acquisition of IOLTECH.

The increase in the days of sales outstanding (DSO) is attributable to IOLTECH's incorporation into the companies consolidated within the Group. Due to the structure of this business the DSO key figure is significantly higher at IOLTECH than at Carl Zeiss Meditec.

Table 1 :
Key figures on net worth as of 30 September 2005 and 2004

(in €'000)

Key figure	Definition	30.09.2005	30.09.2004	Change
Equity ratio	Shareholders' equity / Balance sheet total	56.0%	61.1%	-5.1%-points
Net debt	Liabilities ./. Cash and cash equivalents ./. Accounts receivable from Group Treasury of Carl Zeiss AG	80,884	1,160	N/A
Net financial debt[9]	Interest-bearing liabilities ./. Cash and cash equivalents ./. Accounts receivable from Group Treasury of Carl Zeiss AG	(14,794)	(45,827)	+67.7%
Rate of inventory turnover	Cost of goods sold / Average inventories	3.9	3.5	+11.4%
Days of sales outstanding (DSO)	Trade accounts receivable / Consolidated sales x 360 days	69.0 days	53.3 days	+29.5%

9 Negative sign means credit

14. Financial position

a) Statement of financial position

Figure 10:
Summary of key figures in the consolidated cash flow statement

(in €'000)


39,438
31,597
(108,546)
(6,722)
68,885
(18,865)
255
4,733
Financial year 2004/2005
Financial year 2003/2004
Change in cash and cash equivalents
Cash flow from financing activities
Cash flow from investing activities
Cash flow from operating activities

Cash flow from operating activities

The Carl Zeiss Meditec Group again increased its cash flow from operating activities over the previous year in financial year 2004/2005. At € 39.4 million, this item was up by almost one quarter (24.8%) on the previous year's figure (€ 31.6 million). This increase is primarily attributable to the substantial rise in net income for the year. The adjustment for non-cash depreciation and amortisation – resulting, among other things, from the purchase price allocation within the scope of the Company's acquisitions, and the increase in property, plant and equipment, also due to the acquisitions – had a positive influence on the development of this key figure relating to the Company's financial position. The increase in trade accounts receivable, in particular, had a curbing effect on cash flow. This is attributable to the increase in sales volume at the end of the reporting period, including in Japan and the USA. Inventories increased over the course of financial year 2004/2005 by € 3.3 million, reducing operative cash flow by the same amount. Nevertheless, this balance sheet item fell significantly – as announced – compared to the third quarter of the reporting period.

Cash flow from investing activities

In particular the acquisitions of IOLTECH and LDT led to a substantial increase in investment in the reporting period: expenditure on investment activities totalled € 99.4 million as of the balance sheet date 30 September 2005. Transferred cash and cash equivalents are included in this amount. Investments in property, plant and equipment increased slightly year-on-year to € 3.1 million (previous year: € 2.8 million). Overall, cash flow from investing activities in financial year 2004/2005 stood at € -108.5 million compared to € -6.7 million in the previous year.

Bookmarks
Contents

Cash flow from financing activities

Cash flow from financing activities amounted to € 68.9 million in financial year 2004/2005 (previous year: € -18.9 million). Besides a long-term loan to finance the LDT acquisition, the most significant items in this respect include the net proceeds of € 39.8 million from the Company's cash capital increase on 10 May 2005.

Change in cash and cash equivalents

Due in particular to Carl Zeiss Meditec's acquisitions, cash and cash equivalents increased only marginally year-on-year by € 0.3 million (previous year: € 4.7 million).

b) Key figures relating to financial position

The following key figures relating to the Company's financial position are primarily influenced by the company acquisitions made by Carl Zeiss Meditec in the reporting period. In particular the increase in net working capital reflects the acquisition-related rise in trade accounts receivable and inventories.

Table 2: Key figures relating to financial position as of 30 September 2005 and 2004

(in €'000)

Key figure	Definition	30.09.2005	30.09.2004	Change
Cash and cash equivalents	Cash at bank and in hand	50,003	49,748	+0.5%
Net cash and cash equivalents	Cash at bank and in hand + Accounts receivable from group treasury of Carl Zeiss AG ./. Interest-bearing liabilities	14,794	48,827	-69.7%
Net working capital	Current assets ./. Cash and cash equivalents ./. Accounts receivable from group treasury of Carl Zeiss AG ./. Current liabilities	45,412	31,207	+45.5%
Working capital	Current assets ./. Current liabilities	112,646	108,307	+4.0%

Table 3: Key figures relating to financial position in financial years 2004/2005 and 2003/2004

Key figure	Definition	Financial year 2004/2005	Financial year 2003/2004	Change from previous year
Cash flow per share	Cash flow from operating activities / Weighted average number of shares outstanding	€ 1.30	€ 1.11	+17.1%
Capex ratio	Cash flow from investments in property, plant and equipment / Consolidated sales	0.9%	1.2%	-0.3%-points

15. Investments

As already described in section "14. Financial position, a) Statement of financial position", the acquisitions of IOLTECH S.A. and Laser Diagnostic Technologies, Inc. were the Group's main investments in the period under review. In absolute terms, the value of investments in property, plant and equipment was slightly higher than in the previous year, increasing from € 2.8 million in financial year 2003/2004 to € 3.1 million in financial year 2004/2005. Seen as a ratio of consolidated sales (Capex ratio), however, investments in property, plant and equipment decreased to 0.9% (previous year: 1.2%).

16. Earnings position

a) Statement of earnings

Table 4 :
Summary of key ratios
in the consolidated income statement
for the financial years 2004/2005
and 2003/2004

(in €'000)

€'000	Financial year 2004/2005	Financial year 2003/2004	Change
Sales	323,672	234,878	+37.8%
Sales based on constant currency exchange rates and excluding the acquisitions of IOLTECH and LDT	284,994	234,878	+21.3%
Gross margin	47.1%	46.4%	+0.7%-points
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	45,565	31,731	+43.6%
Earnings before interest and taxes (EBIT)	36,600	26,326	+39.0%
EBIT margin	11.3%	11.2%	+0.1%-points
Consolidated net income	17,139	12,610	+35.9%
Earnings per share (in €)	0.56	0.44	+27.3%

Compared to the previous year, sales of the Carl Zeiss Meditec Group increased substantially in financial year 2004/2005 by 37.8% to € 323.7 million (previous year: € 234.9 million). This is attributable to both organic growth within the Group and to the acquisitions made during the period under review. Assuming the same currency exchange rates as in the previous year, and adjusted for the external acquisitions of IOLTECH and LDT, consolidated sales would have amounted to € 285.0 million, corresponding to a year-on-year increase of 21.3%.

Gross profit on sales

Carl Zeiss Meditec improved its gross margin yet again compared to the previous year. It amounted to 47.1% in financial year 2004/2005 after 46.4% the previous year. This increase is again attributable to the further optimisation of the product mix being marketed, i.e. the share of innovative and efficient systems in consolidated sales increased again. Carl Zeiss Meditec is also working continuously on further optimising its manufacturing costs.

Functional costs

Functional costs increased year-on-year from € 83.7 million to € 116.3 million. This development can be broken down as follows:

- **Marketing and sales:** Marketing and selling expenses increased year-on-year from € 47.1 million to € 67.4 million. This corresponds to 20.8% of consolidated sales (previous year: 20.1%). The increase in expenditure in this area is due, among other things, to the expansion of business. The development of expenses in this area was also affected by the expansion of direct sales during the course of the IOLTECH acquisition and by the reorganisation and expansion of distribution in the USA within the scope of the LDT takeover. It should also be noted that costs of marketing surgical systems in Japan were not included in the previous year.
- **Research and development:** Research and development expenses accounted for 9.9% of consolidated sales in the period under review (previous year: 10.6%). Absolute expenses (after subsidies), however, increased to € 32.0 million (previous year € 24.9 million). This is attributable, among other things, to the fact that almost all of the development team of the acquired company Laser Diagnostic Technologies, Inc. was taken over by Carl Zeiss Meditec. The number of research and development staff employed by the Carl Zeiss Meditec Group also increased as a result of the IOLTECH acquisition.
- **Administration:** General and administrative expenses increased in financial year 2004/2005 to € 16.9 million (previous year: € 11.7 million). This corresponds to 5.2% of consolidated sales (previous year: 5.0%) and is mainly attributable to consulting services employed and integration costs in connection with the acquisitions.

Development of earnings

Earnings before interest, taxes, depreciation and amortisation (EBITDA) were adjusted, among other things, for the amortisation of intangible assets capitalised in the course of the purchase price allocation (PPA) in connection with the IOLTECH and LDT acquisitions. Compared to the previous year (€ 31.7 million), EBITDA increased by 43.6% to € 45.6 million. The EBITDA margin was thus 14.1% (previous year: 13.5%).

There was also a significant improvement in **earnings before interest and tax (EBIT)**, which include the above-mentioned depreciation and amortisation. In financial year 2004/2005 EBIT amounted to € 36.6 million (previous year: € 26.3 million). The EBIT margin improved slightly by 0.1 percentage points to 11.3% (previous year: 11.2%).

The **tax ratio** in financial year 2004/2005 was 39.1% – the same as the previous year.

Due to the Company's good operating performance and the tax relief in the USA, Carl Zeiss Meditec increased its consolidated net income by more than one third year-on-year in the period under review. It amounted to € 17.1 million after € 12.6 million in financial year 2003/2004. This corresponds to an increase of 35.9%. In spite of the increased number of shares in the reporting period, Carl Zeiss Meditec also achieved substantial growth in its earnings per share. Earnings per share rose approximately 27.3% from € 0.44 in the previous year to € 0.56.

b) Key figures relating to earnings position

One reason for the development of key earnings ratios compared with the previous year can be seen in the Company's acquisitions. When determining these key figures[10], the operative performance of the companies is only considered on a proportionate basis, i.e. from the date of acquisition, while the respective book values are immediately incorporated in full into the calculation.

Figure 11 : Development of key ratios relating to earnings position in the financial years 2004/2005 and 2003/2004


5.3%
5.4%
8.3%
9.6%
4.7%
5.9%
23.3%
27.6%
Financial year 2004/2005
Financial year 2003/2004
Return on capital employed (ROCE, EBIT/average capital employed)
Return on assets (RoA, consolidated net income/total assets)
Return on equity (Consolidated net income/Shareholders' equity)
Return on sales (Consolidated net income/consolidated sales)

10 Exception: Return on sales

Risk report

1. Risk management system

Within the scope of its operating activities, the Carl Zeiss Meditec Group is naturally exposed to numerous risks that are inextricably linked to business.

Risk management at Carl Zeiss Meditec is an integral part of corporate management and is based on three main pillars:

- **Risk management system:** In order to be able to identify and evaluate risks in good time and take the appropriate countermeasures, the Group has set up a risk management system. An important component of this is a database-assisted software solution, which is used to regularly record, systematise and evaluate risks, their estimated probability of occurrence and their potential for damage.
- **Controlling instruments:** Complementary to the risk management system, the Controlling department at Carl Zeiss Meditec uses key figures to regularly and promptly inform the Management Board, the Managing Directors of the subsidiaries and all responsible decision-makers within the Carl Zeiss Meditec Group about any emerging risks.
- **Certified quality management:** A further critical component is the Group's certified quality management (see also: Business Report, "8. Quality management"). Clearly structured and documented processes within the scope of quality management ensure not only transparency, but in most markets they are now a prerequisite for marketing medical products. The quality assurance system employed by Carl Zeiss Meditec has been certified by *DQS GmbH Deutsche Gesellschaft zur Zertifizierung von Managementsystemen* and conforms to the US standard for Good Manufacturing Practice (GMP), 21 C.F.R. part 820, QSR. A major objective of this certified process is risk prevention.

The risk management system is an integral part of the Group's overall controlling and reporting process and ensures the systematic recording and evaluation of risks. It also ensures that relevant information is forwarded immediately to the responsible decision-makers.

The main features of this system are as follows:

- Under the direction of a central risk manager, the responsible staff at the different sites regularly examine processes, operations and developments for existing risks.
- Risk identification and evaluation using standardised risk matrices.
- Regular risk reports are sent to the Management Board, the Managing Directors of the subsidiaries and other decision-makers within the Group based on specified thresholds for relevant risks and in accordance with the classification using the risk matrices.
- On this basis, appropriate steps are taken to avoid identified risks and reduce the probability of occurrence or potential financial damage of such risks.

As with internal reporting, the risk management system is also regularly subjected to an internal audit. This audit was a constituent part of the annual audit by the certified auditor.

2. Market and competition

Competition on the medical technology market in general and in ophthalmology in particular will continue to increase. There is therefore a fundamental risk that Carl Zeiss Meditec may not react – compared to its competitors – to market developments in good time with new products and adaptations of existing products. This could have negative consequences for the Company's net worth, financial position and earnings, and could also lead to a deterioration of its market position.

Carl Zeiss Meditec actively counters this risk by making substantial investments in the field of research and development, as well as in the upstream areas of Market Intelligence, New Business Development and Advanced Technologies.

Government intervention in the health care system could also have a negative impact on the Group's sales volume and earnings situation. This is primarily a risk in countries in which ophthalmic treatments financed by compulsory health insurance schemes play a major role. If budgets were to be cut, or if the reimbursement of costs were to be denied for certain types of treatment, this could have a negative impact on the net worth, financial position and earnings of the Carl Zeiss Meditec Group.

Additional risk potential exists in the event of further deterioration of the economic situation, particularly in the Group's key markets. This could become a factor, particularly for privately funded medical applications such as refractive surgery: the risk in this case is a potential drop in the creditworthiness of the Company's customers or in the demand for its products. The potential loss of sales and bad debt could have a negative impact on the net worth, financial position and earnings of Carl Zeiss Meditec.

The Carl Zeiss Meditec Group generates a considerable portion of its sales revenues in the USA, thus impaired economic development or a worsening of other general conditions in this, the largest market for medical technology, could have a negative effect on the achievement of sales and earnings targets.

3. New technology and products

The development of medical technology in general and – in this connection – especially the field of ophthalmology, is extremely dynamic. New scientific findings can lead to shorter development and product cycles. Such findings may have a negative impact on existing and new methods and products, which are the pillars of the Group's business success.

The success of the Carl Zeiss Meditec Group is determined to a great extent by the development of innovative products for ophthalmology, the early recognition of the latest technology trends and the conversion of these into appropriate products. Should the Group lose the pulse of technological developments on the market, react too late to major technological advancements, or fail to identify a market trend in good time or at all, this could have a negative impact on its competitive position.

Carl Zeiss Meditec is actively countering this risk, however, with the measures shown "1. Risk management system".

4. Potential reduction in public subsidies

In past financial years and in the current financial year, the Carl Zeiss Meditec Group has regularly received public funds to support its research and development projects. The Group is not certain whether the proportion of public funding in its research and development expenses will regularly be at the same level in future as in past years. Furthermore, the possibility cannot be ruled out that the influx of funds from public subsidies may be lower in future than currently assumed by the Group, if, for example, public subsidies were to be cut or subsidy practices were to be otherwise curtailed. Should there be a fall in subsidies, this could have a negative impact on the Group's financial position and earnings.

5. Approval of products

There are strict approval regulations in the medical technology and health care sectors that vary from country to country. Denied or delayed regulatory approval of the Company's products could have a negative impact on the future sales and earnings of the Carl Zeiss Meditec Group.

There is no guarantee that the Group's numerous product registrations will continue to be valid in the future, or that they will be renewed or obtained in good time to enable new products to be launched ahead of the competition. Nor can it be ruled out that the registration requirements will become more stringent in future. This could have negative consequences for the net worth, financial position and earnings of the Carl Zeiss Meditec Group.

In order to be able to identify such developments in good time and react appropriately, the Company keeps a close eye on developments in this area and monitors approval procedures in great detail within the scope of its quality management system.

6. Dependence on suppliers

Our increasingly close cooperation with suppliers – the result of general cost pressure and the complexity of the components delivered – means that we are more mutually dependent on one another. This could have negative implications for the production, sales and the quality of the Group's products.

Carl Zeiss Meditec protects itself from this risk as far as possible by qualifying its suppliers, identifying secondary suppliers and setting up a strategic procurement plan.

7. Patents and intellectual property

The Carl Zeiss Meditec Group is not aware of any material violations of patent rights or other industrial property rights of third parties. The possibility of a third party asserting claims against the Group in future for the violation of industrial property rights cannot, however, be ruled out. A violation of this kind could result in a delay in the delivery of products. In the event of a negative outcome of such proceedings, the Group may be obliged to enter into fee or licensing arrangements. There is a risk of such copyright or licensing agreements not being available, or only being available on unacceptable terms. A lawsuit against Carl Zeiss Meditec AG or one of its subsidiaries due to the violation of industrial property rights could therefore have a negative impact on the Group's net worth, financial situation and earnings.

The competitiveness of the Carl Zeiss Meditec Group continues to depend on the security of its technological innovations. In order to safeguard such innovations the Group acquires patents for its own and third-party inventions, and takes measures to protect its business secrets. The expiration of industrial property rights or patents may result in the appearance of new competitors on the market or strengthen the position of already existing competitors.

In order to avoid the aforementioned litigation, the Group regularly analyses patents and patent applications in the relevant fields.

8. Protection against the loss of confidential data

The Group has established numerous mechanisms for the protection of confidential data in the area of IT solutions. Nevertheless, breaches of security and the loss of this data cannot be completely ruled out. This could have an adverse effect on the competitive position of the Group.

9. Product liability risk

Some products of the Carl Zeiss Meditec Group, which are used in medical treatments, have an inherent risk of causing injury to the patient due to malfunction. Even if all reasonable quality control measures are taken and all legal provisions are complied with, this risk cannot be completely excluded. Although no significant product liability claims have been made against the Group to date, no guarantee can be given that the Carl Zeiss Meditec Group will not be faced with such claims in the future.

The Group has taken out product liability insurance to cover itself against possible product liability claims. Potential product liability claims brought against the Group in the USA pose a particular risk, since the damages awarded by the courts there can be quite substantial. It cannot be completely ruled out that the Group's existing insurance cover may not be sufficient for potential claims in the USA.

10. Subsidiaries

The Carl Zeiss Meditec Group is indirectly exposed to the respective risk environment of its subsidiaries. Relations with its subsidiaries can result in statutory and contractual liabilities.

11. Goodwill

The goodwill disclosed in the consolidated balance sheet, resulting from the acquisition of the former Asclepion-Meditec AG by Carl Zeiss Ophthalmic Systems AG, and the takeover of the former hiko medical communication GmbH, the US company Laser Diagnostic Technologies, Inc., and from the majority acquisition (87.2%) of the French company IOLTECH S.A., is not subject to scheduled amortisation, but will instead be regularly tested for impairment in annual impairment tests pursuant to SFAS 142. An impairment test carried out in the period under review did not give any indication of impairment of the assets allocated to this balance sheet item. Based on business development, the Group is also anticipating positive results from future tests. It cannot, however, be completely ruled out that the Group's net worth, financial position and earnings will deteriorate permanently in the future. For example, it is possible that the integration of IOLTECH into the Carl Zeiss Meditec Group, which has been running quite smoothly to date, may not be completed successfully. This would affect the amount of goodwill to be recorded at the balance sheet.

12. Legal risks

The Company is currently a defendant in a lawsuit filed by a dermatological laser distributor of the former Asclepion for lost earnings. The Company is also a defendant in a pending cost reimbursement claim filed by the insolvency administrator of the former Asclepion distribution partner U.S. Medical, Inc., also in the field of dermatological lasers. The Group has taken adequate precautionary measures for the time being by setting up accruals.

A risk exists with respect to an agreement between the US Group company Carl Zeiss Meditec, Inc., and the Israeli company Notal Vision Ltd. concerning the product Preview PHP™. The agreement between the two companies grants to Carl Zeiss Meditec exclusive marketing rights to the PreviewPHP™ system, insofar as this system adequately meets the latter's requirements and the requirements of the market. In addition, Carl Zeiss Meditec has undertaken to purchase minimum quantities of the PreviewPHP™ system. It is, however, required from both, Carl Zeiss Meditec, Inc. and the market, that a number of technical improvements are necessary to make the system more user-friendly. As a result, Carl Zeiss Meditec, Inc. has not yet been able to fully meet the agreed minimum purchase obligations. The total risk until the expiry of the contract (31 December 2006) is equivalent to € 6.6 million. Carl Zeiss Meditec is, however, optimistic that it will be able to reach a reasonable compromise with regard to the technical modifications that need to be carried out, which should make it considerably easier to market PreviewPHPTM in future. At the present time, therefore, the Company assumes that the contractual purchase obligations need not be met if the systems remain with their current technical specifications, since they are presently not marketable. Accordingly, no additional accruals were set up for this residual risk of loss.

13. Other disclosures in accordance with Art. 315 (2), No. 2 HGB

As a matter of principle, price change risks cannot be ruled out. However, Carl Zeiss Meditec counters these risks by focusing on product innovations and optimising its manufacturing costs. The success of these measures is particularly reflected in the development of the gross margin. This increased by 0.7 percentage points year-on-year from 46.4% to 47.1%.

Potential risks arising from the loss of trade accounts receivable are minimised by an active accounts receivable management system. The Company also regularly sets up adequate accruals to cover such risks. On the whole, however, this risk can be regarded as a limited risk. The ratio of value adjustments of trade accounts receivable to consolidated sales was 3.0% in the year under review (previous year: 5.1%).

The financial situation of Carl Zeiss Meditec can be considered as stable. Cash and cash equivalents amounted to € 50.0 million as of the balance sheet date 30 September 2005. These are added to credit of € 17.2 million, expressed as receivables from the Group Treasury of Carl Zeiss AG (see "13. Net worth" for further information). The Group also generated cash flow from operating activities of € 39.4 million in the period under review. There are therefore no liquidity risks at the present time.

The Company is not subject to any significant fluctuations in cash flow that would result, for example, from a distinct seasonality of the business.

As a company with global operations, Carl Zeiss Meditec is exposed to the risk of currency rate fluctuations and has entered into currency forward contracts to hedge against its exchange risks based on planned transactions in foreign currencies. Such contracts generally cover a period of less than one year. The fair value of forward currency contracts is calculated based on the average spot exchange rate as of the balance sheet date, adjusted for forward premiums and discounts for the respective residual term of the contract, compared to the contracted forward exchange rate. As of 30 September 2005 Carl Zeiss Meditec had currency forward contracts with a total nominal value of € 2.3 million and capitalised book values of € 56,000, which correspond to the fair values.

Research and development report

1. General information

Carl Zeiss Meditec invested a total of € 32.0 million in research and development (R&D) in financial year 2004/2005. The corresponding figure for the previous year was € 24.9 million. These expenses include subsidies of € 0.9 million and € 1.0 million, respectively. The increase in the absolute values is attributable, among other things, to the fact that almost all of the development team of the acquired company Laser Diagnostic Technologies, Inc. was taken over by Carl Zeiss Meditec. The number of research and development staff employed by the Carl Zeiss Meditec Group also increased as a result of the IOLTECH acquisition. Research and development expenditure accounted for 9.9% of consolidated sales (previous year: 10.6%).

As of 30 September 2005, 214 employees (17.8% of all employees) throughout the Group were working in R&D (previous year: 162, 20.4%).

2. Focal points of research and development activities

The activities of Carl Zeiss Meditec can be split into four main areas. The first focal point is the **continuous advancement of the existing product portfolio.** The focus here is above all on further enhancing the benefit to the customer of individual products. Added efficiency and new fields of application for the daily use of the systems are to be developed for physicians. For patients, this means further improvements in diagnostic and treatment results. Another focal point is the **development of new products based on exclusively available basic technologies**. The aim is to use basic technologies available to Carl Zeiss Meditec to systematically expand the existing product range with new devices and systems. The third focal point is the **combination of diagnosis and treatment**. The closer interconnection between diagnosis, treatment and post-treatment will play an increasingly important role in research and development activities in the medium term, particularly with respect to the expansion of the product portfolio in the field of ophthalmology in the course of the IOLTECH takeover. For example, the individual process steps in ophthalmic operations (primarily cataract surgery) are to be increasingly better coordinated. In addition, innovative diagnostic systems and intraocular lenses[11] shall enable new treatment options in future, such as the correction of vision defects, for example. The fourth focal point is the **networking of systems and devices**. This primarily software-based network aims to make processes run more efficiently and to improve diagnosis and treatment for both physicians and patients.

11 Artifical lense which replaces the opaque natural lens in cataract surgery

The clinical study of the refractive laser MEL 80™ was a focal point of research and development activities in the USA. This has now been concluded.

Carl Zeiss Meditec also systematically and continually investigates the application of new technologies so that it can continue to offer its customers innovative solutions in future to assist them with their daily work. One example of this is the development of an ultra-short pulsed laser (femtosecond laser) for refractive surgery. Considerable progress was made with this project in the period under review.

3. Projects

Focus	Activities
Continued development of existing product portfolio	- IOLMaster®: New software interface and significantly improved user-friendliness of system; preparation of a Japanese software version; modernisation of hardware; preparation for the inclusion of IOLTECH intraocular lenses in the system database. - GDx VCC: Optimisation of treatment parameters
Development of new products	- Visante™ OCT: New system based on optical coherence tomography (OCT) for examining the anterior eye. - VISUCAM™ PRO^NM: Innovative fundus camera which allows the fundus of the eye to be examined in minute detail, without using mydriatics to dilate the pupils - CRS Master™ II: Superior planning platform for refractive surgery; the integration of topography data based on a new algorithm yet again significantly increases the value of the Excimer-Laser Mel 80™. All products, including the revised IOLMaster®, were presented on the global market in financial year 2004/2005 or immediately thereafter.
Networking of systems and devices	- Software solutions for integrating devices and systems into existing networks: VISUPAC™ 4.2 and 4.3 - Preparation of a demo version of networking solutions for various CZM devices with patient management systems for the IHE Showcase in Chicago. - Development work relating to the ability of individual devices to be networked - Active cooperation in the international standardisation committee

■ Bookmarks
▸ Contents

Supplementary report

No events of particular significance occurred after the balance sheet date 30 September 2005.

Forecast

1. General economic conditions

The German Institute for Economic Research ("DIW") expects global real gross domestic product ("GDP") to increase in 2006 at around the same rate as in 2005. This forecast is based on the assumption of largely constant oil prices and exchange rates, and on the retention of a neutral fiscal policy. The economic research institutes are, however, anticipating a cautious tightening of monetary policy and an increase in long-term interest rates; therefore, monetary conditions will gradually become less of a stimulus for the economy. The DIW predicts that the dynamic economic growth in East Asia and emerging markets that export raw materials to remain high in 2006, despite a slight downturn; the regional differences in growth are expected to decrease slightly.[12]

GDP in the USA is expected to increase by 3.3% in 2006 (2005: 3.6%); GDP in Japan is expected to rise 2.5% (2005: 2.3%). The economic predictions of the DIW for these economic regions are still more favourable than those for the euro-zone, where growth of 2.1% has been forecast for GDP.[13] In Germany, the DIW is forecasting a slight revival of private consumption in 2006. The German economy will again be bolstered in particular by exports, although these are expected to lose some of their momentum in the second half of the coming year due to a sagging global economy. The DIW expects investment confidence to pick up slightly in 2006. The reason for this is believed to be the continuous expansion of capacity, since the Company's sales prospects in export markets and financial conditions continue to be favourable.[14]

12 Cf. ibid., p. 610f
13 Cf. ibid., p. 611
14 Cf. ibid., p. 645-663

2. Strategy

There are three main pillars to Carl Zeiss Meditec's strategy. The first is the continuous advancement of the existing product portfolio and the development of new products. With regard to innovation and quality requirements, medicine, particularly ophthalmology, will have to make a substantial contribution to treating diseases. A necessary prerequisite in this respect – and one which is crucial to remaining competitive – is all-round technological and application expertise.

The acquisition of Laser Diagnostic Technologies, Inc. (LDT) is one example of the concept behind the second pillar of Carl Zeiss Meditec's strategy: targeted growth in the traditional markets through the acquisition of providers specialising in interesting products or technologies. The acquisition of the American glaucoma specialist LDT enabled the Group to further enhance its position in the market segment of glaucoma diagnosis. The successful integration of this company's sole product into the global sales channels brings with it additional opportunities for growth.

Our entry into neighbouring and addressable market segments, and our systematic development of these, is another component of the growth strategy of Carl Zeiss Meditec. The takeover of French ophthalmic surgery specialist IOLTECH S.A. is the most significant milestone so far in this respect. IOLTECH specialises above all in the production and distribution of implants and consumables for ophthalmic surgery. In IOLTECH the Company has found an ideal partner for tapping the highly lucrative ophthalmic surgery market. The IOLTECH acquisition will promote the future expansion of our position in the market segment for ophthalmic implants (intraocular lenses) and related surgical consumables. Above all, the combination of both companies' expertise brings new opportunities for developing and marketing innovative products.

3. Outlook

In financial year 2004/2005 the Carl Zeiss Meditec Group successfully laid the foundations for continued profitable growth in the future. At the same time, developments in the period under review prove that Carl Zeiss Meditec is in a position to make important investments and simultaneously improve its earnings situation. This should enable us to achieve our still undisputed goal of doubling sales by the end of financial year 2007/2008. Earnings capacity (gross and EBIT margin and return on sales) are expected to improve continually. The gross margin is expected to be around 50% in financial year 2007/2008; the EBIT margin is expected to be around 15%. Besides the opportunities described under 2. Strategy, additional growth potential is offered by the field of refractive surgery. As soon as the US approval procedures for the MEL 80™ refractive laser for the correction of vision defects are completed, we can begin marketing this system in the USA.

It is our opinion that the consolidated financial statements 2004/2005 of Carl Zeiss Meditec AG demonstrate again that our focus is on creating value. We will therefore – as in the past – strengthen our competitive position on the basis of internal and external growth. We believe the prospects are good – for our customers, shareholders and employees.

Jena, 22 November 2005





Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the
Management Board

James L. Taylor
Member of the
Management Board

Consolidated income statement

€'000	Notes	Financial year 2004/2005		Financial year 2003/2004	
			1.10.2004-30.09.2005		1.10.2003-30.09.2004
Sales	(2o) (23)		323,672		234,878
Costs of goods sold	(2q)		(171,262)		(125,877)
Gross profit			152,410		109,001
Marketing and selling expenses			(67,412)		(47,123)
General and administrative expenses			(16,895)		(11,699)
Research and development expenses		(32,868)		(25,874)	
minus government grants received	(2t) (15)	888	(31,980)	977	(24,897)
Other operating income/(expense), net			186		252
Foreign currency gains/(losses), net	(2b) (2l)		291		792
Earnings before interest, taxes, depreciation and amortisation			45,565		31,731
Earnings before interest result and income taxes			36,600		26,326
Interest income/(expense), net			(2,071)		(1,164)
Appreciation, depreciation and valuation adjustments on financial assetss			-		(69)
Earnings before income taxes			34,529		25,093
Income tax expense	(22)		(13,494)		(9,812)
Minority interests	(21)		(3,896)		(2,671)
Net income			[illegible]		12,610
Earnings per share (€)	(2s)		[illegible]		0.44
Average number of shares outstanding					
Basic			[illegible]		28,402,339

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

Consolidated balance sheet

€'000	Notes	30.09.2005	30.09.2004
Assets			
Current assets:			
Cash	(2d)	50,003	49,748
Trade accounts receivable, net of allowances of € 9.630m (prev. year: € 12.032m)	(2e) (5)	55,819	26,243
Accounts receivable from associated companies	(4)	23,459	35,915
Inventories	(2f) (7)	53,744	34,126
Prepaid expenses		2,597	1,831
Deferred income taxes	(2n) (22)	9,068	7,419
Other assets	(6)	3,264	1,208
Total current assets		197,954	156,490
Property, plant and equipment, net	(2g) (8)	29,755	24,070
Goodwill	(2h) (3)	92,774	16,126
Other intangible assets, net	(3) (9)	28,262	5,383
Other long-term accounts receivable, net of allowances of € 71,000 (prev. year: € 12,000)	(5)	212	393
Shareholdings		362	-
Loans	(10)	1,910	2,871
Deferred income taxes	(2n) (22)	16,352	10,068
Other long-term assets		99	32
Total assets		[illegible]	215,433

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

€'000	Notes	30.09.2005	30.09.2004
Liabilities and shareholders' equity			
Current liabilities:			
Current portion of long-term debt	(14)	505	198
Current portion of capital lease obligations	(17)	1,031	656
Trade accounts payable		19,241	10,592
Accounts payable to associated companies	(4)	13,474	5,072
Income taxes payable		6,570	2,779
Advanced payments received and deferred income		5,429	4,670
Deferred income taxes	(2n) (22)	890	108
Accrued expenses	(11) (13)	33,900	22,161
Other current liabilities	(12)	4,268	1,947
Total current liabilities		85,308	48,183
Accruals for pensions	(13)	2,014	1,270
Long-term debt, net of current portion	(14)	4,432	4,644
Long-term debt due to associated companies		21,577	-
Capital lease obligations, net of current portion	(17)	24,895	22,775
Long-term deferred income		1,100	682
Deferred income taxes	(2n) (22)	8,566	563
Other liabilities		226	143
Total liabilities		148,118	78,260
Minority interests	(21)	13,816	5,574
Shareholders' equity:			
Share capital, split into 32,523,844 ordinary shares with an imputed nominal value of € 1.00 each	(20)	32,524	28,417
Additional paid-in capital	(20)	141,719	89,433
Retained earnings	(20)	41,138	24,642
Accumulated other comprehensive loss	(2r) (20)	(9,631)	(10,715)
Treasury stock	(20)	(4)	(178)
Total shareholders' equity		[illegible]	131,599
Total liabilities and shareholders' equity		[illegible]	215,433

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

■ Bookmarks
▸ Contents

Consolidated cash flow statement

€'000	Notes	Financial year 2004/2005	Financial year 2003/2004
		01.10.2004-30.09.2005	01.10.2003-30.09.2004
Cash flow from operating activities:			
Net income		17,139	12,610
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:			
Minority interest	(21)	3,896	2,671
Depreciation and amortisation		8,965	5,405
Amortisation of financial assets		-	69
Losses/gains on disposal of fixed assets		117	121
Deferred taxes		2,106	1,304
Change in working capital:			
Trade accounts receivable	(2e)(5)	(6,136)	3,156
Inventories	(7)	(3,273)	4,846
Prepaid expenses and other current assets	(6)	(250)	862
Trade accounts payable		5,703	648
Accrued tax expenses		3,065	(3,659)
Other accrued expenses and liabilities	(11)(12)(13)	8,025	3,811
Deferred income		81	(247)
Total adjustments		22,299	18,987
Net cash provided by operating activities		39,438	31,597
Cash flow from investing activities:			
Change of restricted cash		-	850
Purchase of property, plant and equipment		(3,064)	(2,825)
Purchase of intangible assets		(1,109)	(579)
Proceeds from sale of property, plant and equipment		544	83
Repayment of loans and disposal of shareholdings		1,318	1,500
Payments from issue of loans		-	(1,646)
Proceeds from the disposal of discontinued operations		-	1,665
Acquisition of the surgical business in Japan	(3)	(6,841)	-
Acquisition of companies, net of cash acquired (2004/2005: LTD: € 22.468m, IOLTECH: € 76.926m 2003/2004: Carl Zeiss Meditec Systems GmbH: € 5.770m)	(3)	(99,394)	(5,770)
Net cash (used in)/provided by investing activities		(108,546)	(6,722)
Cash flow from financing activities:			
Repayments of short-term debt		-	(1,735)
Repayments of long-term debt	(14)	(492)	(415)
Inpayments from short-term loans from associated companies/(Repayments)	(4)	5,782	(524)
Inpayments from long-term loans from associated companies	(4)	19,546	-
Increase/(decrease) in accounts receivable due from Treasury	(4)	10,407	(15,762)
Repayment of convertible bonds issued by IOLTECH S.A.	(14)	(5,673)	-
Repayments under capital lease contracts	(17)	(511)	(359)
Proceeds from a capital increase (net)	(20)	39,826	-
Issuance of treasury stock	(20)	-	(70)
Net cash provided by/(used in) financing activities		68,885	(18,865)
Effect of exchange rate changes on liquid assets		478	(1,277)
Net increase/(decrease) in cash		255	4,733
Cash, beginning of the reporting period		49,748	45,015
Cash, end of the reporting period		[illegible]	49,748
Supplemental disclosures concerning the cash flow:			
Interest paid		4,600	2,187
Income taxes paid		[illegible]	11,622

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

Consolidated statement of changes in shareholders' equity

€'000	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders' equity
As per 30.09.2003	28,417	89,433	12,032	(8,374)	(108)	121,400
Net income	-	-	12,610	-	-	12,610
Other comprehensive loss (due to adjustments of accruals for pensions after taxes)	-	-	-	(270)	-	(270)
Other comprehensive loss (due to currency conversions)	-	-	-	(2,071)	-	(2,071)
Accumulated comprehensive income	-	-	-	-	-	10,269
Purchase of treasury stock	-	-	-	-	(70)	(70)
As per 30.09.2004	28,417	89,433	24,642	(10,715)	(178)	131,599
Net income	-	-	17,139	-	-	17,139
Other comprehensive loss (due to adjustments of accruals for pensions after taxes)	-	-	-	(314)	-	(314)
Other comprehensive loss (due to currency conversions)	-	-	-	1,398	-	1,398
Accumulated comprehensive income	-	-	-	-	-	18,223
Acquisition of surgical business in Japan (Transaction under common control)	-	-	(643)	-	-	(643)
Issuance of treasury stock	-	-	-	-	174	174
Issuance of shares for consideration in kind	1,265	15,302	-	-	-	16,567
Issuance of shares for cash	2,842	36,984	-	-	-	39,826
As per 30.09.2005	32,524	141,719	41,138	(9,631)	(4)	205,746

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

■ Bookmarks
▸ Contents

Development of consolidated fixed assets

€'000	Cost of conversion/purchase						
	1.10.2004	Additions Acquisition	Additions	Transfers	Disposals	Currency adjustments	30.09.2005
Intangible assets in goodwill							
Goodwill	17,958	76,009	-	-	-	683	94,650
Software	1,890	314	604	52	(127)	-	2,733
Other intangible assets	7,182	25,107	505	(52)	(154)	354	32,942
	27,030	101,430	1,109	-	(281)	1,037	130,325
Property, plant and equipment							
Land, buildings and leasehold improvement	26,117	3,164	42	87	(86)	481	29,805
Plant and machinery	8,185	3,289	1,094	1,132	(1,649)	163	12,214
Other fixtures and fittings, tools and equipment	12,427	861	737	543	(1,124)	178	13,622
Payments on account and tangible assets under construction	330	673	1,191	(1,762)	-	11	443
	47,059	7,987	3,064	-	(2,859)	833	56,084
Financial assets							
Shareholdings	-	395	-	-	(33)	-	362
Loans to associated companies	-	285	-	-	(285)	-	-
Other loans	2,940	-	-	-	(1,000)	39	1.979
	2,940	680	-	-	(1,318)	39	2,341
	77,029	110,097	4,173	-	(4,458)	1,909	188,750

The following notes on the consolidated financial statements are an integral part of the consolidated financial statements.

€'000	Cumulated depreciation						Residual book values	
	1.10.2004	Additions	Transfers	Disposals	Currency adjustments	30.09.2005	30.09.2005	30.09.2004
Intangible assets in goodwill								
Goodwill	1,832	-	-	-	44	1,876	92,774	16,126
Software	575	553	11	(126)	-	1,013	1,720	1,315
Other intangible assets	3,114	3,415	(11)	(154)	36	6,400	26,542	4,068
	5,521	3,968	-	(280)	80	9,289	121,036	21,509
Property, plant and equipment								
Land, buildings and leasehold improvement	7,491	1,601	-	(31)	234	9,295	20.510	18,626
Plant and machinery	6,885	1,552	-	(1,101)	164	7,500	4,714	1,300
Other fixtures and fittings, tools and equipment	8,613	1,844	-	(1,067)	144	9,534	4,088	3,814
Payments on account and tangible assets under construction	-	-	-	-	-	-	443	330
	22,989	4,997	-	(2,199)	542	26,329	29,755	24,070
Financial assets								
Shareholdings	-	-	-	-	-	-	362	-
Loans to associated companies	-	-	-	-	-	-	-	-
Other loans	69	-	-	-	-	69	1,910	2,871
	69	-	-	-	-	69	2,272	2,871
	28,579	8,965	-	(2,479)	622	[illegible]	[illegible]	48,450

The following notes on the consolidated financial statements are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements for financial year 2004/2005

Notes to the consolidated financial statements for financial year 2004/2005

1. The Company

(a) Business operations

Carl Zeiss Meditec AG, Jena ("Carl Zeiss Meditec" or the "Company") is engaged in the business of developing, manufacturing and marketing medical laser and diagnostic systems and intraocular lenses and consumables for ophthalmic surgery. The Company's headquarters are located in Jena, Germany's traditional centre of excellence for optical and optical-related technologies. The Company has major subsidiaries in the USA (100%-owned), France (87.2%-owned), Japan (51%-owned) and Germany (100%-owned). Together, these operations constitute the Carl Zeiss Meditec Group (the "Group").

Carl Zeiss Meditec has until now focused on the ophthalmic market. The Company's customers are specialists in private practice, optometrists, opticians and clinics worldwide.

(b) Basis of presentation

The consolidated financial statements were prepared in accordance with the generally accepted accounting principles of the United States of America ("US GAAP").

The financial year of Carl Zeiss Meditec and its subsidiaries ends on 30 September.

2. Accounting and valuation principles

(a) Principles of consolidation

The consolidated financial statements comprise the annual financial statements of the Company and its majority-owned subsidiaries. The financial position, earnings and cash flows of enterprises that are controlled by the Company are consolidated. Holdings in enterprises in which the Company exercises a substantial influence, but which it does not control (usually a share of between 20% and 50%) are reflected in the accounts by the equity method. Holdings of less than 20% are reflected in the accounts by the historical cost method, if the Company is unable to exercise significant influence and the investee enterprise is not listed on a stock exchange. The effects of intragroup transactions between consolidated companies have been eliminated.

The 49% interest held by a third party in the Japanese subsidiary Carl Zeiss Meditec Co. Ltd., Tokyo, Japan, is disclosed as a minority interest. The 51% holding in this company was acquired by Carl Zeiss Japan Co., Ltd., Tokyo, Japan, on 1 November 2002.

Bookmarks
Contents

With effect from 1 February 2005, Carl Zeiss Meditec AG acquired a 62.7% interest in the French ophthalmic surgery specialist IOLTECH S.A., La Rochelle, France. By 30 September 2005, the Company had increased its holding in IOLTECH to 87.2%. The 12.8% interest held by third parties outside the Group in the French subsidiary IOLTECH S.A. is also reported as a minority interest.

(b) Foreign currency translation

The functional currency of the Company is the euro.

The assets and liabilities of those foreign subsidiaries whose functional currency is other than the Euro are translated into Euro using the relevant exchange rate as of the reporting date. Capital transactions and balances are converted using the historic rates of exchange in effect at the time the transactions were consummated. The results of operations are converted at the average exchange rate for the financial year. Differences arising from this translation process are shown under "Accumulated other comprehensive income/(loss)" within shareholders' equity.

Transactions conducted in foreign currencies are recorded using the rate of exchange in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency, such as cash and cash equivalents, accounts receivable or accounts payable, are remeasured each reporting period until settlement. The resulting income or expenses are shown in the income statement under "Foreign currency gains/(losses)".

The following table shows the exchange rates applied in the preparation of the consolidated financial statements:

	Exchange rate on balance sheet date as of		+/-	Average exchange rate		+/-
	30.09.2005	30.09.2004	in %	2004/2005	2003/2004	in %
US$	**0.8299**	0.8105	2.4	**0.7872**	0.8224	-4.3
JP¥	0.0073	0.0073	0.0	0.0073	0.0076	-3.9

(c) Use of estimates

The preparation of annual financial statements in accordance with US GAAP requires the use of certain assumptions and estimates. These assumptions relate to the recognition and measurement of assets and liabilities, including contingent assets and liabilities at the balance sheet date, and the amount of income and expenses in the reporting period. Actual results may differ from these estimates.

(d) Cash and cash equivalents

Cash and cash equivalents held in banks as well as liquid securities with an original maturity of less than three months are disclosed as cash and cash equivalents. Because of their short maturity, the book values of cash and cash equivalents are approximately equal to their fair values.

(e) Trade accounts receivable and loans

Trade accounts receivable and loans are disclosed at their nominal value, net of any allowance for accounts presumed to be uncollectible.

Appropriate valuation allowances are recorded against doubtful receivables and loans with discernible collection risks; unrecoverable receivables and loans are written off. This control measure takes into account historical bad debt losses, the size and adequacy of securities, as well as other relevant factors. Receivables and loans are written off against these valuation adjustments, if they are considered uncollectible. As a general principle, Carl Zeiss Meditec does not generate or purchase any receivables with the intention of selling them.

Long-term, interest-free receivables and loans are discounted based on marketplace interest rate assumptions for comparable instruments; accrued interest is recorded as income using the effective interest method.

(f) Inventories

Inventories are valued at the lower of cost or market. Costs are primarily determined on the basis of the weighted average cost method. Costs of conversion include materials and labour, as well as direct manufacturing and material overheads, including depreciation.

(g) Property, plant and equipment

Property, plant and equipment are reported at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the average useful life of each asset. The following depreciation periods are applied:

Buildings and leasehold improvements	3-44 years
Plant and machinery, other fixtures and fittings, tools and equipment	1-23 years

Leasehold improvements are depreciated over their estimated useful life or the term of the rental or lease agreement, if shorter. The average useful life is evaluated regularly by the Company's management, taking into account the latest technology developments. Maintenance and repairs are charged to expenses as incurred, while renewals and improvements that extend the average useful life or increase capacity are capitalised. Upon the sale or retirement of property, plant and equipment, the accounts are relieved of the cost and related accumulated depreciation, and any resulting gain or loss is disclosed in the income statement under "General and administrative expenses".

(h) Goodwill and intangible assets with infinite-lives

Effective from 1 October 2002, Carl Zeiss Meditec AG adopted Statement of Financial Accounting (SFAS) 142, *"Goodwill and Intangible Assets"*. Under SFAS No. 142 goodwill is no longer subject to scheduled amortisation. Accordingly, scheduled amortisation of goodwill is no longer reflected in the consolidated income statement beginning with financial year 2002/2003.

Prior to the application of SFAS No. 142, goodwill was amortised over its anticipated useful life. This goodwill related exclusively to the excess of purchase cost over the acquired net assets of Humphrey Instruments, Inc. ("Humphrey"), a subsidiary of Allergan Inc., in 1991. This goodwill was originally amortised using the straight-line method over its anticipated useful life of 15 years.

Goodwill of € 5.049 million resulted from the acquisition of hiko medical communication GmbH in Pirmasens (now Carl Zeiss Meditec Systems GmbH) on 17 December 2003 (see Note 3).

The acquisition of Laser Diagnostic Technologies, Inc., in San Diego, USA, on 2 December 2004 resulted in goodwill of € 11.455 million. In addition, the majority acquisition of IOLTECH S.A. in La Rochelle, France, as of 1 February 2005 resulted in goodwill of € 64.554 million (see Note 3).

The book values of this goodwill were allocated to the following segments (For an explanation of the segments see Note 23):

€'000	Financial year 2004/2005			Financial year 2003/2004		
	30.09.2005	Currency adjustments	Additions	30.09.2004	Currency adjustments	Additions
Segment						
Germany	15,422	-	-	15,422	-	5,049
France	64,554	-	64,554	-	-	-
USA	12,798	639	11,455	704	(39)	-
Goodwill	92,774	639	76,009	16,126	(39)	5,049

Within the scope of the impairment test in accordance with SFAS 142, Carl Zeiss Meditec has to assess whether there are indications of goodwill impairment. To do this, Carl Zeiss Meditec, at least one time per year, (1) determines the Company's reporting units, (2) allocates the Company's assets and liabilities, including existing goodwill and intangible assets to these reporting units and (3) estimates the fair values of the reporting units.

Carl Zeiss Meditec reviews for impairment of its goodwill at least once a year or at the onset of major events or changed circumstances which indicate that the fair value of a reporting unit of the Group has fallen below its carrying value. The fair value of each reporting unit of the Group is estimated on the basis of the present value of future cash flows. Capitalised intangible assets with an indeterminate useful life are also tested for impairment at least once a year, until it has been established that their useful life is no longer indeterminate.

Carl Zeiss Meditec completed its annual impairment testing of goodwill and capitalised intangible assets with an indeterminate useful life in the last quarter of financial year 2004/2005. The results of these tests did not give any indication of impairment of goodwill or capitalised intangible assets with an indeterminate useful life as of 30 September 2005.

With regard to the change in goodwill in the financial year 2004/2005 please refer to the consolidated fixed-asset movement schedule and Note 3.

(i) Other intangible assets

Other intangible assets are valued at cost of purchase minus accumulated amortisation and are subject to scheduled depreciation in accordance with the straight-line method over a period of 3-17 years, as far as their useful life is not indeterminate (see Note 3 and Note 9).

Software development costs

The Company accounts for its software development costs in accordance with SFAS 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Capitalisation of software development costs begins upon establishment of technological feasibility and ends upon general release of the software for sale. Costs incurred after technological feasibility is established are not material on the whole and are therefore expensed as incurred.

■ Bookmarks
▸ Contents

(j) Non-current assets

The Company reviews its non-current assets, including intangible assets with finite useful lives and property, plant and equipment, whenever events or changed circumstances indicate that the book value of an asset may no longer correspond to its fair value. To determine whether an asset (or group of assets working together to generate an identifiable cash flow) is impaired, its book value is compared with the future non-discounted cash flow expected to be generated by the asset. An impairment loss, if applicable, is recorded as the amount by which the book value of the asset exceeds the fair value of the impaired asset or asset group. Fair value is thus generally based on an appraised value or on other standards, such as discounted cash flow analysis.

(k) Leasing

The Company has leased certain assets under long-term contracts. All property under arrangements that qualify as capital leases are carried as current or non-current assets pursuant to SFAS No. 13 "Accounting for Leases". The corresponding leasing obligations are carried as non-current liabilities according to their time to maturity. Other leasing transactions are treated as operating leases; the total payments required under operating lease agreements are reported as expense or spread over the term of the lease on a straight-line basis.

(l) Financial instruments and risk provisioning

Fair value of financial instruments – The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The financial instruments of the Company primarily consist of cash and cash equivalents, accounts receivable from group cash management of Carl Zeiss Financial Services GmbH, Oberkochen, trade accounts receivable, trade accounts payable, short-term debt and other current liabilities. Because of the short-term nature of these financial instruments, the book values of these financial instruments approximate their fair values as of 30 September 2005 and 2004. (Refer to Note 16 for further information.)

Derivative financial instruments – As a company with global operations, Carl Zeiss Meditec is exposed to the risk of currency rate fluctuations and has entered into currency forward contracts and options to hedge against its exchange risks due to planned transactions in foreign currencies. These contracts generally cover a period of less than one year.

The nominal value of these futures contracts is not reflected in the consolidated financial statements. Instead, the contracts are measured at their respective fair values as of 30 September 2005 and 2004 and are disclosed as current assets or liabilities in the consolidated financial statements. Changes in the fair value of these derivative instruments are recognised each reporting period in the consolidated income statement as a currency gain or loss. The management is regularly involved in such decisions on risk provisioning. The Company does not own any derivative financial instruments for trading purposes, nor does it issue or write such contracts.

Profits and losses from the valuation of derivative financial instruments not yet due in the amount of € -84,000 (previous year € -493,000) are recorded in the income statement under "Foreign currency gains/(losses), net".

The fair values of derivatives and other financial instruments are outlined in Note 16.

(m) Pension obligations

Defined contribution pension plans

The US subsidiary offers a savings scheme to the majority of its employees. This savings scheme is a defined contribution plan pursuant to Section 401 (k) of the Internal Revenue Code. The plan enables the participating employees to save a proportion of their income in accordance with the specified guidelines. The Company is currently matching a percentage of employee contributions up to a certain limit. The matching contributions of the Company for the 401(k) plan amounted to € 1.432 million in financial year 2004/2005 and € 1.221 million in financial year 2003/2004.

Defined benefit pension plans

The Company offers defined benefit pension plans to certain employees. Such benefits are determined primarily by the employee's remuneration and length of service. Pension obligations and related costs are calculated using the prescribed projected unit credit method in accordance with SFAS No. 87 "Employers' Accounting for Pensions". The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets legally set aside to fund future benefit payments.

With effect from 1 January 2000, a company pension scheme based on the "Benefit Regulations 2000" was established. Future benefits are calculated from the total pension units purchased during the period of employment starting 1 January 2000, calculated as the product of a total annual contribution multiplied by an age-related pension factor. The total annual contribution for individual employees is calculated as the sum of a basic contribution (1%) and a profit-related contribution based on the company's success (between 0% and 3%), calculated as a percentage of the individual benefit-related income. The Company has committed itself to raising ongoing benefit payments by 1% each year. This guaranteed adjustment is taken into account in the valuation.

In addition, accruals of € 171,000 and € 111,000 as of 30 September 2005 and 30 September 2004, respectively, reflect deferred compensation of Company executives.

Actuarial profits or losses that may arise from changes in the valuation premises or from a deviation in actual versus expected performance are only reflected in income if the balance of the accumulated actuarial profits or losses amounts to more than 10% of the projected benefit obligation or the fair value of plan assets under the defined pension plans. Any amount outside of this 10% corridor is recorded in income over the average residual term of service of employees eligible for pensions, which at 30 September 2005 is estimated to be 15 years.

(n) Taxes on income and earnings

Taxes on income and earnings are computed annually using the asset and liability method pursuant to SFAS No. 109 "Accounting for Income Taxes". All liabilities or claims relating to taxes on income, earnings, capital and property arising during the financial year are reflected in the consolidated financial statements pursuant to the relevant tax laws. Deferred tax assets and liabilities are calculated each year for differences between the consolidated financial statement book values and tax bases of assets and liabilities, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established for deferred tax assets as necessary to reflect the net amount that is likely to be realised. Taxes on income and earnings comprise the tax payable or refundable for the reporting period, plus or minus the change in deferred taxes that affect earnings. The effects of a change in tax rates on deferred tax assets and liabilities are recognised in income for the period in which the change was enacted.

(o) Recording of revenues

The Company generates sales from selling products and services on the basis of contracts. The sale takes place when all the parts of the product have been supplied or the service has been provided, the risks have passed, the payment is agreed or can be determined and there are no obligations towards the customers and the payment of the receivable is deemed as reasonably certain. The general terms and conditions at the US subsidiary grant the customer a short-term right of return of 30 days from the date of invoice for diagnostic equipment. The value of projected returns is estimated on the basis of historical data and is reported as a reduction in sales. In financial year 2003/2004 a corresponding amount of US$ 3.393 million (€ 2.750 million) was carried under valuation adjustments on accounts receivable. In contrast, this item was carried in the past financial year 2004/2005 as an accrual of US$ 1.731 million (€ 1.437 million). Sales are reflected net of dealer commissions, trade discounts, customer allowances and rebates.

Dealer commissions deducted from sales amounted to € 4.333 million and € 3.598 million, respectively, in financial years 2004/2005 and 2003/2004.

Maintenance revenue from service contracts is realised on a proportionate basis over the contractual period of performance.

(p) Advertising

Advertising costs are treated as expenses. In financial years 2004/2005 and 2003/2004 advertising costs amounted to € 4.116 million and € 2.680 million, respectively, and were recorded as a component of selling and marketing expenses.

(q) Product-related costs

Research and development costs and selling and marketing expenses are charged directly to expenses as incurred. Research and development subsidies are set off separately from expenses at the time the entitlement for services previously rendered arises.

The Company is liable to the buyer for the proper functioning of the products sold during the contractually guaranteed period of 15 months (warranty). Accruals are set up for this purpose based on the average amounts of warranty claims made in the past. The accruals are adjusted regularly to reflect actual experience. These accruals for warranties are reported as part of cost of goods sold in the period in which the sale was effected.

The Company discloses freight costs charged to customers under sales revenues and the corresponding freight costs under the cost of goods sold. The freight costs not charged to customers of € 4.218 million in financial year 2004/2005 and € 2.676 million in financial year 2003/2004 are disclosed under selling and marketing expenses.

(r) Other comprehensive income/loss

SFAS No. 130 *"Reporting Comprehensive Income"* requires the disclosure of "Other comprehensive income". This comprises net income/losses for the period, as well as other changes in equity that are unrelated to transactions with shareholders. Refer to Note 20 for further information.

■ Bookmarks
▸ Contents

(s) Earnings/loss per share

Basic (undiluted) earnings/loss per share were calculated by dividing the consolidated net income by the weighted average number of ordinary shares outstanding during each individual accounting period. The earnings/loss per share, taking into account the effects of dilution, were calculated in compliance with SFAS No. 128 "Earnings per Share" such that the effect of potentially dilutive securities is reflected.

The following table shows the calculation of basic and diluted earnings per share:

	Financial year 2004/2005	Financial year 2003/2004
Consolidated net income (in €'000)	17,139	12,610
Weighted average of shares outstanding, basic	30,356,193	28,402,339
Dilution effect of stock options	-	-
Weighted average of shares outstanding, allowing for the dilution effect	30,356,193	28,402,339
Earnings per share (in €)	0.56	0.44

The dilution effect was calculated using the "treasury stock method". Since, however, the fair values of the Company's shares during the reporting period were below the strike price of all stock options, no allowance was made for a dilutive effect on the earnings/loss per share as of 30 September 2004. Due to the expiration of the stock option plan, no stock options of employees of the Company exist as of 30 September 2005.

The Company has elected to measure and recognise the costs of its stock option plan in accordance with the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and respective interpretations. Pursuant to APB No. 25, remuneration expenses for stock options are calculated on the basis of the intrinsic value at the measurement date. The intrinsic value is calculated from the difference between the fair value of the share on the measurement date and the strike price. The measurement date is the point in time at which the number of shares to which the beneficiary is entitled and the purchase price are known. SFAS No. 123 "Accounting for Stock-based Compensation" mandates disclosure of the compensation expenses for stock-based remuneration calculated using the fair value method. Under this method, compensation expense is calculated based on the fair value at the time the stock options are granted; it is then spread over the period up to the earliest point in time at which the options may be exercised. SFAS 148 "Accounting for Stock-Based Compensation, Transition and Disclosure" also requires the disclosure of the pro forma effects of using the fair value method of accounting to determine stock-based employee compensation.

The Company had elected to apply the provisions of APB No. 25 and to follow the disclosure stipulations of SFAS No. 123 and SFAS No. 148 (see Note 18).

Had the fair value method defined in SFAS No. 123 been employed in the calculation of compensation expenses arising from the stock option plan in financial year 2003/2004 and 2004/2005, consolidated net income for the year and consolidated earnings per share would have been as follows:

€'000	Financial year 2004/2005	Financial year 2003/2004
Consolidated net income, as posted	17,139	12,610
Stock options expenses (after tax) according to SFAS 123	-	(33)
Pro forma consolidated net income	17,139	12,577
Consolidated earnings per share (€):		
As posted	0.56	0.44
Pro forma	0.56	0.44
Consolidated earnings per share allowing for the dilution effect (€):		
As posted	0.56	0.44
Pro forma	0.56	0.44

(t) Public subsidies

Subsidies for investments such as investment grants and tax-free investment allowances are disclosed as income (as a reduction in depreciation) over the useful life of the subsidised property, plant and equipment. Unrealised investment allowances are reported as deferred income on the balance sheet, whereas investment grants are subtracted from the costs of purchase/conversion of the respective assets.

Other taxable research and development subsidies are disclosed as a reduction of research and development expenses.

Public subsidies received in financial years 2004/2005 and 2003/2004 are listed in Note 15.

■ Bookmarks
▸ Contents

(u) Recent pronouncements on accounting principles

In November 2004 the Emerging Issues Task Force (EITF) achieved consensus regarding EITF No. 03-13 "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations". EITF 03-13 is concerned with assessing whether the business operations and the cash flows of a disposed business unit were separated or are separable from the remaining continuing operations and whether the selling entity will continue to be substantially involved in the business unit after the sale. This consensus is to be applied to all business units that are either sold after the period beginning on 15 December 2004, or are to be classified as an entity held for sale. Compliance with this new standard has not had a material effect on any amounts reported in these consolidated financial statements.

In November 2004 the FASB published the Statement FAS 151 "Inventory Costs an Amendment of ARB No. 43". This Amendment states that abnormal amounts of idle capacity expenses, freights, handling costs and wasted materials (spoilage) are not to be capitalised as a component of inventories, but are to be recognised as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during financial years beginning after 15 June 2005. The Group is not expecting compliance with this Statement to have a material effect on its net assets, financial position and earnings.

In December 2004 FASB published the Statement FAS 153 "Exchanges of Nonmonetary Assets", which is an amendment of APB Opinion No. 29 and is applicable to periods beginning after 15 June 2005. APB Opinion No. 29 contained certain exceptions to the basic principle that nonmonetary exchanges should be measured on the basis of the fair values of the assets exchanged. The new standard eliminates the exceptions for the exchange of "similar productive assets" and replaces it with a general exception for the exchange of nonmonetary assets lacking commercial substance. Nonmonetary exchanges are considered to have no commercial substance if the entity's future cash flows are not expected to change significantly as a result of the exchange. The Company is not expecting compliance with this standard to have a material effect on its net assets, financial position and earnings.

In December 2004 the FASB published the revised version of its Statement SFAS 123 (revised 2004) "Accounting for Stock-Based Compensation". SFAS 123 (revised 2004) requires employee remuneration costs in the form of equity-based instruments such as stock options to be valued at fair value on the day of issue, and the costs for the remuneration to be recognised throughout the period of employment of this employee in the income statement. SFAS 123 (revised 2004) nullifies the provisions of ABP No. 25 and is to be applied by the Company from the fourth quarter of the current financial year 2004/2005. The application of SFAS 123 (revised 2004) does not have any effect on the Company's net assets, financial position and earnings, since all options granted to employees expired on 30 June 2005 and the Company's stock option plan has ended.

In May 2005 the FASB published Statement FAS 154 "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No.3". This Statement requires retrospective application to all published prior-period financial statements of voluntary changes in accounting principles, unless this is impracticable. SFAS 154 also requires that a change in depreciation, amortisation, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is applicable to all financial years beginning after 15 December 2005. The Group is not expecting compliance with this Statement to have a material effect on the presentation of its financial statements.

In June 2005 the FASB ratified the Emerging Issue Task Force (EITF) Issue 05-5, Accounting for Early Retirement or Post-Employment Programs with Specific Features (such as Terms Specified in Early Retirement Arrangements). The Altersteilzeit (ATZ) arrangement is an incentive-driven early retirement programme in Germany. Companies must recognise salary payments ratably over the respective employee's active service period. Under the Type II model accruals for the so-called step-up amount should be reported ratably under liabilities from the date an individual employee enrols in the ATZ programme until the end of his/her active service period. Government subsidies connected with this must be recorded separately from the ATZ programme, if the requirements for obtaining these are fulfilled. EITF 05-5 is applicable to financial years beginning after 15 December 2005. Compliance with EITF 05-5 is not expected to have material effects on the Company's consolidated financial statements.

In June 2005 the FASB published the Staff Position ("FSP" FAS 143-1 "Accounting for Electronic Equipment Waste Obligations"). FSP FAS 143-1 addresses the accounting for obligations associated with Directive 2002/96/EC on Waste Electrical and Electronic Equipment adopted by the European Union, which is to be implemented in accordance with the laws of the respective EU member states. Under this Directive the waste management obligation remains with the commercial user until the historical waste equipment (brought into circulation before 13 August 2005) is replaced. At this time, the waste management obligation may be transferred to the producer of the replacement equipment depending on the law adopted by the applicable EU member state. If the commercial user does not replace the equipment, the obligation remains with that user until it disposes of the equipment. FSP FAS 143-1 requires that commercial users apply the provisions of SFAS 143 "Accounting for Asset Retirement Obligations" to the obligation associated with historical waste. FSP FAS 143-1 is to be applied in the first reporting period ending after the date of the adoption of the law by the applicable EU member state. The Company is currently investigating the effects of FSP FAS 143-1 on the consolidated financial statements.

(v) Report presentation

Individual prior-year figures have been adjusted for comparison with the corresponding figures in the reporting year.

■ Bookmarks
▶ Contents

3. Business acquisitions and sales

Transactions in financial year 2004/2005

Expansion of the reporting entity

Surgery business in Japan

With effect from 1 November 2004 the Japanese subsidiary of Carl Zeiss Meditec AG, Carl Zeiss Meditec Co., Ltd., headquartered in Tokyo, Japan, took over the surgery business of Carl Zeiss Co., Ltd., which is also headquartered in Tokyo, Japan. This division is engaged in the marketing of surgical microscopes. This is a transaction under common control, as all companies involved are majority-owned by Carl Zeiss AG. Goodwill does not result from this transaction. The transaction is shown in the balance sheet at its present book value. US GAAP requires that the residual amount of € 1.258 million paid in excess of the respective book values of the acquired assets and liabilities be offset against equity.

The following is a summary of the assets acquired in the course of the acquisition of the surgery business:

€'000	
Total purchase price	6,841
Book value of the acquired assets, in particular inventories	(5,583)
Amount payable in excess of book value (goodwill)	1,258
Amount attributable to minority interest (49%)	(615)
Amount reported as a reduction in consolidated retained earnings carried forward (51%)	(643)

The total purchase price of € 6.841 million was paid in full in the financial year 2004/2005.

Laser Diagnostic Technologies, Inc., San Diego, USA

With effect from 2 December 2004, Carl Zeiss Meditec, Inc. acquired a 100% interest in US-based Laser Diagnostic Technologies, Inc., ("LDT"), headquartered in San Diego, California, with the aim of integrating all the business activities and functions of this company into the US subsidiary Carl Zeiss Meditec, Inc. With its primary product GDx VCC, an instrument for examining the optic nerve, LDT has set a new standard in glaucoma detection.

This acquisition is an integral part of the Company's corporate strategy in the area of glaucoma diagnosis that has helped to extensively expand the range of products available to eye specialists in this field. The GDx VCC gives Carl Zeiss Meditec access to a customer group in the glaucoma diagnosis market segment that was previously inaccessible to it. These customers are mainly doctors and optometrists who do not require the full range of examination options offered, for example, by the Carl Zeiss Meditec STRATUSOCT™ system. Being specifically designed for the early detection, diagnosis and disease management of glaucoma, the GDx VCC complements the market presence of Carl Zeiss Meditec's STRATUSOCT™. The STRATUSOCT™ is a retinal imaging system with a wide range of potential applications, which include not only the early detection of glaucoma. This system can also be used in examinations before and after the treatment of cataracts and in diagnosis of other severe eye diseases, such as age-related macular degeneration (AMD) and diabetic retinopathy.

The activities of the acquired company are reflected in the consolidated financial statements from 2 December 2004, the date of acquisition.

The acquisition costs amounted to US$ 29.048 million (€ 21.838 million on the date of acquisition). Direct incidental acquisition costs amounted to US$ 1.791 million (€ 1.346 million on the date of acquisition). A portion of the purchasing price was transferred to an escrow account as security and has not yet been paid out. The escrow account will be paid out to the seller after a contractually agreed period, provided that the seller adheres to the contractual guarantees. As of 30 September 2005 the balance on the escrow account was US$ 2.922 million (€ 2.197 million as of the acquisition date).

The allocation of the purchase price is based on preliminary estimates and is therefore subject to change pending the final evaluation of the fair values of the acquired intangible assets, deferred taxes and goodwill.

The following table shows a preliminary breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (Purchase Price Allocation/PPA) in conformance with SFAS No. 141.

	US$'000	€'000
Acquired current assets	11,571	8,699
Acquired property, plant and equipment	406	305
Purchase Price Allocation:		
Technology	7,000	5,263
Company tradename	1,200	902
Customer relationships	100	75
Goodwill	14,552	10,940
Acquired other non-current assets	4,050	3,045
Total acquired assets and purchase price allocation	38,879	29,229
Assumed current liabilities	4,772	3,588
Assumed other non-current liabilities	3,268	2,457
Total acquisition costs	30,839	23,184

Non-tax deductible, intangible assets (technology, customer relations) identified within the scope of the purchase price allocation are amortised for financial reporting purposes over an average term of 7 calendar years. Trademarks have an indefinite useful life and are therefore not subject to scheduled amortisation. However, such assets are tested for impairment on at least an annual basis (see Note 2(h)).

The acquisition resulted in non-tax deductible goodwill of US$ 14.552 million (€ 10.940 million on the acquisition date). In accordance with SFAS No. 141, this goodwill will not be subject to scheduled amortisation, but will instead be subject to an impairment test in subsequent periods pursuant to SFAS No. 142.

To finance the acquired assets of LDT the Company took out a loan to the value of US$ 26.000 million (€ 19.546 million on the acquisition date).

IOLTECH S.A., La Rochelle, France

With effect from 1 February 2005, Carl Zeiss Meditec AG acquired 62.7 percent of the shares in the French ophthalmic surgery specialist IOLTECH S.A. (IOLTECH) from its majority shareholder Philippe Tourrette. The purchase price offered to Mr. Philippe Tourrette is based on a value of € 110 million for 100% of the IOLTECH shares, equivalent to € 91.78 per IOLTECH share. This corresponds to a premium of 15.6% on the average weighted IOLTECH share price in the three months prior to the announcement of the intended takeover on 17 December 2004. According to the sale and purchase agreement dated 16 December 2004, Carl Zeiss Meditec paid 80% of the acquisition price for the shares of Mr. Philippe Tourrette in cash and 20% by issuing new shares of Carl Zeiss Meditec AG. (See discussion of the "Issuance of shares for non-cash consideration" in Note 20.)

Subsequent to the initial acquisition, a takeover bid was made to the remaining IOLTECH shareholders for the period from 14 March to 5 April 2005. This bid proposed a cash payment to the same amount, i.e. € 91.80 for each IOLTECH share certificate. Carl Zeiss Meditec increased its holding in IOLTECH to 87.2% by 30 September 2005. Carl Zeiss Meditec still intends to enact a complete takeover of this company.

IOLTECH, which is currently still listed on the "Second Marché" at the Paris Stock Exchange, specialises in the manufacture and distribution of intra-ocular lenses (IOL) and consumables for ophthalmic surgery. In the initial financial year 2004/2005 (ended on 28 February 2005), the company generated sales of € 53.6 million.

The merger of Carl Zeiss Meditec AG with IOLTECH S.A., which has a complementary and competitive product portfolio, as well as a strong market position, particularly in Europe, offers considerable advantages to both parties. By extending its product portfolio to include ophthalmic surgery (predominantly cataract surgery), Carl Zeiss Meditec now covers the entire spectrum – ranging from diagnosis and treatment through to post-treatment - for this disease. At the same time, the combination of the two companies' technological expertise brings new potential in the medium term for the development of innovative products. Both companies have an efficient sales organisation that will benefit from integration in future. In particular, this business combination will enable a targeted expansion of the global presence of IOLTECH products. On the whole, the takeover of IOLTECH is a key step for the implementation of the Company's strategy. It has doubled the market segment now addressed by Carl Zeiss Meditec in the field of ophthalmology. The ophthalmic surgery market segment also promises high growth rates and guarantees a direct link between sales and the treatment figures.

The business activities of IOLTECH were reflected in the consolidated financial statements from 1 February 2005, the date of acquisition.

Acquisition costs amounted to € 98.712 million, direct incidental acquisition costs were € 1.766 million. A portion of the purchasing price was transferred to an escrow account. The escrow account will be paid out to the seller after a contractually agreed period, provided that the seller adheres to the contractual guarantees. As of 30 September 2005 € 3.000 million in cash and cash equivalents and € 7.000 million worth of CZM AG shares were held in escrow. The allocation of the purchase price is based on provisional estimates by the Company that are subject to change until the final determination and audit of the fair values of the acquired intangible assets, deferred taxes and goodwill. In addition, further purchase price payments and incidental acquisitions costs may arise as a result of the acquisition of additional shares in IOLTECH.

The following table shows a provisional breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (Purchase Price Allocation/PPA) in conformance with SFAS No. 141.

€'000	
Acquired current assets	33,451
Acquired property, plant and equipment	7,535
Acquired other intangible assets	4,928
Purchase Price Allocation:	
Patents	8,553
Company tradename	5,406
Goodwill	64,554
Acquired other non-current assets	4,773
Total acquired assets and purchase price allocation	129,200
Assumed current liabilities	16,899
Assumed other non-current liabilities	6,818
Total assumed liabilities	23,717
Minority interests	5,005
Total acquisition costs (acquired net assets)	100,478

Non-tax deductible, intangible assets (patents and trademarks) identified within the scope of purchase price allocation are amortised in the above table on the basis of assumptions over an average term of 11 calendar years.

Within the scope of the provisional purchase price allocation is a deferred tax asset related to a loss carryforward of € 3.400 million for previous losses at HYALTECH Ltd., Scotland, a subsidiary of IOLTECH. The Company believes that this deferred tax asset is probable of realisation. However, the propriety of the loss carryforward is currently being reviewed by the local tax authorities. If, by the end of the allocation period, the taxing authorities disallow the loss-carryforwards, goodwill will be increased accordingly.

The acquisition resulted in a non-tax deductible goodwill valued at € 64.554 million. In accordance with SFAS No. 141, this goodwill will not be subject to scheduled amortisation, but will instead undergo an impairment test in subsequent periods pursuant to SFAS No. 142.

Assuming that the acquisitions in Japan, the USA and France had already been completed by 1 October 2003, the pro forma figures for financial years 2004/2005 and 2003/2004 would have been as follows:

€'000	Pro forma figures FY 2004/2005	Pro forma figures FY 2003/2004
Revenue	347,217	336,746
Earnings before interest and taxes	38,037	37,847
Net income	17,783	16,899
Earnings per share (in €)	0.55	0.52

These pro forma figures are merely for comparison purposes and contain certain adjustments, such as additional amortisation expenditure on the acquired intangible assets and interest expenses from the loan taken out to finance the acquisition, as well as corresponding deferred taxes. The pro forma results are not necessarily indicators for possible business development had the acquisitions ensued at an earlier date. In particular, it should be noted that these figures do not contain the actual short and long-term effects of the individual acquisitions on sales revenue and profits. Nor do the figures necessarily reflect future development.

Transactions in financial year 2003/2004

Carl Zeiss Meditec Systems GmbH, Pirmasens

On 17 December 2003 Carl Zeiss Meditec AG acquired a 100% interest in the former hiko medical communication GmbH in Pirmasens. The company now operates under the name Carl Zeiss Meditec Systems GmbH. Carl Zeiss Meditec Systems GmbH specialises in the development of medical software solutions and under the name VISUPAC™ it markets a successful product (including related services) that enables filing and management of diagnostic and treatment data by eye specialists and clinics. Carl Zeiss Meditec Systems GmbH also has an efficient team of development, marketing and service specialists at its disposal. With the acquisition of this company, Carl Zeiss Meditec has taken a further major step in the implementation of its strategy, securing itself the necessary resources and know-how to be able to offer its customers cross-platform software solutions for ophthalmic applications in future.

The activities of the acquired company are reflected in the consolidated financial statements from 17 December 2003, the date of acquisition.

■ Bookmarks
▸ Contents

The acquisition costs due immediately in cash amounted to € 6.094 million. Direct incidental acquisition costs amounted to € 66,000.

The following table shows a breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (Purchase Price Allocation/PPA) in conformance with SFAS No. 141.

€'000	
Acquired current assets	2,883
Acquired property, plant and equipment	194
Acquired other intangible assets	21
Purchase Price Allocation:	
Computer software	1,318
Goodwill	5,049
Total acquired assets and Purchase Price Allocation	9,465
Assumed current liabilities	(2,675)
Assumed other non-current liabilities	(630)
Total acquisition costs	6,160

Non-tax deductible intangible assets (computer software) identified within the scope of the purchase price allocation are written off over an average term of five calendar years.

The acquisition resulted in non-tax deductible goodwill of € 5.094 million. In accordance with SFAS 141 this goodwill will not be subject to scheduled amortisation but will instead undergo an impairment test in subsequent periods pursuant to SFAS 142.

If pro forma figures were to be presented based on the assumption that the acquisition was completed on 1 October 2003, there would be no significant difference between these and the actual results. It should be noted that Carl Zeiss Meditec Systems GmbH (formerly hiko medical communication GmbH) generated/ generates the majority of its revenue through business with Carl Zeiss Meditec. The consolidation thus has virtually no effect on consolidated sales.

For the reasons given above, no pro forma values were presented.

4. Related party transactions

The Company separately reports liabilities to and receivable from associated companies. The term "associated" refers here to Carl Zeiss AG and its subsidiaries.

Carl Zeiss Meditec sells some of its products via the distribution companies of Carl Zeiss AG. For the purposes of furnishing the Company with short-term funds and investing surplus liquidity, Carl Zeiss Meditec has been integrated into the group cash management system of Carl Zeiss Financial Services GmbH, Oberkochen. Loans paid or funds invested within the scope of this business relationship are shown as liabilities due to or receivables due from associated companies. Loans and receivables carry interest at a rate based on the 1-month EURIBOR and conform to normal market conditions.

In addition to financial services, the Company also utilises various other services offered by the Carl Zeiss Group, in particular Carl Zeiss Jena GmbH. Under the terms of contractual agreements Carl Zeiss Jena GmbH provided a range of services, including research and development services, personnel and administrative functions, as well as logistics, marketing and IT services.

The various agreements with the companies of Carl Zeiss AG result in the following accounts payable and receivable, sales and expenses:

€'000	30.09.2005	30.09.2004
Accounts receivable		
Carl Zeiss Financial Services GmbH	17,231	27,352
Carl Zeiss AG	796	1,396
Carl Zeiss Co., Ltd., Japan	324	912
Carl Zeiss Ltd., United Kingdom	458	607
Carl Zeiss S.p.A., Italy	497	1,435
Carl Zeiss S.A.S., France	1	603
Carl Zeiss S.A., Spain	895	796
Other	3,257	2,814
Total	23,459	35,915

€'000	30.09.2005	30.09.2004
Accounts payable		
Carl Zeiss AG	1,388	365
Carl Zeiss Jena GmbH	1,592	1,394
Carl Zeiss de Mexiko S.A.de C.V., Mexico	1,929	409
Carl Zeiss Co., Ltd., Japan	7,850	2,209
Carl Zeiss Holding Co., Inc., USA	-	31
Other	715	664
Total	13,474	5,072

€'000	Financial year 2004/2005	Financial year 2003/2004
Sales		
Carl Zeiss AG	560	2,283
Carl Zeiss Ltd., United Kingdom	6,644	5,340
Carl Zeiss S.p.A., Italy	7,957	6,550
Carl Zeiss S.A., Spain	5,756	4,506
Carl Zeiss Far East Co. Ltd., Hongkong	4,143	6,963
Carl Zeiss S.A.S., France	7,023	4,561
Carl Zeiss Co. Ltd., South Korea	3,225	2,795
Carl Zeiss de Mexiko S.A.de C.V., Mexico	823	2,832
Carl Zeiss Canada Ltd., Canada	4,251	3,852
Carl Zeiss GmbH, Austria	2,161	2,703
Carl Zeiss Pty. Ltd., Australia	3,129	2,449
Carl Zeiss N.V.-S.A., Belgium	1,476	1,488
Other	9,248	10,136
Total	56,396	56,458

The Company took delivery of goods as follows:

€'000	Financial year 2004/2005	Financial year 2003/2004
Goods deliveries		
Carl Zeiss AG	2,051	729
Carl Zeiss Jena GmbH	13,862	10,965
Carl Zeiss Co., Ltd., Japan	6,253	4,511
Carl Zeiss Surgical GmbH, Germany	9,332	-
Other	455	416
Total	31,953	16,621

The Company also purchased services as follows:

€'000	Financial year 2004/2005	Financial year 2003/2004
Services		
Carl Zeiss Financial Services GmbH	153	607
Carl Zeiss AG	1,760	2,638
Carl Zeiss Jena GmbH	5,795	6,690
Carl Zeiss Co., Ltd., Japan	4,924	6,312
Carl Zeiss Holding Co., Inc., USA	239	230
Carl Zeiss Surgical GmbH	927	-
Other	535	202
Total	14,333	16,679

Purchased services include research and development costs of € 830,000 commissioned at the Carl Zeiss Group in financial year 2004/2005 (previous year: € 1.990 million).

5. Trade accounts receivable

€'000	30.09.2005	30.09.2004
Current accounts receivable	65,449	38,275
Long-term accounts receivable	283	405
Provisions for bad debt	9,701	12,044
Trade accounts receivable	56,031	26,636

Long-term accounts receivable were discounted over the term of the respective receivable at a discount rate of 2%. The unamortised discount was € 6,000 as of 30 September 2005 and € 12,000 as of 30 September 2004.

6. Other current assets

Other current assets are comprised as follows:

€'000	30.09.2005	30.09.2004
Accounts receivable from R&D subsidies	380	538
Derivative financial instruments	56	141
Accounts receivable from insurance companies	275	-
Accounts receivable from tax authorities	1,635	40
Other accounts receivable	918	489
Other current assets	1,264	1,208

7. Inventories

Inventories (net) comprise

€'000	30.09.2005	30.09.2004
Raw materials and supplies	19,296	15,435
Work in progress	10,185	7,623
Finished goods	34,606	19,178
Advances made	-	77
Total inventories, gross	64,087	42,313
Provisions for bad debt	10,343	8,187
Total inventories, net	53,744	34,126

8. Property, plant and equipment

Property, plant, and equipment comprises:

€'000	30.09.2005	30.09.2004
Land, buildings and leasehold improvements	29,805	26,117
Plant and machinery	12,214	8,185
Other fixtures and fittings, tools and equipment	13,622	12,427
Advances made and tangible assets in course of construction	443	330
	56,084	47,059
Minus: accumulated depreciation	26,329	22,989
Property, plant and equipment, net	29,755	24,070

Depreciation amounted to € 4.997 million and € 3.756 million, respectively, for financial years 2004/2005 and 2003/2004.

The reported amounts of property, plant and equipment include leased assets with a net book value of € 15.156 million. These assets have a gross balance of € 24.844 million, accumulated depreciation at 30 September 2003 is € 9.688 million. Depreciation on leased assets is included under depreciation expenses.

9. Other intangible assets

The item "Other intangible assets" exclusively comprises the following assets subject to scheduled amortisation:

€'000	30.09.2005			30.09.2004		
	Costs of purchase/ conversion	Cumulative amortisation	Book value	Costs of purchase/ conversion	Cumulative amortisation	Book value
Customer relationship	2,354	1,486	868	2,270	1,021	1,249
Patents	15,513	2,185	13,328	2,105	947	1,158
Technology	7,395	1,722	5,673	1,586	714	872
Trademarks/ Tradenames	6,887	870	6,017	485	218	267
Licences	790	137	653	685	203	482
Software	2,733	1,013	1,720	1,890	575	1,315
Other	3	-	3	51	11	40
Other intangible assets	35,675	7,413	28,262	9,072	3,689	5,383

Depreciation and amortisation amounted to € 3.968 million and € 1.649 million, respectively, in financial years 2004/2005 and 2003/2004.

Estimated amortisation on other intangible assets for the next five years is as follows:

Year (€'000)	
2005/2006	5,330
2006/2007	4,923
2007/2008	3,774
2008/2009	3,066
2009/2010	2,876

Apart from the goodwill and the legally protected trademarks reported in the consolidated financial statements, which were acquired as part of the LDT acquisition (see Note 3), Carl Zeiss Meditec does not have any other intangible assets that are not subject to scheduled amortisation.

10. Financial assets

The following table shows the change in financial assets as the sum of equity interests and loans from 1 October 2004 to 30 September 2005 and from 1 October 2003 to 30 September 2004:

€'000	Financial year 2004/2005	Financial year 2003/2004
Value as of 1 October	2,871	2,818
Additions	680	1,645
Disposals	(1,318)	(1,500)
Currency effects	39	(92)
Value as of 30 September	2,272	2,871

An out-of-court settlement was reached in the second quarter of financial year 2003/2004 in connection with a suit for damages filed against I-Spire s.p.r.l., Brussels, Belgium, and its sole proprietor. This settlement provides for the payment of the total amount of € 1.250 million shown in the balance sheet item "Other loans" in the previous year by I-Spire s.p.r.l. according to a payment plan. A sum of € 1.000 million was paid against this loan in financial year 2004/2005.

Since financial year 2003/2004 the balance sheet item "Loans" contains a loan of € 1.660 million (US$ 2.0 million) to alliance partner Notal Vision, Inc. Carl Zeiss Meditec cooperated with Notal Vision in the field of early diagnosis of age-related macular degeneration (AMD). The loan bears 4% interest p.a. and is due to be repaid by December 2006. In the event of failure to repay the amount owed, Carl Zeiss Meditec has reserved the right to demand 30% of the sales proceeds accrued by Notal Vision, Inc. on the basis of a purchase contract between the two companies. In addition, the outstanding loan amount may, at the Company's discretion, be converted at any time into preferred shares in Notal Vision, Inc. or the term for repayment extended.

In financial year 2004/2005 minimal holdings in Elsia S.A.S., La Rochelle, France (€ 240,000) and Polymerexpert S.A., Bordeaux, France (€ 122,000) were also recognised as additions in connection with the acquisition of IOLTECH. These are reported under the balance sheet item "Shareholdings". IOLTECH holds a 13.8% interest in ELSIA S.A.S. and a 10% interest in Polymerexpert.

11. Accruals

Accrued expenses comprise the following:

€'000	30.09.2005	30.09.2004
Accrued personnel costs	12,619	8,675
Accruals for outstanding invoices and services	11,228	6,655
Accruals for warranties	6,250	4,642
Accruals for taxes	1,265	713
Accruals for licences	296	363
Accruals for commissions	252	327
Other	1,990	786
Total accruals	33,900	22,161

As of 30 September 2005 and 2004 accrued personnel cost included € 17,000 and € 241,000, respectively, associated with the Company's 401(k) Plan.

Accruals for warranties

The following table shows the change in accruals for warranties from 01 October 2004 to 30 September 2005 and from 1 October 2003 to 30 September 2004:

€'000	Financial year 2004/2005	Financial year 2003/2004
Value as of 1 October	4,642	3,856
Addition	5,114	3,818
Reversal	(103)	(149)
Utilisation	(3,479)	(2,770)
Currency effects	76	(113)
Value as of 30 September	6,250	4,642

12. Other current liabilities

Other current liabilities are comprised as follows:

€'000	30.09.2005	30.09.2004
Liabilities from taxation	883	1,090
Liabilities from social security	1,954	435
Other liabilities	1,431	422
Other current liabilities	4,268	1,947

13. Pension obligations

The development of projected benefit obligations associated with the Company's pension plan in the course of financial year can be seen in the following table:

€'000	Financial year 2004/2005	Financial year 2003/2004
Pension benefit obligation at the beginning of the financial year	1,151	923
Service cost	185	100
Interest cost	63	56
Actuarial gain/loss	833	77
Asset transfer	-	(4)
Benefits paid	(2)	(1)
Pension benefit obligation at the end of the financial year	2,230	1,151

The following table shows the reconciliation of the funded status – the difference between the projected benefit obligation for all pension claims and the fair value of plan assets – to the amounts contained in the balance sheet:

€'000	30.09.2005	30.09.2004
Funded status	2,230	1,151
Unrecognised net loss	(1,159)	(344)
Unrecognised prior service cost	-	-
Unfunded accrued benefit cost	1,071	807
Additional minimum liability	943	463
Accumulated benefit obligation	2,014	1,270

The additional minimum liability of € 943,000 as of 30 September 2005 is recognised as a component of *other comprehensive loss* without affecting net income.

€'000	Financial year 2004/2005	Financial year 2003/2004
Change in additional liability included in accumulated other comprehensive loss	480	463

Pension expense is comprised as follows:

€'000	Financial year 2004/2005	Financial year 2003/2004
Wages and salaries	185	100
Interest expenses for projected benefit obligations	63	56
Amortisation of actuarial gains/losses	19	11
Pension expenses	267	167

The Company has not set aside any assets to fund pension obligations.

The following average valuation factors were used to calculate pension benefit obligations:

in %	Financial year 2004/2005	Financial year 2003/2004
Discount rate	4.0	5.5
Rate of long-term compensation increase	3.0	3.0
Rate of long-term pension increase	1.0	1.0

The annual pension increase was 1.75% in financial years 2004/2005 and 2003/2004. Employee turnover was taken into account for this calculation. It was assumed that benefit payments would begin at age 65.

Projected future pension benefit payments

Pension benefits paid by the Group on the basis of pension plans in financial year 2004/2005 amounted to € 2,000. These payments amounted to € 1,000 in financial year 2003/2004. The total estimated future pension benefits to be paid by the Group's pension plans for the next 10 years approximate € 113,000 and are expected to be paid as follows:

Financial year as of 30 September (€'000)	Pension benefit payments
2006	3
2007	5
2008	7
2009	7
2010	8
2011-2015	83

14. Long-term debt

Long-term debt is comprised as follows:

€'000	30.09.2005	30.09.2004
Annuity loan, repayable in quarterly instalments of € 123,719, including interest, term 18 years (residual term 14 years), fixed interest rate of 6.24% until 2019	4,644	4,842
Other loans (interest rate 4.5%)	293	0
Total long-term debt	4,937	4,842
Less current portion of long-term debt	505	198
Long-term debt net of current portion	4,432	4,644

The item "Other loans" relates to a medium-term loan of IOLTECH which will be paid off in full in the following financial year.

As of 30 September 2005 the Company's non-current liabilities have the following contractual maturities:

Financial year as of 30 September (€'000)	Liabilities
2006	505
2007	225
2008	239
2009	254
2010	271
Thereafter	3,443
Total long-term liabilities	4,937

Borrowings have been secured in full by liens.

15. Public subsidies

The Company received subsidies from various public bodies within the scope of state economic development programmes, including for the construction of manufacturing facilities, as well as for research and development activities, advanced training programmes and interest subsidies. The grants disclosed in the present consolidated financial statements as of 30 September 2005 and 2004 are comprised as follows:

€'000	Financial year 2004/2005	Financial year 2003/2004
Research and development subsidies	888	977
Other subsidies	213	224
Total	1,101	1,201
Investment grants set off from acquisition costs for property, plant and equipment	213	224

16. Financial instruments and risk provisioning

The fair value of a financial instrument is estimated as the amount that could be obtained in a business transaction between independent contracting partners under prevailing market conditions.

The fair values were calculated on the basis of market conditions as of the balance sheet date – interest rates, currency rates, commodity prices – and according to the evaluation methods described below. The Company is of the opinion that the credit risk for these types of transaction is negligible.

The fair values of derivative financial instruments are generally calculated independently of the performances of any underlying transactions hedged by these instruments.

Financial assets and liabilities with book values that are substantially equivalent to their fair value include cash and cash equivalents, short-term financial assets, trade accounts receivable and payable and other current liabilities.

The fair value of debts or similar non-current liabilities is based on the present value of expected future cash flows. The discount rate is based on applicable interest rates (for comparable loans to borrowers with similar credit standing) as of the balance sheet date.

The fair value of forward currency contracts is calculated on the basis of the average spot exchange rate as of the balance sheet date, adjusted for forward premiums and discounts for the respective residual term of the contract, as compared to the contracted forward exchange rate.

In the case of currency options, generally accepted option pricing models were used to determine the fair value of purchased option. These models consider factors such as the current level and volatility of the underlying base lending or exchange rate.

As of 30 September 2005 the Company had currency forward contracts with a total nominal value of € 2.334 million (previous year: € 2.294 million).

The following table shows the book values and estimated fair values of the financing instruments as of 30 September 2005 and 30 September 2004.

€'000	30.09.2005		30.09.2004	
	Book value	Fair value	Book value	Fair value
Originated financial instruments				
Assets				
Trade accounts receivable	55,819	55,819	26,243	26,243
Accounts receivable, associated companies	23,459	23,459	35,915	35,915
Loans	1,910	1,910	2,871	2,871
Cash and cash equivalents	50,003	50,003	49,748	49,748
Liabilities				
Trade accounts payable	19,241	19,241	10,592	10,592
Accounts payable, associated companies	13,474	13,474	5,072	5,072
Loans, associated companies	21,577	21,577	-	-
Loans from banks	4,937	5,244	4,842	5,187
Leasing commitments	25,926	29,201	23,431	24,734
Derivative financial instruments				
Assets				
Currency hedging contracts	56	56	141	141
Liabilities				
Currency hedging contracts	-	-	-	-

Holdings in unlisted companies to the amount of € 362,000 are not recognised in the above table, since these holdings are not publicly traded and no fair values are available.

17. Contingent liabilities and other financial obligations

Operative leases and rental agreements

The Company leases office space, land and equipment under leasing and rental agreements which may not be terminated during the basic term. Lease and rental expenses for financial years 2004/2005 and 2003/2004 amounted to € 3.245 million and € 1.923 million respectively.

The future minimum rental and leasing payments on the basis of non-terminable lease and rental agreements amount to:

Financial year (€'000)	Leasing and rental agreements
2005/2006	1,659
2006/2007	885
2007/2008	114
2008/2009	3
2009/2010	-
Total minumum payments	2,661

Financial lease agreements

On 28 September 1999 the Company sold land, building and leasehold improvements in Dublin for € 34.081 million and simultaneously entered into a long-term leasing agreement for this same property. This sale-and-lease-back arrangement is accounted for in accordance with SFAS No. 98 "Accounting for Leases", whereby the land, buildings and leasehold improvements continue to be carried and written off on the lessee's books. The leasing agreement has a term of 20 years.

The following table shows the minimum lease payments to be made each year for the land, building and leasehold improvements in Dublin and La Rochelle. Sums of € 3.097 million and € 2.118 million were paid in financial years 2004/2005 and 2003/2004, respectively.

€'000	Leasing payments
Leasing liabilities	
2005/2006	2,770
2006/2007	2,645
2007/2008	2,574
2008/2009	2,549
2009/2010	2,868
from 2010/2011	28,574
Total leasing liabilities	41,980
Minus interest	(16,054)
Net leasing liabilities	25,926
Minus current portion	(1,031)
Long-term net leasing liabilities	24,895

Guarantees

There are guarantees towards third parties amounting to € 242,000.

Generally, these guarantees represent standby letters of credit to banks related to services provided to customers and suppliers.

No provision in compliance with FIN 45 was set up for these guarantees, since their aggregate fair values are de minimis.

Purchase commitments

Carl Zeiss Meditec has purchase commitments towards suppliers amounting to € 55.483 million. These are distributed over several years.

A risk exists with respect to an agreement between the US Group company Carl Zeiss Meditec, Inc., and the Israeli company Notal Vision Ltd. concerning the product Preview PHP™. The agreement between the two companies grants to Carl Zeiss Meditec exclusive marketing rights to the PreviewPHP™ system, insofar as this system adequately meets the latter's requirements and the requirements of the market. In addition, Carl Zeiss Meditec has undertaken to purchase minimum quantities of the PreviewPHP™ system. However, both Carl Zeiss Meditec, Inc. and the market are of the opinion that a series of technical improvements are necessary to make the system more user-friendly. As a result, Carl Zeiss Meditec, Inc. has not yet been able to fully meet the agreed minimum purchase obligations. The total risk until the expiry of the contract (31 December 2006) is equivalent to € 6.6 million. Carl Zeiss Meditec is, however, optimistic that it will be able to reach a reasonable compromise with regard to the technical modifications that need to be carried out, which should make it considerably easier to market PreviewPHP™ in future. At the present time, therefore, the Company assumes that the contractual purchase obligations need not be fulfilled by Carl Zeiss Meditec, Inc. if the systems remain in their current technical format, since these systems are not presently marketable. Accordingly, no provision has been recorded for the minimum purchase provisions under this arrangement.

Litigation

The Company is a defendant in a lawsuit filed by a distributor of the former Asclepion for dermatological lasers for lost earnings. The Company is also a defendant in a pending cost reimbursement claim filed by the insolvency administrator of the former Asclepion distribution partner U.S. Medical, Inc., also in the field of dermatological lasers.

The Company has, in its opinion, taken adequate precautionary measures for both lawsuits and does not believe that the resolution of either lawsuit will result in a material effect on the Company's net worth, financial position and earnings.

18. Stock option plan

By way of a resolution of the Ordinary General Meeting on 13 May 2005 the existing contingent capital in Art. 4 (7) was abolished and Art. 4 (7) of the Articles of Association deleted without replacement. The exercise rights arising from the 400,000 stock options issued are thus void and the stock option plan expired. The Company did not issue any options in 2003/2004 or 2004/2005. Moreover, the only activity involving the Company's option plan related to the expiration of the previously awarded options.

19. Employee participation programme

In financial year 2003/2004 it was resolved to issue 25 free shares per employee to all employees of Carl Zeiss Meditec AG and its wholly-owned subsidiaries, with the exception of the Management Board of Carl Zeiss Meditec AG, the President of Carl Zeiss Meditec Inc., Dublin, USA, as well as the managing directors of the wholly-owned subsidiaries. The Company's own shares purchased have been used for the employee stock plan (see note 20). This resulted in personnel expenses of € 323,000 in financial year 2003/2004.

20. Shareholders' equity

Authorised Capital I

The Annual General Meeting of 13 May 2005 resolved to eliminate the existing authorised and partially used capital and to empower the Management Board, with the approval of the Supervisory Board, to increase the share capital by issuing new no-par value bearer shares worth up to € 13.841 million for cash consideration or consideration in kind by 12 May 2010 (Authorised Capital I).

Issuance of shares for consideration in kind

The sale and purchase agreement dated 16 December 2004 related to the acquisition of 62.7% of the shares in IOLTECH S.A. from its majority shareholder Philippe Tourrette, prescribes that 80% of the purchase price be paid in cash and the remaining 20% be paid by way of the issue of new shares from the authorised capital of Carl Zeiss Meditec AG.

Accordingly, by resolution of 19 January 2005 and with the approval of the Supervisory Board, the Management Board of Carl Zeiss Meditec AG partially implemented the authorisation pursuant to Art. 4 (5) of the articles of association (Authorised Capital I) and to increase the Company's share capital by € 1,265,553 from € 28,416,629 to € 29,682,182 by issuing 1,265,553 new no-par-value bearer shares. The new shares are endowed with dividend rights as of 1 October 2004. The 1,265,553 new no-par-value bearer shares were subscribed by Mr Philippe Tourrette, 15 bis Pommerou, 17220 Clavette, France. In return, Mr. Tourrette contributed 150,300 shares in IOLTECH – headquartered at 10 Avenue Paul Langevin, 17180 Perigny, France – entered in the commercial register of La Rochelle under No. 353 451 062, to Carl Zeiss Meditec AG. The contributed shares represent 12.54% of the share capital of IOLTECH S.A. totalling € 1,198,579. The contribution was effective as of 1 February 2005.

The shares issued for the consideration in kind were valued in conformance with US generally accepted accounting principles on the measurement date. In accordance with EITF 99-12, the measurement date occurred around the time that the Company and IOLTECH agreed to the acquisition and publicly announced this arrangement, i.e. 17 December 2004. At this point in time the share price was € 13.10. In accordance with this stipulation, after subtracting issuing costs of € 11,000 the share issue was valued at € 16,567,000.

Additional paid-in capital increased accordingly by € 15.302 million to € 104.735 million, after issue expenses of € 11,000 had been subtracted.

The capital increase was entered in the commercial register of Carl Zeiss Meditec on 2 February 2005.

Capital increase subscribed for cash

On 10 May 2005 Carl Zeiss Meditec issued shares of its stock for cash. The Company's share capital increased by € 2.842 million from € 29.682 million to € 32.524 million. Additional paid-in capital increased accordingly by € 36.984 million to € 141.719 million.

The € 14.30 issue price for the new shares was near to the Company's market price; specifically, it was 4.7% lower than the turnover-weighted average of XETRA prices in the last ten trading days prior to the capital increase. The shares were placed with institutional investors in Europe by way of accelerated bookbuilding. They carry dividend rights from 1 October 2004. After issue expenses of € 810,000 (after taxes) had been subtracted from the gross proceeds of € 40.636 million, the net cash inflow to the Company from this transaction amounted to € 39.826 million.

The capital increase was carried out with partial utilisation of Authorised Capital I which existed at this point in time. Since the share capital was not increased by more than 10%, shareholder subscription rights were excluded pursuant to Article 186 (3) sentence 4 AktG (German Stock Corporation Act).

■ Bookmarks
▸ Contents

In order to increase the free float, Carl Zeiss AG, as principal shareholder of the Company, had accepted a dilution of its shareholding and did not subscribe to any shares within the scope of this transaction. The total free float of Carl Zeiss Meditec has thus increased to approximately 35%.

The capital increase was entered in the commercial register at Gera Local Court on 20 May 2005.

Authorised Capital II

Furthermore, the Annual General Meeting of 19 March 2004 resolved to empower the Management Board, with the approval of the Supervisory Board, to increase the share capital by issuing new no-par value bearer shares worth up to a further € 1.0 million by 18 March 2009 (Authorised Capital II). The new shares can be issued to the employees of Carl Zeiss Meditec AG and its subsidiaries. The statutory subscription right of the shareholders is thus excluded. The Management Board shall be authorised, subject to the approval of the Supervisory Board, to specify the details of the capital increases from Authorised Capital II.

In financial year 2004/2005 no shares were subscribed from the Authorised Capital II.

Treasury stock

By way of a resolution of the Ordinary General Meeting on 12 March 2003, Carl Zeiss Meditec was authorised to purchase treasury stock up to a maximum value of 10% of the share capital of € 25.833 million until 11 September 2004.

Up to 30 September 2003 a total of 14,252 shares were purchased at an average price of € 7.58 per share and reported as "Treasury stock" under shareholders' equity.

By way of a resolution of the Ordinary General Meeting on 19 March 2004, Carl Zeiss Meditec was furthermore authorised to purchase treasury stock up to a maximum value 10% of the share capital of € 28.417 million until 18 September 2005.

Based on this new resolution, an additional 6,923 shares were purchased at an average price of € 10.19 per share in financial year 2003/2004 and reported as described above.

In financial year 2004/2005, 20,775 free shares were issued to employees within the scope of the employee participation programme (see Note 19). The remaining 400 shares were disclosed under "treasury stock" as of 30 September 2005.

Changes in equity not affecting net income ("Other comprehensive loss")

The following table shows the development of the components of other comprehensive loss not affecting net income:

€'000	Financial year 2004/2005	Financial year 2003/2004
Change in unrealised translation gains/(losses)	1,398	(2,071)
Increase in minimum liability (pensions)	(314)	(270)
Change in other comprehensive loss	1,084	(2,341)

According to the provisions of the German Stock Corporation Act (Aktiengesetz), the dividend amount available for distribution to the shareholders is dependent upon the equity of Carl Zeiss Meditec AG as reported in its financial statements in accordance with the German Commercial Code (HGB). Dividends may only be authorised and distributed from any net retained profits (after transfer to statutory reserves) as reported in the Company's single-entity financial statements according to HGB. These amounts differ from the total retained earnings as shown in the accompanying consolidated financial statements prepared in accordance with US GAAP. As of 30 September 2005, the German statutory financial statements of Carl Zeiss Meditec AG posted accumulated earnings of € 20.240 million.

Retained earnings

As stated in Note 3 the Japanese subsidiary of Carl Zeiss Meditec AG, Carl Zeiss Meditec Co., Ltd., domiciled in Tokyo, Japan, took over the surgery business of Carl Zeiss Co., Ltd., which is also domiciled in Tokyo, Japan. This is a transaction under common control. Goodwill does not result from this transaction. The transaction was reflected in the consolidated financial statements at the book value of the surgery business immediately prior to the merger. The residual amount of paid in excess of the respective book values of the acquired assets and liabilities, was offset in accordance with US GAAP, against the consolidated net retained earnings brought forward (51%) in the amount of € 643,000.

21. Minority interests

Minority interests relate to the equity interests held in Carl Zeiss Meditec Co. Ltd., Japan, and the equity interests in IOLTECH S.A., France.

The Group acquired a 51% interest in Carl Zeiss Meditec Co., Ltd., Japan, in financial year 2002/2003 and thus controls this entity. Carl Zeiss Co., Ltd., Japan, is the other shareholder in this company and holds both ordinary and preferred shares. Based on the preferred shares to which it is entitled, Carl Zeiss Co., Ltd. will receive, for at least the first three financial years from acquisition, 66% (49% minority interest plus 17%) of the dividends distributed by the "Ophthalmology" division of Carl Zeiss Meditec Co., Ltd., Japan. The preferred shares were granted for advance services performed by Carl Zeiss Co., Ltd. in the field of marketing, the establishment of a service structure and support for the approval procedures of Carl Zeiss Meditec products.

In February of financial year 2004/2005 the Company acquired 62.7% of the equity interests in the French ophthalmic surgery specialist IOLTECH S.A. By submitting a takeover bid to the remaining IOLTECH shareholders Carl Zeiss Meditec was able to raise its interest in IOLTECH to 87.2% by 30 September 2005. The equity interests held by the remaining IOLTECH shareholders is also disclosed under this item.

22. Taxes on income and earnings

Income (loss) before income taxes is split among the geographic regions as follows:

€'000	Financial year 2004/2005	Financial year 2003/2004
Germany	5,933	3,839
Rest of world	28,596	21,254
	34,529	25,093

Taxes on income and earnings are as follows:

€'000	Financial year 2004/2005	Financial year 2003/2004
Current taxes:		
Germany	576	630
Rest of world	10,109	7,713
	10,685	8,343
Deferred taxes:		
Germany	2,905	1,674
Rest of world	(96)	(205)
	2,809	1,469
	13,494	9,812

A uniform tax rate has been in effect since 1 January 2001 for taxing the income of joint stock corporations under German corporate tax law (Körperschaftsteuergesetz). In accordance with the tax law applicable in financial year 2004/2005, the Company's income is subject to a corporate tax rate of 25% plus a solidarity surcharge of 5.5%. The tax rate including solidarity surcharge totals 26.4%. The majority of German companies are subject to two types of income tax, a) trade income tax and b) corporation tax. The trade earnings tax of the Company in Jena amounted to 15.97% for each of the financial years 2004/2005 and 2003/2004. Trade taxes are deductible for the purpose of computing corporation taxes. Together with the trade earnings tax of 15.97% the tax burden for the Company in 2003/2004 and 2004/2005 was 38.13%.

The reconciliation of expected income tax expense, based on income before income taxes of € 34.529 million and € 25.093 million and statutory rates of 38.13% in the financial years 2003/2004 and 2004/2005 to actual income tax expense is as follows:

€'000	Financial year 2004/2005	Financial year 2003/2004
Expected tax expense at statutory rate	13,166	9,568
Non-deductible expenses	238	559
Tax-exempt earnings	(1,559)	(799)
Effect of change in statutory tax rate (foreign taxes)	82	196
Deferred tax liabilities for retained earnings of subsidiaries	1,648	-
Other	(81)	288
Effective taxes on income	13,494	9,812
Effective tax rate	**39.08%**	39.10%

Deferred tax assets and liabilities comprise the following:

€'000	30.09.2005	30.09.2004
Loss carryforward	10,742	5,652
Property, plant and equipment	5,011	4,634
Accounts receivable	536	602
Accruals	3,191	2,408
Inventories	3,784	3,990
Deferred revenue	-	62
Other current assets	1,136	320
Other non-current assets	623	58
Loans	524	1,049
Accounts payable	795	275
Deferred tax assets	26,342	19,050
Property, plant and equipment	257	279
Intangible assets	8,245	1,860
Other assets	195	24
Accounts payable	33	71
Retained earnings	1,648	-
Deferred tax liabilities	10,378	2,234
Deferred tax assets, net	15,964	16,816

Deferred tax assets and liabilities were disclosed in the consolidated balance sheet as of 30 September 2005 and 2004 as follows:

€'000	30.09.2005	30.09.2004
Deferred tax assets, current	9,068	7,419
Deferred tax assets, non-current	16,352	10,068
Deferred tax liabilities, current	890	108
Deferred tax liabilities, non-current	8,566	563
	15,964	16,816

Non-German withholding taxes amounting to € 1.193 million were recorded as deferred tax liabilities, since retained earnings of € 23.456 million at non-German subsidiaries are to be distributed in Germany over the next few years. The additional German tax expenditure of € 455,000 on the future payout of these foreign dividends to Germany was also carried as a liability.

The Group did not provide deferred tax liabilities to the amount of € 608,000 on € 10.030 million in cumulative earnings of subsidiaries because, from today's stance, the earnings of subisidiaries are intended to be indefinitely invested in those operations. The Company's consolidated financial statements do not show any valuation allowance for deferred taxes in financial year 2004/2005. As of 30 September 2005 the Company had tax credits from loss carryforwards totalling € 10.742 million. This applies to the USA, the United Kingdom and Germany. A loss carryforward of € 8.259 million has no expiry date. The limited loss carryforwards can be carried forward as follows:

€'000	
until	
2011	54
2012	30
2013	60
2014	11
2020	329
2021	1,063
2022	214
2023	722
	2,483

23. Segment reporting

According to SFAS 131 "Disclosures about Segments of an Enterprise and Related Information", segment reporting must comply with the internal organisational and reporting structure of the Group.

Segment reporting is therefore based on the geographical regions Germany, the USA, Japan and Other consistent with the way in which the Company organises its business. Each segment offers the same type of products and services.

€'000	Financial year 2004/2005					
	Germany	USA	Japan	Europe	Eliminations	Consolidation
Sales	124,624	162,048	62,792	34,452	(60,244)	323,672
thereof internal sales	28,142	32,102	-	-	-	60,244
Cost of goods sold	(83,833)	(94,218)	(36,136)	(16,347)	59,272	(171,262)
Marketing and selling expenses	(15,330)	(27,487)	(15,034)	(9,710)	149	(67,412)
General and administrative expenses	(6,495)	(5,054)	(2,167)	(3,302)	123	(16,895)
Research and development expenses	(12,244)	(17,327)	-	(2,763)	354	(31,980)
Other expenses	110	139	18	-	(81)	186
Foreign currency gains/(losses)	(15)	(44)	108	194	48	291
Operating income (loss)	6,817	18,057	9,581	2,524	(379)	36,600
Non-current assets	7,634	17,162	271	6,962	(364)	31,665
Depreciation and amortisation	2,998	3,417	91	1,463	996	8,965
Interest expense	805	2,415	92	2,152	(2,020)	3,444
Capital expenditure	976	1,186	49	1,075	(222)	3,064
Goodwill	15,422	12,798	-	64,554	-	92,774
Balance sheet total	325,360	127,651	30,297	244,555	(360,183)	367,680

€'000	Financial year 2003/2004					
	Germany	USA	Japan	Europe	Eliminations	Consolidation
Sales	110,721	136,926	35,302	-	(48,071)	234,878
thereof internal sales	23,454	24,617	-	-	-	48,071
Cost of goods sold	(73,487)	(80,608)	(19,125)	-	47,343	(125,877)
Marketing and selling expenses	(17,053)	(22,246)	(8,013)	-	189	(47,123)
General and administrative expenses	(6,825)	(3,835)	(1,094)	(64)	119	(11,699)
Research and development expenses	(10,605)	(14,785)	-	-	493	(24,897)
Other expenses	15	204	-	19	14	252
Foreign currency gains/(losses)	474	-	61	-	257	792
Operating income (loss)	3,240	15,656	7,131	(45)	344	26,326
Non-current assets	11,186	18,111	195	-	(2,551)	26,941
Depreciation and amortisation	2,808	2,631	66	-	(31)	5,474
Interest expense	465	1,790	57	1	(124)	2,189
Capital expenditure	787	2,021	57	-	(40)	2,825
Goodwill	15,422	704	-	-	-	16,126
Balance sheet total	239,811	80,838	14,672	12	(119,900)	215,433

Sales revenue is allocated according to the geographic region of the subsidiary that initiates the sales transaction. Non-current assets include long-term property, plant and equipment and loans. This item does not, however, contain any goodwill, intangible assets, non-current trade accounts receivable or deferred tax assets.

Inter-segmental sales and revenue are largely calculated at the same prices as negotiated with third parties.

Capital expenditure relates to the purchase of property, plant and equipment.

Geographical information

Revenues are attributed to geographical regions according to the location of the customer's headquarters:

€'000	Financial year 2004/2005	Financial year 2003/2004
Germany	19,882	17,734
Rest of world:		
Europe, excluding Germany	73,833	41,860
Americas	136,033	109,806
Asia, Pacific region*	93,924	65,478
	323,672	234,878

* *including Africa*

Sales by business segment

€'000	Financial year 2004/2005	Financial year 2003/2004
Diagnosis	223,820	169,798
Laser and IOL (intraocular lenses)	77,670	44,102
Service	22,182	20,978
	323,672	234,878

Information on key customers

In financial years 2004/2005 and 2003/2004 no single customer accounted for more than 10% of total sales.

■ Bookmarks
▸ Contents

24. Notifiable transactions in the reporting period

In financial year 2004/2005 the members of the Management and Supervisory Boards of Carl Zeiss Meditec AG did not carry out any securities transactions that were notifiable pursuant to Art. 15a of the German Securities Trading Act (WpHG).

25. Events after the balance sheet date

There were no events of particular significance post balance sheet date 30 September 2005.

Special notes and compulsory disclosures pursuant to Art. 292a HGB

Divergent accounting, valuation and consolidation methods

The consolidated financial statements of Carl Zeiss Meditec have been prepared in accordance with the applicable United States Generally Accepted Accounting Principles (US GAAP) as of the balance sheet date. Carl Zeiss Meditec is therefore exempt from the obligation to prepare its financial statements under the German Commercial Code (HGB), as set out in Art. 292a HGB.

The consolidated reporting of the parent company complies with EU Directive 83/349/EC as interpreted by the German Accounting Standards Committee (DRSC) in its German Accounting Standard DRS 1.

The applied accounting, valuation and consolidation methods in conformance with US GAAP essentially differ from the German Commercial Code in the following respects:

Balance sheet structure

The balance sheet and the income statement for the German annual financial statements are structured in accordance with Art. 266, 275 HGB. SEC/US GAAP prescribes a different layout: The balance sheet items are ordered in accordance with their realisability – beginning with the most liquid items. In addition, current components of the non-current assets and liabilities are reported separately. Treasury stock was not shown as an asset, but deducted directly from shareholders' equity.

Internally developed software

According to HGB internally developed software may not be recorded as an asset in the balance sheet. Instead, any development costs are expensed as incurred.

Under US GAAP expenses for software development are capitalised in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed" when certain conditions are met, and amortised over the software's expected useful life. Once feasibility has been proven, the development costs for software (attributable material and labour costs and overheads) for sale to third parties must be capitalised from the time technical feasibility is established until market maturity.

Business combinations

According to German accounting law, business combinations must be taken into consideration as of their effective date. A choice may be made between the book value method and the fair value method (Art. 301 HGB). With the book value method capital is carried at an amount equivalent to the book value of the assets to be included in the consolidated financial statements. Hidden reserves may only be disclosed to the amount of the differential between the book value of participations and the calculated equity capital. With the revaluation method, hidden reserves are disclosed independently of the proportional holding.

According to US GAAP, mergers are recorded when the acquirer obtains control over the acquired business. The fair value of the assets and liabilities apportionable to the legal transferee at the time of acquisition must be recorded.

Goodwill

Effective 1 October 2002 the Company has to conform to SFAS No. 142, "Goodwill and Intangible Assets" which prohibits scheduled amortisation of goodwill. According to this regulation goodwill is periodically tested for impairment and is reduced to a lower value as necessary. HGB stipulates that goodwill be amortised over its anticipated useful life.

Leasing

According to US GAAP a fundamental distinction is made between "capital leases" and "operating leases". In the case of a capital lease, the lessee is the beneficial owner and capitalises the leased property. In the case of an operating lease, the leased property is attributed to the lessor and the lessee makes periodic lease payments for use of the property.

There are special regulations for reporting sale-and-lease-back agreements. The profit from the sale of the equipment is deferred and amortised to income on a pro rata basis over the term of the agreement.

Unrealised profit/loss within the scope of the valuation date

According to HGB only unrealised losses are reported in the income statement (imparity principle). US GAAP, on the other hand, also takes into account any unrealised profit, which sometimes results from the acquisition of derivative financial instruments.

Accounts receivable and payable denominated in foreign currencies which are not hedged are valued under German accounting law at cost price or at the lower exchange rate on the respective balance sheet date. According to US GAAP (SFAS No. 52), all foreign currency accounts receivable and payable are translated at the exchange rate on the balance sheet date and unrealised exchange rate gains and losses are reflected in the operating results.

The valuation of derivative financial instruments pursuant to HGB takes into account the principles of cost price, realisation and imparity.

Under US GAAP derivative financial instruments are stated at their fair value. Any resulting unrealised profit or loss is also reflected in the results.

Deferred taxes

Pursuant to HGB, deferred taxes are calculated for all timing differences between the recognition of income for tax purposes and for the consolidated income statement (timing concept). No deferred taxes are shown for losses carried forward. However, DRS 10, "Deferred taxes in consolidated financial statements", requires that losses carried forward for financial years beginning after 31 December 2002 be disclosed if the tax advantage can be realised with a reasonable degree of certainty.

Pursuant to SFAS No. 109, however, deferred taxes must be calculated for all temporary differences between the tax bases of assets and liabilities and the respective amounts reported in the consolidated balance sheet (temporary concept). Deferred taxes on loss carryforwards must be recognised. Valuation allowances are provided against deferred tax assets when it is unlikely that these assets will be realised (i.e. 50% or less chance).

Provisions for pensions

Both HGB and US GAAP stipulate that provisions must be set up for pension obligations. According to US GAAP, these are to be valued on the basis of anticipated discounted future payments. The HGB specifies that various actuarial methods may be used. According SFAS No. 87, the projected unit credit method must be applied in compliance with US GAAP. Pursuant to SFAS No. 87, certain qualified assets must be offset against the total obligation or capitalised in the case of funded plans.

Minority interests

Pursuant to HGB, minority interests are disclosed according to the entity theory of consolidation as a component of shareholders' equity and net income for the year. In accordance with US accounting rules, minority interests are not – according to the parent company theory – shown as a component part of shareholders' equity, but as a separate balance sheet item after shareholders' equity, and the share of profits apportioned to the minority interests is disclosed as an expense or, in the case of a deficit, as income in the income statement.

Additional mandatory disclosures pursuant to Art. 292a HGB

Information on executive bodies of the parent company

Management Board

The following were appointed as members of the Management Board of Carl Zeiss Meditec AG in financial year 2004/2005 and their names entered in the commercial register:

Ulrich Krauss, Dipl.-Kaufmann (MBA), Weimar/Germany
President and CEO, responsible for Sales, Service, HR and Quality Management,
until 9 December 2004 also responsible for Marketing and Research and Development.
Other mandates:
Member of the Board of Management of Carl Zeiss Meditec Inc., Dublin/USA,
Member of the Board of Management of Carl Zeiss Meditec, Co. Ltd., Tokyo/Japan,
Member of the Board of Management of IOLTECH S.A., La Rochelle/France.

Bernd Hirsch, Dipl.-Kaufmann (MBA), Weimar/Germany
Member of the Management Board, responsible for Finances, Investor Relations,
IT, Operations and Legal Affairs,
until 9 December 2004 also responsible for Research and Development.
Other mandates:
Managing Director of CZM Asset Management GmbH, Jena/Germany,
President of the Board of Management of IOLTECH S.A., La Rochelle/France,
Member of the Board of Management of Carl Zeiss Meditec, Co. Ltd., Tokyo/Japan

Mr. James L. Taylor, BS (U.S. Naval Academy), MBA (J. Hopkins University),
Tiburon, CA/USA (from 09/12/2004)
Member of the Management Board, responsible for Marketing and Research and Development.
Other mandates:
Member of the Board of Carl Zeiss Meditec Inc., Dublin/USA.

In financial year 2004/2005 the active members of the Management Board received a total remuneration of € 867,000 divided as follows:

€'000	Fixed components	Variable components
Name		
Ulrich Krauss	160	83
Bernd Hirsch	152	74
James L. Taylor	216	182

■ Bookmarks
▸ Contents

Projected unit credits for pensions for former members of the Company's Management Board amounted to € 133,000.

Supervisory Board

The Supervisory Board of Carl Zeiss Meditec AG in financial year 2004/2005 consisted of the following members:

Dr Michael Kaschke, Oberkochen/Germany
Member of the Managing Board of Carl Zeiss AG, Oberkochen/Germany
Chairman of the Supervisory Board.
Other mandates:
Chairman of the Board of Management of Carl Zeiss Meditec, Inc., Dublin/USA,
Member of the Supervisory Board of Hensoldt AG, Wetzlar/Germany,
Chairman of the Board of Management of Carl Zeiss Surgical Inc., Thornwood/USA,
Chairman of the Board of Management of Carl Zeiss Co., Ltd., Tokyo/Japan,
Chairman of the Board of Management of Carl Zeiss Pte. Ltd., Singapore,
Chairman of the Board of Management of Carl Zeiss India Pte. Ltd., Singapore/Bangelore,
Chairman of the Board of Management of Carl Zeiss Co. Ltd., Seoul/South Korea,
Chairman of the Board of Management of Carl Zeiss Far East Co., Ltd., Kowloon/Hong Kong,
Chairman of the Board of Management of Carl Zeiss (Pty.) Ltd., Randburg/South Africa,
Chairman of the Supervisory Board of Carl Zeiss Financial Services GmbH, Oberkochen/Germany,
Member of the Supervisory Board of Carl Zeiss SMT AG, Oberkochen/Germany,
Member of the Supervisory Board of Siltronic AG, Munich/Germany,
Chairman of SPECTARIS, the German Industrial Association for Optical, Medical and Mechatronicical Technologies, Berlin/Germany.

Alexander von Witzleben, Weimar/Germany
Chairman of the Management Board of Jenoptik AG, Jena/Germany,
Deputy Chairman of the Supervisory Board.
Other mandates:
Chairman of the Supervisory Board of Analytik Jena AG, Jena/Germany,
Chairman of the Supervisory Board of DEWB AG, Jena/Germany,
Chairman of the Supervisory Board of Meissner+Wurst Zander Holding AG, Stuttgart/Germany,
Chairman of the Supervisory Board of PVA Tepla AG, Asslar/Germany,
Member of the Administrative Board of Feintool International Holding AG, Lyss/Switzerland,
Member of the Advisory Board of Kaefer Isoliertechnik GmbH & Co. KG, Bremen/Germany.

Dr Markus Guthoff, Krefeld/Germany
Member of the Board of IKB Deutsche Industriebank AG, Düsseldorf/Germany,
Member of the Supervisory Board.
Other mandates:
Chairman of the Advisory Board of IKT Private Equity GmbH, Düsseldorf/Germany,
Chairman of the Advisory Board of IKB Data GmbH, Düsseldorf/Germany,
Member of the Supervisory Board of MetaDesign AG, Berlin/Germany,
Member of the Supervisory Board of Argantis GmbH, Cologne/Germany,
Member of the Advisory Board of Poppe & Potthoff, Werther/Germany,
Member of the Board of IKB Capital Corporation, New York/USA.

Dr Manfred Fritsch, Kleinpürschütz bei Jena/Germany
Member of the Supervisory Board.
Other mandates:
Member of the Supervisory Board of Messe AG, Erfurt/Germany,
Member of the Advisory Board of asphericon GmbH, Jena/Germany,
Member of the Management Board of the optics cluster OptoNet e.V., Jena/Germany,
Member of the Economic Advisory Board to the State Prime Minister of Thuringia, Germany.

Wilhelm Burmeister, Jena/Germany
Group Manager Manufacturing Control and Chairman of
the Works Council of Carl Zeiss Meditec AG, Jena/Germany.
Member of the Supervisory Board on behalf of the employees,
no other mandates.

Franz-Jörg Stündel, Jena/Germany
Team Leader Field Services Laser and Diagnostics at Carl Zeiss Meditec AG, Jena,
member of the works council of Carl Zeiss Meditec AG, Jena/Germany.
Member of the Supervisory Board on behalf of the employees,
no other mandates.

The company acquired in December 2004, Laser Diagnostic Technologies Inc., headquartered in San Diego, California, USA, is included in the figures for Carl Zeiss Meditec, Inc., and was merged with Carl Zeiss Meditec Inc. with effect from 3 October 2005. The German company Laser Diagnostic Technologies Europe GmbH, i.L., Schriesheim, is in liquidation.

German Corporate Governance Code/
Declaration according to Art. 161 AktG (Stock Corporation Act)

The declaration mandated under Art. 161 of the German Stock Corporation Act (AktG) was made available to the Management and Supervisory Boards and the shareholders.

Jena, 22 November 2005
Carl Zeiss Meditec AG





Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the
Management Board

James L. Taylor
Member of the
Management Board

Audit opinion

We have audited the consolidated financial statements, comprising the balance sheet, income statement and the statement of changes in shareholders' equity and cash flows as well as the notes to the financial statements, prepared by Carl Zeiss Meditec AG, for the financial year from 1 October 2004 to 30 September 2005. The preparation and the content of the consolidated financial statements are the responsibility of the Company's Management Board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with United States Generally Accepted Accounting Principles (US GAAP).

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by *Institut der Wirtschaftsprüfer* (IDW, German Institute of Auditors). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made made by the management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements provide a suitable understanding of the net assets, financial position and results of operations as well as cash flows of the Group for the financial year in compliance with United States Generally Accepted Accounting Principles.

Our audit, which also extends to the consolidated management report prepared by the Management Board for the financial year from 1 October 2004 to 30 September 2005, did not lead to any reservations. The consolidated management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

In addition, we confirm that the consolidated financial statements and the consolidated management report for the financial year from 1 October 2004 to 30 September 2005 satisfy the conditions required for Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law.

Stuttgart, 23 November 2005

Prof. Dr Binder, Dr Dr Hillebrecht & Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft





Schupeck
(German public auditor)

Barth
(German public auditor)

Index

Key Investor Relation Events and Contact

Key Investor Relation Events

Financial year 2005/2006

14 February 2006	3-Month Report
14 February 2006	Telephone Conference
10 March 2006	General Meeting
15 May 2006	Six-Month Report
15 May 2006	Analysts' Conference Frankfurt am Main
14 August 2006	9-Month Report
14 August 2006	Telephone Conference
14 December 2006	Annual Financial Statements 2005/2006
14 December 2006	Analysts' Conference Frankfurt am Main

Contact

Carl Zeiss Meditec AG

Jens Brajer

[illegible]

Printed in Germany 01/2006
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
07745 Jena, Germany

Tel.: +49 (0) 36 41 / 2 20-0
Fax: +49 (0) 36 41 / 2 20-112
www.meditec.zeiss.com